Exhibit 99.57

Execution Copy

AMENDED AND RESTATED

DISTRIBUTION AND MARKETING AGREEMENT

DATED AS OF MARCH 6, 2017

BY AND BETWEEN

THERATECHNOLOGIES INC.

AND

TAIMED BIOLOGICS INC.

TABLE OF CONTENTS

Article 1 DEFINITIONS		1

Article 2 COLLABORATION		15

2.1	General Terms of Collaboration	15

2.2	Right of First Offer	16

2.3	Necessary Documentation	17

2.4	Trademarks	17

Article 3 DEVELOPMENT ACTIVITIES		20

3.1	Development of Product in the United States	20

3.2	Costs of Product Development	20

3.3	Additional Development Related to Regulatory Filings in Canada	20

3.4	Additional Development Related to Regulatory Filings in the European Territory	21

3.5	Phase IV Trials and Post-Marketing Approval Studies in the Territories	21

3.6	Costs of Phase IV Trials and Post-Marketing Approval Studies in the United States	21

3.7	Costs of Additional Development in Canada, Phase IV Trials and Post-Marketing Approval Studies in Canada	22

3.8	Costs of Additional Development in the European Territory, Phase IV Trials and Post-Marketing approval in the European Territory	22

3.9	Presentation of New Route of Administration	23

3.10	Development of Competing Products	24

3.11	Development Costs for Competing Products	29

3.12	Confirmation of the rights of TaiMed in the Product and Competing Product	29

3.13	Joint Development Committee	29

Article 4 REGULATORY MATTERS		31

4.1	Regulatory Activities	31

4.2	Transfer of Regulatory Filings and Regulatory Approvals in the United States	32

4.3	Communications with the FDA	33

4.4	Communication with Health Canada	34

4.5	Communication with EMA	35

4.6	Joint Regulatory Committee for the North American Territory	36

4.7	Joint Regulatory Committee for the European Territory	37

4.8	Collaboration	39

Article 5 COMMERCIALIZATION		39

5.1	Theratechnologies Commercialization Responsibilities	39

5.2	Product Packaging, and Product Labels and Inserts	40

5.3	Product Pricing and Rebates	41

5.4	Promotional Materials	41

5.5	Commercialization Efforts	41

5.6	Joint Commercialization Committee	42

Article 6 MANUFACTURING AND SUPPLY		43

6.1	TaiMed Supply Obligations	43

6.2	Price and Payment	44

6.3	Inventory	45

6.4	Forecasts; Orders; Delivery; Risk of Loss	46

6.5	Manufacturing Designees	48

Article 7 ADVERSE EVENTS; RECALLS		49

7.1	Notification	49

7.2	Reporting	50

7.3	Literature Reports	50

7.4	Global Database	50

7.5	Recalls	51

7.6	Pharmacovigilance Agreement and Quality Agreement	51

Article 8 FINANCIAL CONSIDERATION		52

8.1	Initial Payments for North American Territory	52

8.2	Initial Payments for European Territory	53

8.3	North American Commercial Milestone Payments	53

8.4	North American Payments	54

8.5	European Commercial Milestone Payments	55

8.6	European Payments	56

8.7	Consideration Shares	57

8.8	Holding Periods	58

Article 9 PAYMENT, REPORTING, AUDITING		58

9.1	Mode of Payment; Currency; and Invoicing	58

9.2	Records Retention	59

9.3	Interest	59

9.4	Rights of Inspection	59

9.5	Taxes	60

- ii -

Article 10 INVENTIONS AND PATENTS		61

10.1	Certification Under Drug Price Competition and Patent Restoration Act	61

10.2	Listing of Patents	62

10.3	Canadian Patent Register	62

10.4	Title to New Technology	62

10.5	Further Assurances	62

10.6	Patent Coordinators	63

10.7	Inventorship	63

10.8	Cooperation	63

10.9	Patent Filing, Prosecution and Maintenance	63

10.10	Enforcement and Defense of Patents and Trademarks	64

10.11	Third Party Actions Claiming Infringement	67

Article 11 CONFIDENTIALITY		68

11.1	Confidentiality Obligations	68

11.2	Permitted Exceptions	69

11.3	Return of Confidential Information	70

11.4	Scientific Publications	70

11.5	Press Releases and Disclosure	70

Article 12 REPRESENTATIONS AND WARRANTIES		71

12.1	Representations and Warranties	71

12.2	TaiMed Representations and Warranties	72

Article 13 INDEMNIFICATION AND INSURANCE		74

13.1	Indemnification by Theratechnologies	74

13.2	Indemnification by TaiMed	75

13.3	NO CONSEQUENTIAL DAMAGES	75

13.4	Notification of Claims; Conditions to Indemnification Obligations	75

13.5	Insurance	76

Article 14 TERM AND TERMINATION		77

14.1	Term and Expiration	77

14.2	Termination of the Agreement by TaiMed or Theratechnologies for specific events	77

14.3	Termination upon Material Breach	77

14.4	Effects of Termination	78

14.5	No Public Statements	81

14.6	Fair Market Value of the Agreement	81

- iii -

Article 15 DISPUTE RESOLUTION		82

15.1	Disputes	82

15.2	Escalation to Executive Officers	82

15.3	Arbitration	82

Article 16 MISCELLANEOUS PROVISIONS		83

16.1	Relationship of the Parties	83

16.2	Assignment	83

16.3	Performance by the Parties	83

16.4	Compliance with Laws	84

16.5	Further Actions	84

16.6	Accounting Procedures	84

16.7	Force Majeure	84

16.8	Entire Agreement of the Parties; Amendments	85

16.9	Construction	85

16.10	Governing Law	85

16.11	Notices and Deliveries	86

16.12	Waiver	87

16.13	Severability	87

16.14	Counterparts	87

- iv -

AMENDED AND RESTATED DISTRIBUTION AND MARKETING AGREEMENT

THIS AMENDED AND RESTATED DISTRIBUTION AND MARKETING AGREEMENT (this “Agreement”) made as of March 6, 2017 (the “Execution Date”), by and between THERATECHNOLOGIES INC., a corporation organized under the laws of the Province of Québec, having its head office and principal place of business at 2015 Peel Street, 5th Floor, in the City of Montréal, Province of Québec, Canada, H3A 1T8 (“Theratechnologies”), and TaiMed Biologics Inc., a corporation organized under the laws of Taiwan, having its head office and principal place of business at 3F., No. 607, Ruiguang Rd., Neihu Dist., Taipei City 11492, Taiwan (“TaiMed”). Theratechnologies and TaiMed may hereinafter be referred to individually as a “Party” or collectively as the “Parties”.

WHEREAS, TaiMed and Theratechnologies entered into a distribution and marketing agreement as of March 18, 2016 (the “Original Agreement”) pursuant to which TaiMed retained Theratechnologies as its exclusive distributor for the Product (as hereinafter defined) in Canada and in the United States of America;

WHEREAS, TaiMed wish to retain Theratechnologies as its exclusive distributor for the Commercialization of the Product in the European Territory (as hereinafter defined) in accordance with the terms and conditions of this Agreement; and

WHEREAS, the Parties wish to amend and restate the Original Agreement to define their rights and obligations with the addition of the European Territory (as hereinafter defined) to the Original Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations and warranties, covenants and agreements herein contained, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Unless otherwise specifically provided herein, the following terms shall have the following meanings:

1.1	“Action” has the meaning set forth in Section 10.10.2.

1.2

“Adverse Event” means the development of an undesirable medical condition or the deterioration of a pre-existing medical condition following or during exposure to the Product, whether or not considered causally related to such Product, the exacerbation of any pre-existing condition(s) occurring during the use of the Product, or any other adverse experience or adverse drug experience or reaction according to applicable Law.

1.3

“Affiliate” means, with respect to any entity, any corporation, firm, partnership or other entity which, at the time in question, directly or indirectly controls, is controlled by or is under common control with such entity. For the purposes of this definition, an entity shall be deemed to have “control” (including with correlative meanings, “controlled by,” “controlling” and “under common control with”) if such entity owns, directly or indirectly, more than fifty percent (50%) of (i) the voting stock of a corporation, (ii) the partnership interests in a partnership or (iii) the membership interests in a limited liability company.

1.4	“Agreement” has the meaning set forth in the Preamble of this Agreement.

1.5

“Antibody” means ibalizumab (TMB-355), a monoclonal antibody that binds to the CD4 receptor, the molecular formula of which is set forth in Schedule 1.5, owned or Controlled by TaiMed or its Affiliates.

1.6	“Arrangement” has the meaning set forth in Section 12.2.16.

1.7	“Bi-Weekly (Once every two weeks) New Route of Administration Milestone” has the meaning set forth in Section 8.3.

1.8

“BLA” means a Biologics License Application filed pursuant to the requirements of the FDA, as more fully defined in 21 C.F.R. § 601, as the same may be amended from time to time, and any equivalent application filed in Canada pursuant to the requirements of Health Canada, together, in each case, with all additions, deletions or supplements thereto.

1.9

“BLA Acceptance” means the receipt of written notice from the FDA that the filing of a BLA for the Product has been accepted pursuant to and in accordance with applicable Law, as the same may be amended from time to time.

1.10	“Business Day” means a day other than a Saturday, Sunday, or bank or other public holiday in Taipei, Taiwan or Montreal, Canada.

1.11	“Calendar Quarter” means each three (3)-month period beginning on the 1st of January, the 1st of April, the 1st of July or the 1st of October.

1.12	“Calendar Year” means each twelve (12)-month period beginning on the 1st of January and ending on the 31st of December of the same year.

1.13	“Canadian Act” means in Canada the Food and Drugs Act, as amended and the rules, regulations, guidances and requirements of Health Canada as may be in effect from time to time.

1.14	“Change of Control” means:

a)

the acquisition by any person or group (within the meaning of Sections 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) (other than any trustee or other fiduciary holding securities under an employee benefit plan of a Party or any entity controlled by a Party) of beneficial ownership of any capital stock of a Party or any direct or indirect parent of a Party, if after such acquisition, such person or group would be the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of a Party or any direct or indirect parent of a Party representing more than fifty percent (50%) of the combined voting power of a Party’s or such direct or indirect parent’s then outstanding securities entitled to vote generally in the election of directors;

b)

the consummation by a Party or any direct or indirect parent of a Party of a consolidation, amalgamation, merger, reorganization or arrangement with any Person or group, if the Persons who were not shareholders of such Party or such direct or indirect parent of such Party immediately prior to such consolidation, amalgamation, merger, reorganization or arrangement own immediately after such consolidation, amalgamation, merger, reorganization or arrangement more than fifty percent (50%) of (i) the continuing or surviving entity or (ii) any direct or indirect parent of such continuing or surviving entity; or

c)

sale, assignment, spin-off, divestiture or other transfer by a Party or any of its Affiliates to any Person other than to an Affiliate of all or substantially all of the assets or business of a Party or any of its Affiliates involved in performing any of the obligations of such Party under this Agreement.

1.15	“CIPO” has the meaning set forth in Section 10.9.1.

1.16

“Clinical Trial” means a clinical trial in human subjects that has been approved by the FDA in the United States, Health Canada in Canada or the EMA in Europe and is designed to measure the safety and/or efficacy of a pharmaceutical or biotechnology product. Clinical Trials shall include Phase I Trials, Phase II Trials, Phase III Trials and Phase IV Trials.

1.17	“Commercial Milestone” has the meaning set forth in Section 8.3.

1.18	“Commercial Milestone Payment” has the meaning set forth in Section 8.3.

1.19

“Commercial Sale” means any sale or other transfer of the Product by Theratechnologies to a Third Party; provided that the following shall not constitute a “Commercial Sale”: (a) the transfer, use or disposition of the Product to a Third Party or TaiMed for use solely in Clinical Trials, tests, studies, regulatory or governmental purposes or under NPS Program or other limited access programs, (b) the transfer, use or disposition of the Product in connection with patient assistance programs or for charitable or promotional purposes, and (c) sales or transfers of the Product between or among Theratechnologies and its Affiliates or Designees (or between or among a Designee and its Affiliates) until such time as there is a subsequent sale by any such Affiliate or Designee.

1.20

“Commercialization” or “Commercialize” means any and all activities directed to the commercial exploitation of the Product in accordance with applicable Laws before and after Marketing Approval has been obtained, including advertising, marketing, promoting, managed market activities, market and consumer research, customer services, Detailing, distributing, offering to sell and selling the Product. When used as a verb, “to Commercialize” and “Commercializing” means to engage in Commercialization and “Commercialized” has a corresponding meaning. For the purpose of this Agreement, “Commercialization” or “Commercialize” does not include producing or manufacturing the Product.

1.21	“Commercialization Plan” has the meaning set forth in Section 5.1.2.

1.22

“Commercially Reasonable Efforts” means (a) with respect to the efforts to be expended by a Party with respect to any objective, such reasonable, diligent and good faith efforts and resources, consistent with applicable Laws, as such Party would normally use to accomplish a similar objective under similar circumstances, and (b) with respect to any objective relating to Development, Regulatory Approval or Commercialization of the Product by a Party, the application by such Party, consistent with the exercise of its prudent scientific and business judgment, of diligent efforts and resources to fulfill the obligation in issue, consistent with the level of efforts such Party would normally devote to its own branded product at a similar stage in its product life as such Product and having profit potential comparable to that of such Product, taking into account, without limitation, scientific, development, technical, commercial and regulatory factors, target product profiles, product labeling, past performance, present and future market potential, present and future regulatory environment and competitive market conditions in the therapeutic area, the safety and efficacy of the Product and the strength of its proprietary position, all based on conditions prevailing at the time such efforts are due.

1.23

“Competent Regulatory Body” means any Governmental Body of a Country having authority over pharmaceutical or biotechnology products, including the FDA in the United States, Health Canada in Canada, and the EMA in the European Territory;

1.24

“Competing Product(s)” means any pharmaceutical or biotechnology product for any indication with respect to HIV which does not contain or include the Antibody, including any dosage or formulation thereof and associated Drug Devices therefor.

1.25	“Competing Product Right of First Offer” has the meaning set forth in Section 2.2.

1.26	“Competing Product Right of First Offer Period” has the meaning set forth in Section 3.10.4.

1.27

“Confidential Information” means any and all information, technical and non-technical, written and oral, regardless of media or format, which is not published or otherwise in the public domain, relating to a Party’s business, operations, assets and products and information of Third Parties that a Party is obligated to keep confidential.

1.28	“Consideration related to the Third Commercial Milestone Payment” has the meaning set forth in Section 3.9.2.

1.29	“Consideration Shares” means the Theratechnologies’ Common Shares to be issued pursuant to Section 8.1 and Section 8.2.

1.30

“Controlled” means, with respect to Patent Rights, Know-How or Materials, that the Party or one of its Affiliates owns in whole or in part or has a license or sublicense to such Patent Rights, Know-How or Materials (or in the case of Materials, has the right to physical possession of such Materials), subject to any restrictions expressly set forth in those agreements set forth on Schedule 1.30 as of the Execution Date, with the ability to grant further sublicenses and with respect to Patent Rights, Know-How or Materials that TaiMed or one of its Affiliates acquires or obtains from a Third Party license, sublicense or other right at any time after the Execution Date, subject to any restrictions to which TaiMed or its Affiliates is subject under any applicable agreement such as field of use restrictions.

1.31	“Controlling Party” has the meaning set forth in Section 10.11.3.

1.32

“Country” means each of the United States of America and its territories, including Puerto Rico and the District of Columbia (collectively, the “United States”), Canada, Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Great Britain, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Russia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, United Kingdom and Israel.

1.33

“Cover”, “Covering” or “Covered” means, with respect to the Product, that the using, making, having made, selling, offering for sale or importing of such Product would, but for ownership of, the relevant Patent Rights, infringe a Valid Claim of the relevant Patent Rights in the country in which the activity occurs.

1.34	“Definitive Agreement” has the meaning set forth in Section 3.10.4.

1.35	“Designee” has the meaning set forth in Section 16.3.

1.36

“Detail” or “Detailing” means with respect to the Product, the promotional activity undertaken by a Sales Representative during a face-to-face meeting (including a live video presentation) with (a) a medical professional with authority to prescribe or issue hospital medical clinic orders for a pharmaceutical product, or (b) such other groups as may be mutually agreed by the Parties in writing, in which one or more Product’s benefits or attributes are orally presented by the Sales Representative in a manner consistent with the requirements of this Agreement and applicable Laws. When used as a verb, “Detail” means to engage in the activities set forth in this Section 1.36.

1.37

“Development” or “Develop” means, with respect to a pharmaceutical or biotechnology product, the performance of any pre-clinical and clinical research and development (including any laboratory, animal or human subject efficacy, safety, toxicology, pharmacology, pharmacodynamic, pharmacokinetic, test method development and stability testing), process development, formulation development, quality control development, statistical analysis, Clinical Trials, excluding Phase IV Trials and post-Marketing Approval studies (including safety registries).

1.38	“Development Plan” has the meaning set forth in Section 3.13.

1.39	“DRS” means the Direct Registration System;

1.40	“Drug Device” means any device used to administer the Antibody or the Product in humans.

1.41	“EMA” means the European Medicines Agency.

1.42	“EPO” has the meaning set forth in Section 10.9.1.

1.43	“Estimated Net Selling Price” has the meaning set forth in Section 6.4.1.

1.44	“European Development Milestone” has the meaning set forth in Section 8.5.

1.45	“European Development Milestone Payment” has the meaning set forth in Section 8.5.

1.46	“European Joint Regulatory Committee” or “EJRC” has the meaning set forth in Section 4.7

1.47	“European Launch Milestone” has the meaning set forth in Section 8.5.

1.48	“European Launch Milestone Payment” has the meaning set forth in Section 8.5.

1.49	“European Milestone” has the meaning set forth in Section 8.5.

1.50	“European Milestone Payment” has the meaning set forth in Section 8.5.

1.51

“European Territory” means each of the following Countries, collectively: Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Great Britain, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Russia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, United Kingdom and Israel.

1.52

“European Transfer Price of the Product” means (i) an amount equal to fifty-two percent (52%) of the Net Selling Price of the Product in the relevant Country of the European Territory on annual Net Sales of the Product in the relevant Country of the European Territory up to, or equal to, fifty million USD (US $50,000,000); and (ii) an amount equal to fifty-seven percent (57%) of the Net Selling Price of the Product in the relevant Country of the European Territory on the portion of annual Net Sales of the Product in the European Territory that exceeds annual Net Sales of the Product in the European Territory of fifty million USD (US $50,000,000).

1.53	“Execution Date” has the meaning set forth in the Preamble of this Agreement.

1.54	“Executive Officers” has the meaning set forth in Section 15.2.

1.55	“Ex-Territories Product Website” has the meaning set forth in Section 2.4.5.

1.56	“Fair Market Value of the Agreement” has the meaning set forth in Section 14.6.

1.57	“FDA” means the United States Food and Drug Administration, or any successor Governmental Body thereto having authority over pharmaceutical or biotechnology products.

1.58	“FFDC Act” means the Federal Food, Drug, and Cosmetic Act, as amended, and the rules, regulations, guidances, guidelines and requirements of the FDA as may be in effect from time to time.

1.59

“Financial Year” means the financial year of Theratechnologies, beginning on December 1 of a Calendar Year and ending on November 30 of the following year, as it may be changed from time to time by Theratechnologies.

1.60	“First Commercial Milestone Payment” has the meaning set forth in Section 8.3.

1.61

“First Commercial Sale” means, with respect to the Product in the Territories, the first Commercial Sale of such Product in any Country of the Territories to a Third Party end user by Theratechnologies after Marketing Approval has been obtained in such Country.

1.62	“First Formulation” means the formulation of the Antibody for the Product which allows the intravenous injection of the Product.

1.63	“First Offer” has the meaning set forth in Section 3.10.4.

1.64

“cGMP” means the Good Manufacturing Practices regulations promulgated by the FDA, Health Canada, the EMA or any other Governmental Body applicable in any Country of the Territories and in effect as of the time of manufacture of the applicable Product.

1.65	“Good Faith Offer” means a written offer addressed to TaiMed by a Third Party for the purchase of rights in the Product, which consideration is payable in cash or by bank draft.

1.66

“Governmental Body” means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); (d) multi-national or supranational organization or body; or (e) individual, entity, or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority.

1.67	“Gross-Up Amount” has the meaning set forth in Section 9.5.2.

1.68	“Health Canada” means Health Canada, or any successor Governmental Body thereto having authority over pharmaceutical or biotechnology products in Canada.

1.69	“HIV” means human immunodeficiency virus, a retrovirus of the genus Lentivirus that causes AIDS (acquired immunodeficiency syndrome).

1.70	“Improvement” means any improvement or invention which during the term of this Agreement is Controlled by TaiMed.

1.71	“Indemnitees” has the meaning set forth in Section 13.2.

1.72

“Initial Product Label” means the following label for the First Formulation: “Ibalizumab IV in combination with other antiretroviral agents is indicated for the treatment of HIV-1 infection in treatment-experienced adult patients with documented multi-antiretroviral class resistance and evidence of HIV-1 replication despite ongoing antiretroviral therapy. Ibalizumab IV has not been studied in antiretroviral-naive HIV positive patients”.

1.73	“Joint Commercialization Committee” or “JCC” has the meaning set forth in Section 5.6.

1.74	“Joint Development Committee” or “JDC” has the meaning set forth in Section 3.13.

1.75	“Joint New Technology” has the meaning set forth in Section 10.4.2.

1.76

“Joint Patents” means any Patent Rights that would be jointly owned by the Parties under the Laws pertaining to inventorship or authorship in the United States arising from or out of the performance of this Agreement.

1.77

“Know-How” means any scientific or technical knowledge, information and expertise to make or do something in any tangible or intangible form whatsoever including discoveries, inventions, trade secrets, databases, practices, protocols, Regulatory Filings, methods, processes, techniques, specifications, formulations, formulae, data and results (including pharmacological, biological, chemical, toxicological and clinical information, analytical, quality control, and stability data, studies and procedures), and manufacturing process and development information, whether or not patentable, all to the extent not Covered by a Patent Right.

1.78

“Knowledge of TaiMed” means, with respect to a matter that is the subject of a given representation and warranty by TaiMed, the knowledge of James Chang, Steven Weinheimer and Dr. Stanley Lewis after reasonable inquiry into the relevant subject matter.

1.79	“Law” or “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law of any applicable Governmental Body.

1.80	“Losses” has the meaning set forth in Section 13.1.

1.81	“Lower Sales Milestone” has the meaning set forth in Section 8.3.

1.82	“Low Shelf-Life Inventory” has the meaning set forth in Section 6.2.2.

1.83	“Manufacturing Designee” has the meaning set forth in Section 6.1.1.

1.84

“Marketing Approval” means the approval of the Product by the FDA for the United States, Health Canada for Canada, or the EMA for the European Territory, necessary to market and sell the Product in any Country; the expression “Marketing Approval” further includes the obtaining of the Product pricing and reimbursement approval, where applicable, but exclude any authorization granted by the FDA, Health Canada or the EMA to conduct NPS Program or compassionate use programs.

1.85

“Mark(s)” means a trademark, service mark, trade name, trade dress, logos, brand name and other indicia of origin, including all common law rights with respect thereto, and all applications for registration and registrations of any such mark(s) and renewals for any of the foregoing, and all goodwill associated therewith.

1.86	“Materials” means all tangible chemical, biological and physical materials.

1.87	“Negotiation Period” has the meaning set forth in Section 3.10.4.

1.88

“Net Sales” means the gross amounts invoiced by Theratechnologies for Commercial Sales of the Product in the Territories to a Person, less the following deductions with respect to such Commercial Sales, as determined and allocated in accordance with International Accounting Standards, to the extent that such amounts are either included in the billing as a line item as part of the gross amount invoiced, or otherwise documented in accordance with International Financial Reporting Standards to be attributable to sales of the Product: (a) trade discounts, including trade, cash and quantity, other discounts, or rebates, credits or refunds; (b) allowances or credits actually granted upon claims, returns or rejections of such Product, including recalls; (c) charges included in the gross sales price for freight, insurance, transportation, postage, handling, insurance and any other charges relating to the sale, transportation, delivery or return of such Product; (d) customs duties, sales, excise and use taxes and any other governmental charges (including value added tax) paid in connection with the transportation, distribution, use or sale of such Product (but excluding what is commonly known as income taxes); (e) rebates and chargebacks or retroactive price reductions to federal, state, or local governments (or their agencies), or any Third Party payor, administrator or contractor, including managed health organizations; (f) inventory management fees paid to warehousing management companies and wholesale customers in the ordinary course of business and consistent with inventory management practices with respect to such Person’s other products (but only such portion of such fees that are applicable to the Product); and (g) co-pay assistance and other payment assistance provided by Theratechnologies or its Affiliates to patients in the ordinary course of business (but only such portion of such amounts that are applicable to the Product). Where the Product is sold by or on behalf of Theratechnologies other than in an arm’s-length sale, then the amount used to calculate Net Sales hereunder shall be the price at which Theratechnologies would customarily sell the product.

1.89

“New Route of Administration” means any formulation of the Antibody for the Product which will allow the intra-muscular or subcutaneous injection of the Product on a bi-weekly (once every two weeks) (the “Bi-Weekly New Route of Administration”) and/or monthly (once every four weeks or once a month) basis (the “Monthly New Route of Administration”).

1.90	“North American Joint Regulatory Committee or “NAJRC” has the meaning set forth in Section 4.6.

1.91	“North American Territory” means, collectively, the United States of America and its territories, including Puerto Rico and the District of Columbia, and Canada.

1.92

“North American Transfer Price of the Product” means the total of: (i) a base amount equal to [REDACTED: Percentage] of the Net Selling Price of the Product in the relevant Country of the North American Territory (the “Base Transfer Price of the Product in the North American Territory”) and (ii) an additional amount equal to ten percent (10%) of the Net Selling Price of the Product in the relevant Country of the North American Territory, such additional amount not to exceed US$5,500,000 in the aggregate.

1.93	“Notice of Offer” has the meaning set forth in Sections 3.10.3(b) and 3.10.5(b).

1.94	“NPS Program” means a named patient sales program.

1.95	“Offer” has the meaning set forth in Sections 3.10.3(b) and 3.10.5(b).

1.96	“Overpaid Party” has the meaning set forth in Section 9.4.2.

1.97	“Owing Party” has the meaning set forth in Section 9.4.2.

1.98	“Party” or “Parties” has the meaning set forth in the Preamble of this Agreement.

1.99	“Patent Coordinator” has the meaning set forth in Section 10.6.

1.100

“Patent Rights” means any: (a) unexpired issued or granted patent or registration covering one or more inventions, including any correction, supplemental protection certificate, registration, confirmation, reissue, reexamination, extension or renewal thereof; (b) pending patent application, including any continuation, divisional, continuation-in-part, substitute or provisional application thereof; and (c) all counterparts or foreign equivalents of any of the foregoing issued by or filed in any country or other jurisdiction; and, in the case of (a), (b) and (c), all inventions disclosed or claimed therein, and all associated rights granted therein or thereby.

1.101

“Person” means a natural person, corporation, firm, business, trust, joint venture, association, organization, company, partnership or other business entity, or any government or agency or subdivision thereof.

1.102

“Phase I Trial” means a Clinical Trial in which a pharmaceutical or biotechnology product is administered to human subjects at multiple dose levels with the primary purpose of determining safety, metabolism, and pharmacokinetic and pharmacodynamic properties of such product, and is conducted in accordance with applicable Laws of the Country in which it is conducted.

1.103

“Phase II Trial” means a Clinical Trial in which a pharmaceutical or biotechnology product is administered to human subjects, which study is designed: (a) to make a preliminary determination that such product is safe for its intended use; (b) to determine such product’s optimal dose; (c) to obtain sufficient information about such product’s efficacy to permit the design of Phase III Trials; and (d) is conducted in accordance with applicable Laws of the Country in which it is conducted.

1.104

“Phase III Trial” means a Clinical Trial in which a pharmaceutical or biotechnology product is administered to human subjects, which study is designed: (a) to establish that such product is safe and efficacious for its intended use; (b) to define warnings, precautions and adverse reactions that are associated with such product in the dosage range to be prescribed; and (c) is conducted in accordance with applicable Laws of the Country in which it is conducted.

1.105

“Phase IV Trial” means any research study or data collection effort for a pharmaceutical or biotechnology product that is initiated after receipt of Marketing Approval for an indication of such product to delineate additional information, including such product’s risks, benefits and optimal use.

1.106

“Product” means any pharmaceutical or biotechnology product containing or comprising the Antibody, including any dosage, formulation (including the First Formulation and the New Route of Administration), presentation or Improvement thereof, and associated Drug Devices therefor, in each case, for the treatment of HIV. For greater certainty, the obligation of the Parties set forth herein apply for each component of the Product (including the First Formulation and each New Route of Administration), including for each Marketing Approval related thereto.

1.107

“Product Labels and Inserts” means (a) all labels and other written, printed or graphic matter affixed to any container, packaging or wrapper utilized in connection with the Product, or (b) the Product package inserts.

1.108

“Product Marketing Standards” means Theratechnologies’ standards consistent with its standard operating procedures for the materials to be used in connection with the Product, including core marketing messages, concepts, strategies and tactics and standards and mock-ups of marketing and sales materials.

1.109

“Promotional Materials” means all written, printed, electronic and graphic materials (other than Product Labels and Inserts) provided by or on behalf of Theratechnologies in accordance with this Agreement for use by Sales Representatives.

1.110	“Publisher” has the meaning set forth in Section 11.4.1.

1.111

“Regulatory Activities” means with respect to the Product: (a) the preparation, review and filing of any and all Regulatory Filings; (b) maintaining contact and communication with the Competent Regulatory Body; and (c) otherwise complying with all requirements of a Sponsor and/or Marketing Authorization holder under applicable Law.

1.112

“Regulatory Approval” means any and all approvals, authorizations, designations, licenses, or registrations, of the Competent Regulatory Body, including innovative or orphan drug designations necessary for the Development, manufacture, Commercialization, use, handling, storage, import, or transport of the Product, including Marketing Approval.

1.113

“Regulatory Filings” means any applications, communications, data, documents, regardless of format or media, filed with or submitted to the Competent Regulatory Body for purposes of obtaining or maintaining Regulatory Approval.

1.114	“Right of First Refusal” has the meaning set forth in Section 3.10.3(a) and Section 3.10.5(b).

1.115	“Rights in the Competing Product” has the meaning set forth in Section 3.10.3(a).

1.116	“Sales Force” means all of the Sales Representatives and their direct supervisors and direct managers, in each case, who are employed by Theratechnologies or one of its Affiliates in the Territories.

1.117

“Sales Representative” means a sales representative employed by Theratechnologies, any of its Affiliates or Designees or a Third Party providing the services of a Sales Force to Theratechnologies in the Territories and whom Theratechnologies, such Affiliate or Designee has hired. For the avoidance of doubt, “Sales Representative” shall not include any medical scientific personnel.

1.118	“Second Commercial Milestone Payment” has the meaning set forth in Section 8.3.

1.119

“Serious Adverse Event” means in the United States (a) with respect to the Product that is subject to FDA’s Investigational New Drug safety reporting regulations, a “serious adverse drug experience” defined at 21 C.F.R. § 312.32, as the same may be amended from time to time, and (b) with respect to the Product that is subject to FDA’s New Drug Application post-marketing reporting regulations, a “serious adverse drug experience” defined at 21 C.F.R. § 312.80, as the same may be amended from time to time and, in each other Country, any equivalent provision of applicable Laws.

1.120	“Sole New Technology” has the meaning set forth in Section 10.4.1.

1.121

“Sponsor” in the context of a Clinical Trial governed by the FDA, Health Canada or the EMA, has the meaning provided in this respect in the FFDC Act, the Canadian Act or the Laws of the other Countries, as applicable.

1.122	“Sublicensee” means a Person to which Theratechnologies has, pursuant to Section 2.4.3, granted sublicense rights with respect to the Trademark.

1.123	“TaiMed” has the meaning set forth in the Preamble of this Agreement.

1.124	“TaiMed Indemnitees” has the meaning set forth in Section 13.1.

1.125

“TaiMed Know-How” means all Know-How Controlled by TaiMed as of the Execution Date and/or thereafter during the Term, in each case, related to the Antibody and/or the Product, including the First Formulation and any New Route of Administration relating thereto.

1.126

“TaiMed Materials” means Materials Controlled by TaiMed as of the Execution Date and/or thereafter during the Term, in each case, related to the Antibody and/or the Product, including the First Formulation and any New Route of Administration relating thereto.

1.127

“TaiMed Patents” means all Patent Rights Controlled by TaiMed as of the Execution Date and/or thereafter during the Term, in each case, related to the Antibody and/or the Product, including the First Formulation and any New Route of Administration relating thereto.

1.128	“TaiMed Technology” means the TaiMed Patents, the TaiMed Know-How, the TaiMed Materials, the Sole New Technology Controlled by TaiMed and TaiMed’s interest in any Joint New Technology.

1.129	“Term” has the meaning set forth in Section 14.1.

1.130	“Terminated Country(ies)” has the meaning set forth in Section 14.4.2(a)(i).

1.131	“Terminated Product” has the meaning set forth in Section 14.4.2(a)(i).

1.132	“Termination Date” has the meaning set forth in Section 14.1.

1.133	“Territories” means the European Territory and the North American Territory.

1.134	“Thera Product Websites” has the meaning set forth in Section 2.4.5.

1.135	“Theratechnologies” has the meaning set forth in the Preamble of this Agreement.

1.136	“Theratechnologies’ Common Shares” means the common shares of Theratechnologies listed on the Toronto Stock Exchange.

1.137	“Theratechnologies Indemnitees” has the meaning set forth in Section 13.2.

1.138	“Third Commercial Milestone Payment” has the meaning set forth in Section 8.3.

1.139	“Third Party” means any Person other than Theratechnologies, TaiMed or Affiliates of either of them.

1.140	“Third Party Action” has the meaning set forth in Section 10.11.1.

1.141	“Third Party Licenses” has the meaning set forth in Section 9.1.

1.142	“Trademark” means the Mark for use in connection with the Product and under which the Product will be Commercialized in the Territories.

1.143	“Transaction” has the meaning set forth in Section 3.10.4.

1.144	“TSX” has the meaning set forth in Section 8.7.

1.145	“USD” means the official currency of the United States of America.

1.146	“US Prime Rate” means the annual rate of interest charged by banks on commercial loans to their most credit worthy customers, as published from time to time by The Wall Street Journal.

1.147	“US$150M European Milestone” has the meaning set forth in Section 8.5.

1.148	“US$200M Milestone” has the meaning set forth in Section 8.3.

1.149	“US$500M Milestone” has the meaning set forth in Section 8.3.

1.150	“US$500M European Milestone” has the meaning set forth in Section 8.5.

1.151	“US$1,000M Milestone” has the meaning set forth in Section 8.3.

1.152	“US$150M European Milestone Payment” has the meaning set forth in Section 8.5.

1.153	“US$500M European Milestone Payment” has the meaning set forth in Section 8.5.

1.154	“US$1,000M European Milestone Payment” has the meaning set forth in Section 8.5.

1.155	“USPTO” has the meaning set forth in Section 10.9.1.

1.156

“Valid Claim” means a claim of an issued patent or pending patent application included within the Patent Rights, which claim has not (a) lapsed, been canceled or become abandoned, (b) been declared invalid or unenforceable by a non-appealable decision or judgment of a court or other appropriate body or authority of competent jurisdiction, or (c) been admitted to be invalid or unenforceable through reissue, disclaimer or otherwise.

1.157	“Valuator” has the meaning set forth in Section 3.9.3.

ARTICLE 2

COLLABORATION

2.1	General Terms of Collaboration

2.1.1

Services provided by Theratechnologies. Subject to the other applicable terms and conditions of this Agreement, TaiMed hereby grants to Theratechnologies an exclusive (even as to TaiMed, except as otherwise provided in this Section 2.1.1 and Section 2.4.3), right to:

(a)

Commercialize the Product in the Territories (provided that Theratechnologies shall not be deemed to have exceeded the scope of this authorization to the extent that Commercialization activities conducted by or on behalf of Theratechnologies via the Internet or other global electronic means or methods targeted to Persons within the Territories may reach Persons outside of the Territories);

(b)

upon Marketing Approval of a Product, to conduct any Phase IV Trials and any post-Marketing Approval studies (including the keeping of safety registries) on such Product in the Territories, subject, however, to the rights of TaiMed under Section 3.5;

(c)	upon Marketing Approval of a Product in the United States, to conduct Regulatory Activities in the United States for such Product;

(d)	to conduct Regulatory Activities in Canada, subject, however, to the rights of TaiMed under Section 3.3;

(e)	to conduct Regulatory Activities in each of the Countries of the European Territory, subject, however, to the rights of TaiMed under Section 3.5; and

(f)	to use the TaiMed Technology in the Territories in order for Theratechnologies and its Affiliates and Designees to exercise all of their other rights and obligations under this Agreement.

2.1.2	Services provided by TaiMed. Subject to the other applicable terms and conditions of this Agreement, TaiMed retains all rights and shall otherwise remain responsible for:

(a)

the Development of the Product, including the conduct as Sponsor of all associated Clinical Trials (except Phase IV Trials and post-Marketing Approval studies (including the keeping of safety registries), but subject to the rights of TaiMed under Section 3.5) in the United States and in the European Territory;

(b)

subject to Section 4.1.2, the Development of the Product, including the conduct as Sponsor of all associated Clinical Trials (except Phase IV Trials and post-Marketing Approval studies (including the keeping of safety registries), but subject to the rights of TaiMed under Section 3.3) in Canada; and

(c)	manufacturing the Product.

2.2	Right of First Offer

TaiMed hereby grants to Theratechnologies an exclusive right of first offer with respect to each Competing Product, exercisable by Theratechnologies solely during the Competing Product Right of First Offer Period for such Competing Product, to Commercialize, at its sole discretion, any one or more Competing Products in the Territories in accordance with the terms and conditions set forth in Section 3.10 (the “Competing Product Right of First Offer”).

2.3	Necessary Documentation

Within a reasonable period of time (and not to exceed [REDACTED: Time Period]) after the Execution Date, TaiMed and Theratechnologies will consult with each other in good faith to identify in writing a list of items of TaiMed Know-How and TaiMed Materials that the Parties identify as necessary or useful in order to seek Regulatory Approval from the EMA in the European Territory and for the Commercialization of such Product in the Territories in connection with Theratechnologies’ exercise of its rights and obligations under this Agreement. With respect to the Product, as promptly as reasonably practicable after the Execution Date and the identification in writing by Theratechnologies of items from the list prepared by the Parties pursuant to the foregoing sentence (but in no event more than [REDACTED: Time Period] after such items are identified by Theratechnologies to TaiMed in writing), TaiMed will provide to Theratechnologies, at TaiMed’s cost and expense, a copy of all such items of TaiMed Know-How and TaiMed Material identified by Theratechnologies. Thereafter, during the Term, TaiMed shall provide to Theratechnologies a copy of any other TaiMed Know-How or TaiMed Materials that become Controlled by TaiMed after the Execution Date that the Parties consider reasonably required by Theratechnologies in order to seek Regulatory Approval from the EMA in the European Territory and to Commercialize the Product in the Territories in connection with Theratechnologies’ exercise of its rights and obligations under this Agreement. In addition and without limiting the foregoing, TaiMed shall, at TaiMed’s cost and expense, make certain of its employees who are knowledgeable about the Product or the TaiMed Technology reasonably available to Theratechnologies for scientific and technical explanations, advice and related on-site support, if and to the extent reasonably requested by Theratechnologies and required in order to seek Regulatory Approval from the EMA in the European Territory and to Commercialize the Product in the Territories in connection with Theratechnologies’ exercise of its rights and obligations under this Agreement. For the avoidance of doubt, all such TaiMed Know-How and TaiMed Material provided to Theratechnologies and all information and materials (in whatever form or medium) disclosed by or on behalf of TaiMed hereunder, including during any such on-site support, shall be and remain TaiMed’s Confidential Information, subject to the terms and conditions of Article 11.

2.4	Trademarks

2.4.1

Designation of Trademarks. Theratechnologies shall have the right to designate a Trademark to be used in connection with the Commercialization of the Product in the Territories, provided that Theratechnologies shall inform TaiMed and obtain TaiMed’s prior written approval. All cost and expense related to the research and designation of such Trademark shall be borne by Theratechnologies. For greater certainty, such cost and expense exclude the cost and expense related to the registration and maintenance of such Trademark in the Territories, all of which shall be assumed by TaiMed in accordance with the dispositions of Section 2.4.4(b).

2.4.2

Ownership. As between the Parties, Theratechnologies hereby acknowledges and agrees that, subject to the license granted to Theratechnologies pursuant to Section 2.4.3, as between the Parties, TaiMed shall own all right, title and interest in and to, and shall otherwise Control, any Trademark designated by Theratechnologies for use on or in connection with the Product in the Territories and that the ownership and all goodwill arising from the use of such Trademarks in the Territories shall vest in and inure to the sole benefit of TaiMed.

2.4.3

Grant of Trademark License. TaiMed hereby grants to Theratechnologies, and Theratechnologies hereby accepts an exclusive license, in consideration for an amount of US$1.00, with the right to grant sublicenses in accordance with the following paragraph, (a) to use the Trademarks to Commercialize the Product in the Territories, including the use of the Trademarks in a Thera Product Website, or a website of Theratechnologies or its Affiliates or Designees in the Territories, and (b) to use the Trademarks to perform the obligations and exercise rights of Theratechnologies and its Affiliates and Designees in the Territories under this Agreement. Notwithstanding anything contained herein, TaiMed shall not be deemed to have violated the rights and licenses granted to Theratechnologies pursuant to this Section 2.4 to the extent that commercialization activities conducted by or on behalf of TaiMed or its Affiliates or Designees via the Internet or other global electronic means or methods targeted to Persons outside of the Territories may reach Persons within the Territories.

Subject to Theratechnologies’ compliance with the requirements of this Section 2.4.3, Theratechnologies shall have the right to sublicense the rights and licenses granted in this Section 2.4.3 to any Person (the “Sublicensee”). Theratechnologies shall (i) ensure that all Sublicensees are bound by valid and enforceable written agreements that are not inconsistent with, and which shall include and be subject to, all of the applicable terms and conditions set out in this Agreement, including all applicable obligations, covenants and agreements of Theratechnologies (regardless of whether an obligation, covenant or agreement set forth herein refers only to Theratechnologies or its Affiliates or also references its Sublicensees or Designees), (ii) provide within [REDACTED: Time Period] of execution of any sublicense agreement (and any amendments thereto) a copy thereof to TaiMed; provided that Theratechnologies may redact therefrom any financial terms or other similar type of information, and (iii) to the extent necessary to cure or prevent a breach of Theratechnologies under this Agreement, enforce all material terms and conditions of any such sublicense agreements.

2.4.4	Certain Obligations of Theratechnologies

(a)

Theratechnologies shall not use, and shall ensure that its Affiliates, Designee and Sublicensees, as applicable, shall not use, any trademark other than the Trademarks to identify the Product in connection with the Commercialization of the Product in the Territories.

(b)

As between the Parties, except as provided in Section 2.4.5 with respect to the Internet domain name registrations for the Thera Product Website and Ex-Territories Product Website, TaiMed is the owner of the Trademarks and shall have the sole right and obligation, at its cost and expense, to obtain and maintain any registration, or other form of protection, for the Trademarks for use in connection with the Product in the Territories. TaiMed acknowledges and agrees that it shall assume all cost and expense related to the Trademarks of the Product, including all applicable cost and expense payable to or imposed by a Governmental Body.

(c)

Theratechnologies, at TaiMed’s cost and expense, shall take such actions and provide such assistance as TaiMed may reasonably request from time to time, in connection with TaiMed filing, prosecuting or otherwise in connection with seeking any registration for any of the Trademarks for the Product in the Territories, and as may be reasonably necessary for TaiMed to renew, maintain, protect or enforce, any such Trademark or any pending application for registration or any registration therefor (including the filing of any applications for registration of any Trademark for use in connection with the Product in the Territories).

(d)

Notwithstanding anything in this Agreement to the contrary, Theratechnologies and its Affiliates and Designees shall be permitted to use its names, trade dress and other Marks together with the Trademarks in connection with the Commercialization of the Product in the Territories. For the avoidance of doubt, Theratechnologies may Commercialize the Product with the Theratechnologies name, color scheme and trade dress, provided that it also includes, subject to applicable Law, the applicable designated Trademark of TaiMed and shall not take any action that does or may adversely affect the goodwill associated with the Trademarks.

2.4.5

Thera Product Websites. Subject to Section 14.4.2(a)(ii) which is applicable upon termination of this Agreement only, Theratechnologies shall have the exclusive right in its discretion to maintain the websites targeted to the Territories for the Product during the Term to be located at a URL or web-address to be selected by Theratechnologies (the “Thera Product Websites”). Where TaiMed is mentioned on Product Websites, TaiMed shall receive notification. If TaiMed maintains a website for the Product outside of the Territories (the “Ex-Territories Product Websites”), then the Thera Product Websites shall, subject to compliance with applicable Law, include a hyperlink to the Ex-Territories Product Websites. If Theratechnologies is mentioned on any Ex-Territories Website, Theratechnologies shall be notified of such reference. If Theratechnologies maintains the Thera Product Websites, then the Ex-Territories Product Websites shall include a hyperlink to the Thera Product Websites. Theratechnologies, at its cost and expense, shall apply for and own the Internet domain name registration for the Thera Product Websites.

ARTICLE 3

DEVELOPMENT ACTIVITIES

3.1	Development of Product in the United States

As between the Parties, TaiMed shall have sole control over and decision-making authority with respect to any and all Development related to the Product, including with respect to the First Formulation, and the New Route of Administration. TaiMed shall use Commercially Reasonable Efforts to (a) Develop the Product in its First Formulation, (b) obtain Marketing Approval thereof in the United States at the earliest practicable date, and (c) maintain such Marketing Approval thereafter up to the transfer of same to Theratechnologies in accordance with Section 4.2. Nothing contained herein shall obligate TaiMed or any of its Affiliates to conduct or continue any Development related to any New Route of Administration but once Developed, TaiMed shall use Commercially Reasonable Efforts to obtain Marketing Approval thereof in the United States at the earliest practicable date. TaiMed shall keep Theratechnologies reasonably informed through the JDC of the Development of the Product, and provide such additional information related to the Product as may be reasonably requested by Theratechnologies at TaiMed’s sole cost and expense.

3.2	Costs of Product Development

TaiMed shall be responsible for all costs associated with the Development of the Product, including the Development of the First Formulation and any New Route of Administration.

3.3	Additional Development Related to Regulatory Filings in Canada

In the event the Parties decide to seek Marketing Approval of a Product in Canada as per Section 4.1.2, and additional Clinical Trials (excluding any Phase IV Trials or post-Marketing Approval studies (including registries)) in connection thereto are imposed by Health Canada or required by applicable Law, TaiMed shall be responsible and act as the Sponsor of the Clinical Trial and shall engage Theratechnologies to conduct such Clinical Trials (excluding any Phase IV Trials or post-Marketing Approval studies (including the keeping of registries)), subject to the entering into of a clinical study agreement, at terms and conditions customary in the market for similar agreements, which shall be satisfactory to Theratechnologies and TaiMed, acting reasonably. TaiMed shall be allowed to elect to appoint, at its sole discretion, another Designee in the event Theratechnologies is or has been in material breach of its obligations under the terms of the clinical study agreement entered into between Theratechnologies and TaiMed with respect to such Clinical Trial. For the avoidance of doubt, notwithstanding the fact that Theratechnologies seeks Marketing Approval of a Product in Canada, nothing contained herein shall prevent Theratechnologies from withdrawing any Regulatory Filings in that respect nor any Clinical Trial initiated in that respect from time to time, or obligate Theratechnologies to maintain Marketing Approval or Regulatory Approval of the Product in Canada.

3.4	Additional Development Related to Regulatory Filings in the European Territory

In connection with seeking Marketing Approval of a Product in the European Territory, if additional Clinical Trials (excluding any Phase IV Trials or post-Marketing Approval studies (including registries)) are imposed by the EMA or required by applicable Law, TaiMed and Theratechnologies shall consult with each other to develop a business case to carry out such Clinical Trials. TaiMed shall be responsible to estimate the out-of-pocket costs to be incurred outside of its organization for the conduct of such Clinical Trials and Theratechnologies shall be responsible to estimate the potential market in the European Territory. Both Parties shall unanimously agree on the extent of the additional Clinical Trials to be conducted and on the budget associated therewith prior to undertaking such Clinical Trials. If the Parties do not agree on the conduct of such Clinical Trials, or the budget associated therewith, Theratechnologies shall no longer be required to use its Commercially Reasonable Efforts to obtain Marketing Approval of a Product and shall be released from any of its obligations under this Agreement with respect to the European Territory. If the Parties agree to conduct such Clinical Trials, TaiMed shall act as the Sponsor of the Clinical Trial and shall conduct such Clinical Trials (excluding any Phase IV Trials or post-Marketing Approval studies (including the keeping of registries)). TaiMed shall keep Theratechnologies reasonably informed through the JDC of the Development of the Product, and provide additional information related to the Product as may be reasonably requested by Theratechnologies at Taimed’s sole cost and expense.

3.5	Phase IV Trials and Post-Marketing Approval Studies in the Territories

Theratechnologies shall assume the conduct of any Phase IV Trials or post-Marketing Approval studies (including the keeping of safety registries) in the Territories, including those that are imposed by a Competent Regulatory Authority or required by applicable Law. On a case by case basis, Theratechnologies shall subcontract to TaiMed the conduct of any Phase IV Trial or post-Marketing Approval study imposed by a Competent Regulatory Authority or required by law, subject to the entering into of a clinical study agreement, at terms and conditions customary in the market for similar agreements, which shall be satisfactory to Theratechnologies, acting reasonably. Theratechnologies shall be allowed to elect to appoint, at its sole discretion, another Designee in the event TaiMed is or has been in material breach of its obligations under the terms of the clinical study agreement entered into between Theratechnologies and TaiMed with respect to a Clinical Trial or post-Marketing Approval study. If and as may be reasonably requested by TaiMed and necessary for it to conduct a Phase IV Trial or post-Marketing Approval study under this Section 3.5, Theratechnologies shall provide TaiMed with any pharmacovigilance data available at Theratechnologies’ cost and expense.

3.6	Costs of Phase IV Trials and Post-Marketing Approval Studies in the United States

All cost and expense related to the conduct of any Phase IV Trial or post-Marketing Approval study imposed by the FDA for the Product in the United States (including the keeping of safety registries) shall be assumed by TaiMed. In the event Theratechnologies incur any costs or expenses related thereto (including with respect to the keeping of safety registries in the United States), TaiMed shall reimburse Theratechnologies, provided that Theratechnologies shall keep and maintain complete and accurate books and records of such costs sufficient to verify such costs. Within [REDACTED: Time Period] during the Term, Theratechnologies shall submit to TaiMed an invoice for such costs and expenses incurred by Theratechnologies during [REDACTED: Time Period] (and any such costs payable by TaiMed in respect of [REDACTED: Time Period] that have not been paid to Theratechnologies), and TaiMed shall pay the amount reflected in such invoice within [REDACTED: Time Period] after receipt thereof (unless the amount of such invoice is then the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)). The Parties shall discuss and attempt to resolve in good faith any and all disputed amounts within a reasonable period of time. Notwithstanding anything to the contrary contained herein, the Parties agree that all cost and expense related to the keeping of safety registries imposed by the FDA for the Product in the United States shall be shared by the Parties proportionate to each Party’s share of Net Sales of the Product in the United States (at the time of execution of this Agreement, the Parties acknowledge such proportion being [REDACTED: Percentage] for TaiMed and [REDACTED: Percentage] for Theratechnologies).

3.7	Costs of Additional Development in Canada, Phase IV Trials and Post-Marketing Approval Studies in Canada

Theratechnologies shall be responsible for all cost and expense related to additional Clinical Trials conducted in accordance with Section 3.3 and any Phase IV Trial and any other post-Marketing Approval study in Canada (including safety registries).

3.8	Costs of Additional Development in the European Territory, Phase IV Trials and post-Marketing approval in the European Territory

TaiMed shall be responsible for all costs and expenses related to additional Clinical Trials conducted in accordance with Section 3.4 and Theratechnologies and TaiMed shall share [REDACTED: Percentage] the costs and expenses related to the conduct of any Phase IV Trial or post-Marketing Approval study related to the Product that is imposed by the EMA or the Governmental Body of a Country in the European Territory. In addition, both Theratechnologies and TaiMed agree that all costs and expenses related to the keeping of safety registries for the Product that are imposed by the EMA or the Governmental Body of a Country in the European Territory shall be shared by the Parties proportionate to each Party’s share of the Net Sales of the Product in the European Territory (at the time of execution of this Agreement, the Parties acknowledge such proportion being 52% for TaiMed and 48% for Theratechnologies). The Parties shall keep and maintain complete and accurate books and records of such costs and expenses sufficient to verify such costs and expenses. In the event a Party incurs any costs or expenses related to any Phase IV Trial, post-Marketing Approval study or safety registries, such Party shall, within [REDACTED: Time Period] during the Term, submit to the other Party an invoice for such costs and expenses that they have incurred during [REDACTED: Time Period] (and any such costs payable by a Party in respect of [REDACTED: Time Period] that have not been paid to the other Party). A Party shall pay to the other Party its share of the costs and expenses agreed upon pursuant to this Section 3.8 within [REDACTED: Time Period] after receipt thereof (unless the amount of such invoice is then the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)). The Parties shall discuss and attempt to resolve in good faith any and all disputed amounts within a reasonable period of time.

3.9	Presentation of New Route of Administration

3.9.1

Submission of information. Prior to [REDACTED: Time Period] for the Monthly New Route of Administration, TaiMed shall present such Monthly New Route of Administration to Theratechnologies for determination of the Consideration related to the Third Commercial Milestone Payment. TaiMed’s presentation shall include the following information: [REDACTED: List of Information].

3.9.2

Determination of the amount of the Third Commercial Milestone Payment. Within [REDACTED: Time Period] from the receipt by Theratechnologies from TaiMed of all relevant information set forth in Section 3.9.1, Theratechnologies and TaiMed shall negotiate in good faith the Consideration related to the Third Commercial Milestone Payment, which consideration cannot be less than [REDACTED: Percentage] of the cost of additional development to bring the Monthly New Route of Administration to BLA Approval, without exceeding in all cases US$50,000,000 (the “Consideration related to the Third Commercial Milestone Payment”). The Consideration related to the Third Commercial Milestone Payment shall be determined by the Parties taking into account all relevant information provided by TaiMed, including the additional cost of Development and the size of the market and the market exclusivity. If the Parties cannot reach an agreement on the Consideration related to the Third Commercial Milestone Payment within this [REDACTED: Time Period], the Consideration related to the Third Commercial Milestone Payment shall be determined by a Valuator in accordance with the procedure set forth in Section 3.9.3.

3.9.3

Determination of the Consideration related to the Third Commercial Milestone Payment. Notwithstanding Article 15, if the Parties cannot agree on the Consideration related to the Third Commercial Milestone Payment, such amount shall be determined by a valuator who is a partner in New York of any of [REDACTED: List of Firms] and who is a member of the Canadian Institute of Chartered Business Valuators (the “Valuator”), provided, however, that the [REDACTED: List of Firms] shall be excluded from serving as the Valuator. The Valuator shall be chosen by Theratechnologies and TaiMed within [REDACTED: Time Period] following the expiration of the [REDACTED: Time Period] set forth in Section 3.9.2. Failing such an agreement, each Party shall choose a valuator in accordance with the foregoing criteria and the Valuator shall be appointed pursuant to a draw between those valuators. The Parties agree to equally share the fees and expenses of the Valuator. The Valuator shall be instructed to render its determination of the Consideration related to the Third Commercial Milestone Payment within [REDACTED: Time Period] following its appointment by TaiMed and Theratechnologies. The decision regarding the Consideration related to the Third Commercial Milestone Payment of the Valuator shall be issued in writing, and a copy thereof, including the estimated amount of annual Net Sales of the Monthly New Route of Administration for the next thirty-six (36) months used by the Valuator for the determination of the Consideration related to the Third Commercial Milestone Payment, shall be delivered by the Valuator to TaiMed and Theratechnologies. The determination of the Consideration related to the Third Commercial Milestone Payment by the Valuator shall be final and without appeal and binding upon all of the Parties to this Agreement, save in case of manifest error. The determination of the Consideration related to the Third Commercial Milestone Payment shall be made after having taken into account the information and criteria set forth in Section 3.9.1. The Parties agree to reassess the Consideration related to the Third Commercial Milestone Payment if, on the thirty-sixth (36th ) month from the First Commercial Sale of the Monthly New Route of Administration the annual Net Sales of the Monthly New Route of Administration for the last twelve (12)-month period are inferior or superior by [REDACTED: Percentage] or more than the estimated annual amount of Net Sales for the Monthly New Route of Administration used by the Valuator for the determination of the Consideration related to the Third Commercial Milestone Payment for the twelve (12)-month period preceding the expiration of the thirty-six (36)-month period from the First Commercial Sale of the Monthly New Route of Administration. The Consideration related to the Third Commercial Milestone Payment shall then be adjusted upward or downward by the same percentage than the percentage of variation upward or downward of the annual Net Sales for the twelve (12)-month period expiring on the thirty-sixth (36th ) month from the First Commercial Sale of the Monthly New Route of Administration compared with the annual amount of Net Sales used by the Valuator for the determination of the Consideration related to the Third Commercial Milestone Payment for the twelve (12)-month period preceding the expiration of the thirty-six (36)-month period from the First Commercial Sale of the Monthly New Route of Administration. The total amount of payments in capital made in Consideration of the Third Commercial Milestone Payment shall not exceed US$50,000,000, taking into account any adjustment or any portion thereof. An example of the adjustment is attached hereto as Schedule 3.9.3.

3.10	Development of Competing Products

3.10.1

Development of Competing Products. Subject to Section 3.10.4, as between the Parties, TaiMed shall have sole control over and decision-making authority with respect to any and all Development related to any Competing Product; provided that nothing contained herein shall obligate TaiMed or any of its Affiliates to conduct or to continue any Development activities with respect to any Competing Product. If TaiMed or any Affiliate acquires or otherwise obtains Patent Rights, Know-How or Materials from a Third Party related to a Competing Product, then TaiMed shall obtain the right to grant sublicenses under such Patent Rights, Know-How or Materials, which sublicense may be granted to Theratechnologies pursuant to the Definitive Agreement in the event that the Parties, acting in good faith, determine that such a sublicense is necessary or useful. If TaiMed or any of its Affiliates conducts or continues any Development with respect to any Competing Product, then TaiMed shall use its Commercially Reasonable Efforts to Develop such Competing Product free of any Third Party intellectual property rights that cannot be Commercialized by Theratechnologies in the Definitive Agreement. Until expiration of all applicable delays set forth in Section 3.10.3 with respect to a Competing Product, TaiMed shall keep Theratechnologies reasonably informed of the Development of such Competing Product through the JDC and provide such additional information related to any Competing Product as may be reasonably requested by Theratechnologies at TaiMed’s sole cost and expense.

3.10.2

Presentation of Competing Product. Except if the Rights in the Competing Product have been disposed of or granted by TaiMed to a Third Party in accordance with Section 3.10.3, on or after [REDACTED: Time Period] for a Competing Product and not later than [REDACTED: Time Period] prior to [REDACTED: Time Period] for such Competing Product, TaiMed shall present such Competing Product to Theratechnologies for determination as to whether Theratechnologies wishes to exercise its Competing Product Right of First Offer. TaiMed’s presentation shall include the following elements: [REDACTED: List of Information].

3.10.3	Right of TaiMed in a Competing Product Before the Completion of a Phase II Trial

(a)

Notwithstanding Section 3.10.2, if at any time before the [REDACTED: Time Period] related to a Competing Product, TaiMed receives a Good Faith Offer from a Third Party to dispose of, transfer or sell any or all of its rights in any Competing Product or grant any right in any Competing Product to any Third Party, including any Development or Commercialization right (the “Rights in the Competing Product”), that TaiMed wishes to accept, TaiMed cannot accept such Good Faith Offer before offering to Theratechnologies the right to acquire the Rights in the Competing Product in accordance with this Section 3.10.3 (the “Right of First Refusal”).

(b)

The Right of First Refusal shall be offered by TaiMed to Theratechnologies by a notice in writing of the conditions of the Good Faith Offer, including the identity of the interested Third Party in the Rights in the Competing Product and the terms upon which the Rights in the Competing Product will be disposed of or granted to the Third Party; such notice of TaiMed shall also include a copy of the Good Faith Offer and all documents related thereto (the “Offer”) as well as a confirmation by TaiMed to Theratechnologies of its intention to accept the Good Faith Offer, subject to the provision of this Section 3.10.3 (the “Notice of Offer”). The Notice of Offer shall constitute an irrevocable offer by TaiMed made to Theratechnologies to dispose of or grant Rights in the Competing Product, in accordance with the terms and conditions of the Offer.

(c)

Theratechnologies shall have [REDACTED: Time Period] from receipt of the Notice of Offer to exercise its Right of First Refusal to acquire the Rights in the Competing Product in accordance with the terms and conditions of the Offer by sending a notice of acceptance in writing to TaiMed. By giving a notice of acceptance of the Right of First Refusal, Theratechnologies shall be obliged to acquire all (and not less than all) of the Rights in the Competing Product indicated in the Notice of Offer. Subject to the terms and conditions of the Offer, the closing of the purchase of the Rights in the Competing Product by Theratechnologies hereunder shall take place at the offices of Theratechnologies within [REDACTED: Time Period] following delivery of Theratechnologies’ notice of acceptance of the Right of First Refusal or the realization of the closing conditions set forth therein within the period provided in this respect. In the event Theratechnologies fails to notify TaiMed of the exercise of the Right of First Refusal within the [REDACTED: Time Period] or fails to close the purchase of the Rights in the Competing Product within the [REDACTED: Time Period] provided herein or the realization of the closing conditions set forth therein within the period provided in this respect, Theratechnologies shall be deemed to have waived and refused to exercise its Right of First Refusal in respect of the Rights in the Competing Product.

(d)

If Theratechnologies failed to exercise its Right of First Refusal, TaiMed shall be entitled to dispose or grant the Rights in the Competing Product to the Third Party who submitted the Good Faith Offer in full compliance with the terms and conditions of the Offer. However, if the disposition or granting of Rights in the Competing Product to the Third Party who submitted the Good Faith Offer is not completed within [REDACTED: Time Period] following the expiry of the period set forth in Section 3.10.3 or if the disposition or granting of Rights in the Competing Product to the Third Party who submitted the Good Faith Offer cannot be made by TaiMed in compliance with the terms and conditions of the Offer, TaiMed may no longer dispose or grant the Rights in the Competing Product to the Third Party who submitted the Good Faith Offer and, if TaiMed still wishes to dispose or grant the Rights in the Competing Product, TaiMed shall re-offer them to Theratechnologies in accordance with this Section 3.10.3.

(e)

Without limiting the scope of Section 3.10.5, during or after [REDACTED: Time Period] related to the Competing Product, TaiMed shall not dispose of or grant any Right in the Competing Product before the expiration of all delays provided in Section 3.10.4 and compliance with its terms and conditions.

3.10.4

Designation of Competing Product. Except if the Rights in the Competing Product have been disposed of, or granted by, TaiMed to a Third Party in accordance with Section 3.10.3, within [REDACTED: Time Period] from the receipt by Theratechnologies from TaiMed of all relevant information set forth in Section 3.10.2 with respect to the further Development of any Competing Product (such period of time, with respect to each Competing Product, the “Competing Product Right of First Offer Period”), Theratechnologies shall have the exclusive right to exercise its Competing Product Right of First Offer with respect to such Competing Product by sending a written notice to TaiMed during the Competing Product Right of First Offer Period for such Competing Product, which notification shall include an offer (the “First Offer”) from Theratechnologies regarding the Commercialization of such Competing Product, including the material terms and conditions of the proposed transaction (the “Transaction”). TaiMed and Theratechnologies shall, for a [REDACTED: Time Period] following the receipt of the First Offer from Theratechnologies by TaiMed (the “Negotiation Period”), negotiate in good faith the terms and conditions of the definitive agreement of the Transaction which shall contain, inter alia, terms of collaboration similar to those included in Article 2 (the “Definitive Agreement”). Until the expiration of the Competing Product Right of First Offer Period with respect to such Competing Product and the expiration of the Negotiation Period allowed to Theratechnologies and TaiMed to enter into a Definitive Agreement if applicable, TaiMed shall not grant any rights in any Competing Product to any Third Party in accordance with Section 3.10.3. Upon execution of a Definitive Agreement between Theratechnologies and TaiMed related to any Competing Product, the obligations and liabilities of the Parties related to such Competing Product shall thereafter be governed by such Definitive Agreement exclusively.

3.10.5	Right of TaiMed in the Competing Product After the Completion of the Phase II Trial.

(a)

After the completion of[REDACTED: Time Period], if Theratechnologies submitted a First Offer to TaiMed within the Competing Product Right of First Offer Period but the Parties did not succeed in entering into a Definitive Agreement related to such Competing Product during the Negotiation Period, TaiMed or any of its Affiliates, either itself or with or through a Third Party, shall not have the right to dispose of or grant any Rights in the Competing Product to a Third Party, at terms and conditions for such Third Party less favorable than those offered by Theratechnologies in the First Offer, unless such disposition or sale is made in accordance with the provisions set forth in this Section 3.10.5. For the avoidance of doubt, TaiMed shall be entitled to dispose of or grant any Rights in the Competing Product to a Third Party at terms and conditions more favorable to TaiMed than those offered by Theratechnologies in the First Offer.

(b)

Further to the receipt by TaiMed of a Good Faith Offer for the Rights in the Competing Product that TaiMed wishes to accept, TaiMed cannot accept such Good Faith Offer before offering to Theratechnologies the right to acquire the Rights in the Competing Product in accordance with this Section 3.10.5 (the “Right of First Refusal”). The Right of First Refusal shall be offered by TaiMed to Theratechnologies by a notice in writing of the conditions of the Good Faith Offer, including the identity of the interested Third Party in the Rights in the Competing Product and the terms upon which the Rights in the Competing Product will be disposed of or granted to the Third Party; such notice of TaiMed shall also include a copy of the Good Faith Offer and all documents related thereto (the “Offer”) as well as a confirmation by TaiMed to Theratechnologies of its intention to accept the Good Faith Offer, subject to the provisions of this Section 3.10.5 (the “Notice of Offer”). The Notice of Offer shall constitute an irrevocable offer by TaiMed made to Theratechnologies to dispose of or grant Rights in the Competing Product in accordance with the terms and conditions of the Offer.

(c)

Theratechnologies shall have [REDACTED: Time Period] from the receipt of the Notice of Offer to exercise its Right of First Refusal to acquire the Rights in the Competing Product in accordance with the terms and conditions of the Offer by sending a notice of acceptance in writing to TaiMed. By giving a notice of acceptance of the Right of First Refusal, Theratechnologies shall be obliged to acquire all (and not less than all) of the Rights in the Competing Product indicated in the Notice of Offer. Subject to the terms and conditions of the Offer, the closing of the purchase of the Rights in the Competing Product by Theratechnologies hereunder shall take place at the offices of Theratechnologies within [REDACTED: Time Period] following delivery of Theratechnologies’ notice of acceptance of the Right of First Refusal or the realization of the closing conditions set forth therein within the period provided in this respect. In the event Theratechnologies fails to notify TaiMed of the exercise of the Right of First Refusal within the [REDACTED: Time Period] or fails to close the purchase of the Rights in the Competing Product within the [REDACTED: Time Period] provided herein or the realization of the closing conditions set forth therein within the period provided in this respect, Theratechnologies shall be deemed to have waived and refused to exercise its Rights of First Refusal in respect of the Rights in the Competing Product.

(d)

If Theratechnologies fails to exercise its Right of First Refusal, TaiMed shall be entitled to dispose or grant the Rights in the Competing Product to the Third Party who submitted the Good Faith Offer in full compliance with the terms and conditions of the Offer. However, if the disposition or granting of Rights in the Competing Product to the Third Party who submitted the Good Faith Offer is not completed within [REDACTED: Time Period] following the expiry of the period set forth in Section 3.10.5(c) or if the disposition or granting to the Third Party who submitted the Good Faith Offer cannot be made by TaiMed in compliance with the terms and conditions of the Offer, TaiMed may no longer dispose or grant the Rights in the Competing Product to the Third Party who submitted the Good Faith Offer and, if TaiMed still wishes to dispose or grant the Rights in the Competing Product, TaiMed shall re-offer those Rights in the Competing Product in accordance with this Section 3.10.5.

(e)

TaiMed shall upon the request of Theratechnologies provide Theratechnologies with any information or document reasonably requested by it in order to confirm the compliance of TaiMed with this Section 3.10.5, including with respect to the terms and conditions of any agreement with a Third Party, provided that TaiMed may request additional confidentiality undertakings from Theratechnologies regarding such agreement with such Third Party.

3.11	Development Costs for Competing Products

Except as otherwise provided in any Definitive Agreement or any other agreement entered into between Theratechnologies and TaiMed related to a Competing Product, TaiMed shall be responsible for all costs and expenses associated with the Development of any Competing Products.

3.12	Confirmation of the rights of TaiMed in the Product and Competing Product

TaiMed shall not be restricted to Develop or Commercialize the Product outside the Territories or, subject to compliance with Section 3.10, to dispose, transfer, sell, Develop or Commercialize, in or outside the Territories, any Competing Product.

3.13	Joint Development Committee

The Development of the Product shall be overseen during the Term by a joint development committee composed of two (2) representatives from each Party (the “Joint Development Committee” or “JDC”). The JDC shall be responsible for approving and overseeing a development plan outlining the overall development activities and budget therefor for the Product, including the First Formulation and the New Route of Administration, up to and until Marketing Approval of such Product and updating the same submitted by TaiMed on an at least annual basis (the “Development Plan”). TaiMed shall provide information to the JDC related to any Competing Product on a regular basis or as required from time to time by Theratechnologies. The JDC shall operate in a manner consistent with this Agreement.

3.13.1

Membership. Each Party shall designate two (2) representatives drawn from the ranks of senior management of each Party on the JDC within [REDACTED: Time Period] after the Execution Date by giving written notice to the other Party. The Parties shall notify one another in writing of any change in its representatives to the JDC. An alternate representative designated by a Party in advance of any JDC meeting may serve temporarily in the absence of a permanent representative of the JDC for such Party.

3.13.2

JDC Chairperson. A representative from TaiMed shall be the chairperson of the JDC. The chairperson shall establish the agenda for all JDC meetings after consultation with a representative of Theratechnologies and shall send notice of such meetings, including the agenda therefore to all JDC representatives; provided that either Party may request that specific items be included in the agenda and may request that additional meetings be scheduled as needed.

3.13.3

Meetings. A meeting of the JDC shall occur within [REDACTED: Time Period] of the Execution Date, and thereafter shall be held monthly by videoconference or teleconference. With the consent of the Parties, the JDC may be held in a form other than by videoconference or teleconference. The Party holding any JDC meeting shall appoint one person (who need not be a representative of the JDC) to attend the meeting as a secretary. The secretary shall prepare, within [REDACTED: Time Period] after each meeting, the minutes reporting in reasonable detail the actions taken by the JDC, issues requiring resolution and resolutions of previously reported issues. Such minutes shall be circulated to the representatives of the JDC promptly following the meeting for review, comment and approval. If no comments are received by the secretary from a Party within [REDACTED: Time Period] of the receipt of the minutes by a Party, they shall be deemed to be approved by such Party.

3.13.4

Decision Making. As a general principle, the JDC will operate by consensus with each Party collectively having one vote; provided, however, that at least one (1) representative for each of TaiMed and Theratechnologies must be present (whether in person or by telephone or videoconference) for a meeting of the Joint Development Committee to take place and for any decision to be made. In the event that the JDC representatives do not reach consensus with respect to a matter that is within the purview of the JDC within [REDACTED: Time Period] after they have met and attempted to reach such consensus, the matter shall be referred for resolution to the Chief Executive Officer of TaiMed and the Chief Executive Officer of Theratechnologies for their consideration and agreement. If such executive officers of the Parties are unable to agree after negotiation in good faith, or either Party’s Chief Executive Officer does not participate, within [REDACTED: Time Period] of the submission of such matter to each Party’s Chief Executive Officer, then the matter shall be resolved in accordance with TaiMed’s position, except as provided for in Section 3.9.2. All decisions made pursuant to and in accordance with this Section 3.13.4 shall be final and binding on the Parties and shall not be subject to review pursuant to Article 15.

3.13.5	Expenses. Each Party shall bear all expenses of its representatives related to their participation in the Joint Development Committee.

ARTICLE 4

REGULATORY MATTERS

4.1	Regulatory Activities

4.1.1

By TaiMed. TaiMed shall be responsible, at its sole cost and expense (except as provided below in this Section 4.1), for all Regulatory Activities in the United States related to, and shall use Commercially Reasonable Efforts to obtain and maintain, Regulatory Approval of the Product in the United States until the effective date of transfer of Marketing Approval of such Product as per Section 4.2. TaiMed shall consult with and provide Theratechnologies with an opportunity to review and comment on any proposed Regulatory Filing with respect to the Product reasonably in advance of its submission and to participate in any communication with the FDA according to Section 4.3.

4.1.2

By Theratechnologies. From the effective date of transfer of Marketing Approval of a Product as per Section 4.2, Theratechnologies shall be responsible, at its sole cost and expense (except as provided below in this Section 4.1) for all Regulatory Activities related to such Product in the United States. In addition, subject to Section 3.3 and Section 3.4, Theratechnologies shall be responsible for, work with, and report to TaiMed in any and all Regulatory Activities related to the Product in Canada and the European Territory, including all Regulatory Filings for the purpose of obtaining Marketing Approval of the Product in Canada and the European Territory; provided, however, that nothing herein shall obligate Theratechnologies to seek Marketing Approval or any other Regulatory Approval of the Product in Canada or to maintain it in Canada; and provided, further, that Theratechnologies shall use Commercially Reasonable Efforts to obtain and maintain Regulatory Approval of a Product in the European Territory through the centralized procedure of the EMA. Theratechnologies shall be entitled to use and rely on the Regulatory Filings and any other relevant submission and documentation (including the results of Clinical Trials) made by TaiMed with the FDA for the purpose of seeking Marketing Approval for the Product in Canada and the European Territory, which TaiMed agrees to provide to Theratechnologies upon its reasonable request.

4.1.3

Costs of Regulatory Activities. From the effective date of transfer of Marketing Approval of a Product in the United States as per Section 4.2, Theratechnologies shall be responsible for all costs and expenses of all Regulatory Activities for such Product in the United States; provided that TaiMed shall reimburse Theratechnologies for (i) all of the costs and expenses incurred by Theratechnologies on behalf of TaiMed in connection with Regulatory Activities for such Product that were required by the FDA under applicable Law as a condition to obtaining Marketing Approval of such Product in the United States (ii) related to any Phase IV Trial or post-Marketing Approval studies in the United States (including safety registries); and provided, further, that Theratechnologies shall keep and maintain complete and accurate books and records of such costs sufficient to verify such costs to the extent Theratechnologies seeks reimbursement therefor from TaiMed pursuant to this Section 4.1.3. Within [REDACTED: Time Period] after the end of [REDACTED: Time Period] during the Term, Theratechnologies shall submit to TaiMed a statement for such costs and expenses for Regulatory Activities incurred by Theratechnologies during [REDACTED: Time Period] (and any such costs payable by TaiMed in respect of prior [REDACTED: Time Period] that have not been reimbursed to Theratechnologies), and TaiMed shall pay the amount reflected on such statement within [REDACTED: Time Period] after receipt thereof (unless the amount of such invoice is then the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)). The Parties shall discuss and attempt to resolve in good faith any and all disputed amounts within a reasonable period of time. Notwithstanding anything to the contrary contained herein, the Parties agree that all costs and expenses of Regulatory Activities related to the keeping of safety registries imposed by the FDA for the Product in the United States and/or imposed by the EMA for the Product in the European Territory shall be shared by the Parties proportionate to each Party’s share of Net Sales of the Product in each of the United States and the European Territory (at the time of execution of this Agreement, the Parties acknowledge such proportion being [REDACTED: Percentage] for TaiMed and [REDACTED: Percentage] for Theratechnologies). Theratechnologies shall be responsible for all cost and expense related to Regulatory Activities in Canada and in the European Territory.

4.2	Transfer of Regulatory Filings and Regulatory Approvals in the United States

4.2.1

Transfer. Effective immediately upon Marketing Approval for a Product (including for the First Formulation and any New Formulation) in the United States, TaiMed hereby assigns, conveys and transfers to Theratechnologies, for no additional consideration, all right, title and interest in and to the Regulatory Filings and all Regulatory Approvals for such Product in the United States. As soon as practical (and in any event within [REDACTED: Time Period] after Marketing Approval of the Product, TaiMed shall, at its costs and expense, deliver possession of such Regulatory Filings and Regulatory Approvals to Theratechnologies; provided that the BLA for such Product shall be assigned to Theratechnologies as soon as practical after Marketing Approval in the United States for such Product. TaiMed may retain copies of all such Regulatory Filings and all Regulatory Approvals for a Product.

4.2.2

Further Assurances. TaiMed agrees to cooperate and execute any such documentation and to take such action, at the cost and expense of TaiMed, as may be reasonably necessary and reasonably requested by Theratechnologies, to effect the transfer of the applicable Regulatory Approvals and Regulatory Filings to Theratechnologies as set forth in this Section 4.2.

4.2.3

Ownership and Responsibility. From the effective date of transfer of Marketing Approval of a Product in the United States, and for so long as Theratechnologies holds such Regulatory Filings and Regulatory Approvals during the Term, Theratechnologies shall hold such Regulatory Filings and maintain such Regulatory Approvals in the United States, at Theratechnologies’ sole cost and expense, except for those cost and expense set forth in Section 4.1.3 which shall be assumed by TaiMed, and shall be solely liable and responsible for performing all obligations with respect thereto and for compliance with all applicable Laws in connection therewith.

4.3	Communications with the FDA

4.3.1

By TaiMed. Following the Execution Date and until the effective date of transfer of Marketing Approval of a Product in the United States as per Section 4.2, TaiMed will maintain contacts and communication with the FDA with respect to such Product; provided that TaiMed shall consult with and provide Theratechnologies with an opportunity to participate in any telephone, video conference or face-to-face communication with the FDA to the extent substantive or material. TaiMed shall keep Theratechnologies fully informed of its substantive and/or material contacts and communications (including substantive and/or material written and material oral communications) with the FDA related to such Product, and shall, upon Theratechnologies’ reasonable request, promptly provide copies to Theratechnologies of all such reports and all submissions, filings and other correspondence to or from the FDA and other Governmental Bodies related to such Product in the United States (or, if applicable, minutes of any substantive or material oral communication).

4.3.2

By Theratechnologies. After the effective date of transfer of Marketing Approval of a Product in the United States as per Section 4.2, Theratechnologies will maintain contacts and communication with the FDA with respect to such Product; except to the extent TaiMed is required under applicable Law to make any such communications, or as may be set forth in any Development Plan or as required for TaiMed to perform its obligations or exercise its rights hereunder (including with respect to its rights and obligations as a Sponsor of a Clinical Trial conducted in the United States, where applicable). Theratechnologies shall keep TaiMed fully informed of its contacts and communications (including written and material oral communications) with the FDA and other Governmental Bodies related to such Product in the United States, solely to the extent that such contacts and communications are material to the Commercialization of such Product in the Territories and/or are not made in the ordinary course of Theratechnologies’ business. Upon the reasonable written request of TaiMed or as required by applicable Law, Theratechnologies shall promptly provide copies to TaiMed of all such contacts and communications (or, if applicable, minutes of any such oral communication).

4.3.3

Other communications. Theratechnologies shall be solely responsible for preparing and making all reports, submissions and responses to Governmental Bodies in the United States concerning a Product after Marketing Approval in the United States, including price reporting with respect to any of the foregoing required by applicable Law, each in conformance with applicable Law.

4.3.4

Sharing of information. Each Party shall immediately inform the other Party in the event that such Party or any of its Affiliates or Designees receives any notice from the FDA relating to any finding of deficiency, finding of non- compliance, investigation, penalty for corrective or remedial action or of any other compliance or enforcement action to the extent any of the foregoing could reasonably be expected to have a material adverse effect on the Development, Marketing Approval, Commercialization, manufacturing or supply of the Product in the Territories.

4.4	Communication with Health Canada

4.4.1

By Theratechnologies. Following the Execution Date, Theratechnologies will maintain contacts and communication with Health Canada with respect to any Product and the Commercialization of any Product, except to the extent TaiMed is required, under applicable Law, to make any such communication, or as may be set forth in any Development Plan or as required for TaiMed to perform its obligations or exercise its rights hereunder (including its rights and obligations as a Sponsor of Clinical Trials conducted in Canada, where applicable); provided that Theratechnologies shall consult with and provide TaiMed with an opportunity to participate in any telephone, video conference or face-to-face communication with Health Canada to the extent substantive or material. Theratechnologies shall keep TaiMed fully informed of its substantive and/or material contacts and communication (including substantive and/or material written and material oral communications) with Health Canada related to such Product solely to the extent such contacts and communication are material and are not made in the ordinary course of Theratechnologies’ business. Theratechnologies shall, upon TaiMed’s reasonable request, promptly provide copies to TaiMed of all such reports and all submissions, filings and other correspondence to or from Health Canada and other Governmental Bodies in Canada related to such Product in Canada (or, if applicable, minutes of any substantive or material oral communication).

4.4.2

Other communications. Theratechnologies shall be solely responsible for preparing and making all reports, submissions and responses to Governmental Bodies in Canada concerning the Product and its Commercialization, including price reporting with respect to any of the foregoing required by applicable Law, each in compliance with applicable Law.

4.4.3

Sharing of information. Each Party shall immediately inform the other Party, in the event that such Party or any of its Affiliates or Designees receives any notice from Health Canada relating to any finding of deficiency, finding of non-compliance, investigation, penalty for corrective or remedial action or of any other compliance or enforcement action to the extent any of the foregoing could reasonably be expected to have a material adverse effect on the Development, Marketing Approval, Commercialization, manufacturing or supply of the Product in the Territories.

4.5	Communication with EMA

4.5.1

By Theratechnologies. Following the Execution Date, Theratechnologies will maintain contacts and communication with the EMA with respect to any Product, the Regulatory Approval of any Product and the Commercialization of any Product, except to the extent TaiMed is required, under applicable Law, to make any such communication, or as may be set forth in any Development Plan or as required for TaiMed to perform its obligations or exercise its rights hereunder (including its rights and obligations as a Sponsor of Clinical Trials conducted in the European Territory, where applicable); provided that Theratechnologies shall consult with and provide TaiMed with an opportunity to participate in any telephone, video conference or face-to- face communication with the EMA to the extent substantive or material. Theratechnologies shall keep TaiMed fully informed of its substantive and/or material contacts and communication (including substantive and/or material written and material oral communications) with the EMA related to such Product solely to the extent such contacts and communication are material and are not made in the ordinary course of Theratechnologies’ business. Theratechnologies shall, upon TaiMed’s reasonable request, promptly provide copies to TaiMed of all such reports and all submissions, filings and other correspondence to or from the EMA and other Governmental Bodies in the European Territory related to such Product in the European Territory (or, if applicable, minutes of any substantive or material oral communication).

4.5.2

Other communications. Theratechnologies shall be solely responsible for preparing and making all reports, submissions and responses to Governmental Bodies in the European Territory concerning the Product, its marketing authorization application, its Marketing Approval and its Commercialization, including seeking reimbursement and price reporting with respect to any of the foregoing required by applicable Law, each in compliance with applicable Law.

4.5.3

Sharing of information. Each Party shall immediately inform the other Party, in the event that such Party or any of its Affiliates or Designees receives any notice from the EMA relating to any finding of deficiency, finding of non-compliance, investigation, penalty for corrective or remedial action or of any other compliance or enforcement action to the extent any of the foregoing could reasonably be expected to have a material adverse effect on the Development, Marketing Approval, Commercialization, manufacturing or supply of the Product in the European Territory.

4.6	Joint Regulatory Committee for the North American Territory.

TaiMed and Theratechnologies agree to maintain the existing joint regulatory committee (the “North American Joint Regulatory Committee” or “NAJRC”) for the North American Territory. The NAJRC shall be responsible for discussing and overseeing the Regulatory Activities of the Product until the Marketing Approval for the Product from the relevant Competent Governmental Body is obtained in the North American Territory. The JDC, the NAJRC and the JCC require at least one representative from each of TaiMed and Theratechnologies who is a member of the JDC, the NAJRC and the JCC to assure a better coordination of the works of both committees and harmonize regulatory and commercial activities. Such representative shall act as coordinating member.

4.6.1

Membership. Each of TaiMed and Theratechnologies shall designate two (2) representatives drawn from the ranks of their respective senior management team on the NAJRC by giving written notice to the other Party. The Parties shall notify one another in writing of any change in its representatives to the NAJRC. An alternate representative designated by a Party in advance of any NAJRC meeting may serve temporarily in the absence of a permanent representative of the NAJRC for such Party.

4.6.2

NAJRC Chairperson. A representative from TaiMed shall be the chairperson of the NAJRC. The chairperson shall establish the agenda for all NAJRC meetings after consultation with a representative of Theratechnologies and shall send notice of such meetings, including the agenda therefor to all NAJRC representatives; provided that either Party may request that specific items be included in the agenda and may request that additional meetings be scheduled as needed.

4.6.3

Meetings. The meetings of the NAJRC shall be held at least monthly by videoconference or teleconference. With the consent of the Parties, the NAJRC meetings may be held in a form other than by videoconference or teleconference. The Party holding any NAJRC meeting shall appoint one Person (who need not be a representative of the NAJRC) to attend the meeting as a secretary. The secretary shall prepare, within [REDACTED: Time Period] after each meeting, the minutes reporting in reasonable detail the discussions held or actions taken by the NAJRC, issues requiring resolution and resolutions of previously reported issues. Such minutes shall be circulated to the representatives of the NAJRC promptly following the meeting for review, comment and approval. If no comments are received by the secretary from a Party within [REDACTED: Time Period] of the receipt of the minutes by a Party, they shall be deemed to be approved by such Party.

4.6.4

Decision-Making. As a general principle, the NAJRC will operate by consensus with each Party collectively having one vote; provided, however, that at least one (1) representative for each of TaiMed and Theratechnologies must be present (whether in person or by telephone or videoconference) for a meeting of the North American Joint Regulatory Committee to take place and for any decision to be made. In the event that the NAJRC representatives do not reach consensus with respect to a matter that is within the purview of the NAJRC within [REDACTED: Time Period] after they have met and attempted to reach such consensus, the matter shall be referred for resolution to the Chief Executive Officer of TaiMed and the Chief Executive Officer of Theratechnologies for their consideration and agreement. If the executive officers of such Parties are unable to agree after negotiation in good faith, or either Party’s Chief Executive Officer does not participate, within [REDACTED: Time Period] of the submission of such matter to each Party’s Chief Executive Officer, then the matter shall be resolved in accordance with TaiMed’s position with respect to the United States and Theratechnologies’ position with respect to Canada. All decisions made pursuant to and in accordance with this Section 4.6.3 shall be final and binding on the Parties and shall not be subject to review pursuant to Article 15.

4.6.5	Expenses. Each Party shall bear all expenses of its representatives related to its participation in the NAJRC.

4.7	Joint Regulatory Committee for the European Territory.

Promptly following the Execution Date, TaiMed and Theratechnologies agree to establish a joint regulatory committee for the European Territory (the “European Joint Regulatory Committee” or “EJRC”). The EJRC shall be responsible for discussing and overseeing the Regulatory Activities of the Product until the Marketing Approval for the Product from the relevant Competent Governmental Body is obtained in the European Territory. The JDC, the EJRC and the JCC require at least one representative from each of TaiMed and Theratechnologies who is a member of the JDC, the EJRC and the JCC to assure a better coordination of the works of both committees and harmonize regulatory and commercial activities. Such representative shall act as coordinating member.

4.7.1

Membership. Each of TaiMed and Theratechnologies shall designate two (2) representatives drawn from the ranks of their respective senior management team on the EJRC within [REDACTED: Time Period] after the Execution Date by giving written notice to the other Party. The Parties shall notify one another in writing of any change in its representatives to the EJRC. An alternate representative designated by a Party in advance of any EJRC meeting may serve temporarily in the absence of a permanent representative of the EJRC for such Party.

4.7.2

EJRC Chairperson. A representative from Theratechnologies shall be the chairperson of the EJRC. The chairperson shall establish the agenda for all EJRC meetings after consultation with a representative of TaiMed and shall send notice of such meetings, including the agenda therefor to all EJRC representatives; provided that either Party may request that specific items be included in the agenda and may request that additional meetings be scheduled as needed.

4.7.3

Meetings. The first meeting of the EJRC shall occur within [REDACTED: Time Period] of the Execution Date, and thereafter shall be held at least [REDACTED: Time Period] by videoconference or teleconference. With the consent of the Parties, the EJRC meetings may be held in a form other than by videoconference or teleconference. The Party holding any EJRC meeting shall appoint one Person (who need not be a representative of the EJRC) to attend the meeting as a secretary. The secretary shall prepare, within [REDACTED: Time Period] after each meeting, the minutes reporting in reasonable detail the discussions held or actions taken by the EJRC, issues requiring resolution and resolutions of previously reported issues. Such minutes shall be circulated to the representatives of the EJRC promptly following the meeting for review, comment and approval. If no comments are received by the secretary from a Party within [REDACTED: Time Period] of the receipt of the minutes by a Party, they shall be deemed to be approved by such Party.

4.7.4

Decision-Making. As a general principle, the EJRC will operate by consensus with each Party collectively having one vote; provided, however, that at least one (1) representative for each of TaiMed and Theratechnologies must be present (whether in person or by telephone or videoconference) for a meeting of the European Joint Regulatory Committee to take place and for any decision to be made. In the event that the EJRC representatives do not reach consensus with respect to a matter that is within the purview of the EJRC within [REDACTED: Time Period] after they have met and attempted to reach such consensus, the matter shall be referred for resolution to the Chief Executive Officer of TaiMed and the Chief Executive Officer of Theratechnologies for their consideration and agreement. If the executive officers of such Parties are unable to agree after negotiation in good faith, or either Party’s Chief Executive Officer does not participate, within [REDACTED: Time Period] of the submission of such matter to each Party’s Chief Executive Officer, then the matter shall be resolved in accordance with Theratechnologies’ position. All decisions made pursuant to and in accordance with this Section 4.7.4 shall be final and binding on the Parties and shall not be subject to review pursuant to Article 15.

4.7.5	Expenses. Each Party shall bear all expenses of its representatives related to its participation in the EJRC.

4.8	Collaboration

Upon request from Theratechnologies, TaiMed shall collaborate with Theratechnologies, at its own cost and expense, with respect to all matters or document under its control that Theratechnologies may need or require to seek and obtain or maintain the Regulatory Approvals of the Product in Canada and in the European Territory.

ARTICLE 5

COMMERCIALIZATION

5.1	Theratechnologies Commercialization Responsibilities

5.1.1

General Obligations. Further to the Marketing Approval of a Product, Theratechnologies shall use Commercially Reasonable Efforts to Commercialize such Product in the Territories. Activities by Theratechnologies’ Affiliates and Designees will be considered as Theratechnologies’ activities under this Agreement for purposes of determining whether Theratechnologies has complied with any obligation to use Commercially Reasonable Efforts and for all other purposes under this Agreement. In addition to, and without limiting the foregoing obligations of Theratechnologies, with respect to the Product, Theratechnologies shall use Commercially Reasonable Efforts to ensure that the First Commercial Sale of such Product occurs in the United States within [REDACTED: Time Period] from the effective date of transfer of Marketing Approval of such Product and, in the European Territory, within [REDACTED: Time Period] from obtaining Marketing Approval in one of the Countries listed on Schedule 5.1.1; provided that, if such Product is to be supplied by TaiMed pursuant to Section 6.1, such [REDACTED: Time Period] or [REDACTED: Time Period], as the case may be, shall be extended to account for any delay in delivery by TaiMed of any commercial quantities of such Product covered by any binding forecasts submitted by Theratechnologies in accordance with Section 6.4. Subject to Section 5.1.3, Theratechnologies shall have the exclusive right and authority in the Territories to Commercialize the Product itself or through an Affiliate or one (1) or more Designees designated by Theratechnologies.

5.1.2

Commercialization. Theratechnologies shall keep TaiMed informed with respect to all major aspects of the Commercialization of the Product in the Territories. Theratechnologies shall provide TaiMed with a copy, in advance, of its annual marketing plan with respect to the Product (“Commercialization Plan”) and update TaiMed with respect to any material developments thereto on a regular basis. Theratechnologies will consider TaiMed’s comments on the Commercialization Plan for the Territories with respect to the Product, but all decisions with respect to the Commercialization of the Product shall rest solely with Theratechnologies. For the avoidance of doubt, Theratechnologies shall have the sole right and responsibility for preparing the Commercialization Plan for the Product, and shall have the sole decision- making authority regarding the Commercialization of the Product. Theratechnologies shall be solely responsible for all of Theratechnologies’ Commercialization costs and expenses and all of Theratechnologies’ promotional and marketing costs and expenses with respect to the Product.

5.1.3

Trade Shows and International Conferences. Theratechnologies shall have the right to attend trade shows, international conferences and other commercial venues outside of the Territories and to hold events during such trade shows, international conferences and other commercial venues outside of the Territories, provided that a reasonable prior written notice shall be given to TaiMed in that respect.

5.2	Product Packaging, and Product Labels and Inserts

5.2.1

Product. TaiMed shall be responsible, at its cost and expense, for the Regulatory Activities related to the packaging and Product Labels and Inserts for the Product in the United States until Marketing Approval of the Product in the United States. Theratechnologies shall be responsible, at its cost and expense, for the Regulatory Activities related to the packaging and Product Labels and Inserts for the Product in Canada and in the European Territory. Theratechnologies shall, at its cost and expense, provide the proposed layout for the packaging and Product Labels and Inserts for the Product and its proposed artwork, including its corporate name and any related logos. After Marketing Approval of the Product in the United States, Theratechnologies shall be responsible, at its cost and expense, for the Regulatory Activities related to the packaging and Product Labels and Inserts for the Product in the United States and TaiMed shall be responsible, at its cost and expense, for producing, or having produced, the packaging and Product Labels and Inserts for the Product in the Territories in accordance with any instructions communicated by Theratechnologies from time to time. In the event that any changes are to be made to the packaging and/or Product Labels and Inserts for the Product after Marketing Approval of such Product in the United States, or at any time in Canada or in the European Territory, Theratechnologies shall discuss all such changes in good faith with TaiMed and, at Theratechnologies’ sole cost and expense, Theratechnologies shall be responsible for ensuring compliance with all applicable Laws and for conducting all Regulatory Activities related thereto with any Governmental Bodies. Theratechnologies shall provide to TaiMed samples of the final packaging and Product Labels and Inserts for the Product after such discussion which shall then replace the prior version of such packaging and Product Labels and Inserts and be implemented by TaiMed within the delay prescribed by the Competent Governmental Body to implement the change or up to the date the inventory of manufactured Product as of that date is sold, without exceeding [REDACTED: Time Period] thereafter.

5.3	Product Pricing and Rebates

Theratechnologies shall have complete control and discretion over the price for the Product, including rebates and other price-related matters, but subject [REDACTED: Product Pricing] that require written consent by TaiMed, provided that such [REDACTED: Product Pricing] are compliant with applicable Laws. Promptly following any request from TaiMed, Theratechnologies shall provide TaiMed with Theratechnologies’ published price list for all Product. Theratechnologies shall be solely responsible for complying with pricing requirements with respect to the Product in the Territories under applicable Laws and all related reporting.

5.4	Promotional Materials

Theratechnologies shall be responsible for developing and producing the Promotional Materials hereunder in compliance with all applicable Laws. Theratechnologies, in compliance with applicable Laws, shall determine the content of such Promotional Materials, including the messaging with respect to the Product. Subject to the foregoing, Theratechnologies shall use the Promotional Materials in connection with its Commercialization of the Product in the Territories in Theratechnologies’ sole discretion. All Promotional Materials shall be the property of Theratechnologies notwithstanding the fact that they bear the Trademark.

5.5	Commercialization Efforts

Theratechnologies shall use Commercially Reasonable Efforts to Commercialize the Product in the Territories. After the First Commercial Sale of the Product in the North American Territory, Theratechnologies shall achieve [REDACTED: Sales Level] in the North American Territory for the Product in at least one (1) of the first [REDACTED: Time Period] following the First Commercial Sale of the Product. If Theratechnologies fails to achieve this financial threshold, TaiMed may send a notice in writing to Theratechnologies advising it of this situation and asking it to meet [REDACTED: Sales Level] for the [REDACTED: Time Period]. For greater certainty, if Theratechnologies achieves [REDACTED: Sales Level] in the North American Territory for the Product in any one (1) of [REDACTED: Time Period] following the First Commercial Sale of the Product in the North American Territory, TaiMed shall not be entitled to any right under this Section 5.5 and Section 14.2.3. Following [REDACTED: Time Period] from the receipt of such a notice from TaiMed, Theratechnologies shall submit a corrective plan to TaiMed which shall state the different actions Theratechnologies plans to undertake and implement in order to reach the [REDACTED: Sales Level] for the Product for [REDACTED: Time Period]. If Theratechnologies does not meet [REDACTED: Sales Level] of the Product in the North American Territory for a [REDACTED: Time Period] despite the implementation of the corrective plan, TaiMed shall be allowed to terminate this Agreement with respect to the North American Territory only in accordance with Section 14.2.3 within [REDACTED: Time Period] from the end of [REDACTED: Time Period]. If TaiMed does not exercise its right of termination within this [REDACTED: Time Period], TaiMed cannot anymore exercise its rights of termination in accordance with this Section 5.5 and Section 14.2.3. Notwithstanding Section 14.4.1(b), the right of termination provided in this Section 5.5 shall be the only remedy available to TaiMed.

Theratechnologies shall achieve [REDACTED: Sales Level] in the European Territory for the Product in at least one (1) of the [REDACTED: Time Period] following the last date where the First Commercial Sale of the Product occurred in three of the Countries listed on Schedule 5.1.1. If Theratechnologies fails to achieve this financial threshold, TaiMed may send a notice in writing to Theratechnologies advising it of this situation and asking it to meet the [REDACTED: Sales Level] for the [REDACTED: Time Period]. For greater certainty, if Theratechnologies achieves [REDACTED: Sales Level] in the European Territory for the Product in any one (1) of the first [REDACTED: Time Period] following the last date where the First Commercial Sale of the Product occurred in three of those Countries, TaiMed shall not be entitled to any right under this Section 5.5 and Section 14.2.3. Following [REDACTED: Time Period] from the receipt of such a notice from TaiMed, Theratechnologies shall submit a corrective plan to TaiMed which shall state the different actions Theratechnologies plans to undertake and implement in order to reach the [REDACTED: Sales Level] for the Product for the [REDACTED: Time Period]. If Theratechnologies does not meet the [REDACTED: Sales Level] of the Product in the European Territory for a [REDACTED: Time Period] despite the implementation of the corrective plan, TaiMed shall be allowed to terminate this Agreement with respect to the European Territory only in accordance with Section 14.2.3 within [REDACTED: Time Period] from the end of the [REDACTED: Time Period]. If TaiMed does not exercise its right of termination within this [REDACTED: Time Period], TaiMed cannot anymore exercise its rights of termination in accordance with this Section 5.5 and Section 14.2.3. Notwithstanding Section 14.4.1(b), the right of termination provided in this Section 5.5 shall be the only remedy available to TaiMed.

5.6	Joint Commercialization Committee.

Promptly following the Execution Date, the Parties agree to establish a joint commercialization committee (the “Joint Commercialization Committee” or “JCC”). The JCC’s role shall be to discuss and review: (i) the Commercialization Plan; (ii) Commercial Sales forecasts of the Product in the Territories in connection thereto; (iii) the issues relating to the manufacture and/or supply of the Product in the Territories, it being understood, without limiting the generality of the foregoing, that TaiMed shall present to the JCC a detailed manufacturing plan once annual sales of the Product have reached [REDACTED: Percentage] of the manufacturing capacity used by TaiMed for the manufacturing of the Product, which plan shall address any additional capacity or second source of manufacturing of the Product and take into account future expected sales of the Product in the Territories; and (iv) the pricing and reimbursement strategy. The JDC, the JRC and the JCC require at least one representative from each of the Parties who is a member of the JDC, the JRC and the JCC to assure a better coordination of the works of both committees and harmonize regulatory and commercial activities. Such representative shall act as coordinating member.

5.6.1

Membership. Each of TaiMed and Theratechnologies shall designate two (2) representatives drawn from the ranks of their senior management team on the JCC within [REDACTED: Time Period] after the Execution Date by giving written notice to the other Party. The Parties shall notify one another in writing of any change in its representatives to the JCC. An alternate representative designated by a Party in advance of any JCC meeting may serve temporarily in the absence of a permanent representative of the JCC for such Party.

5.6.2

JCC Chairperson. A representative from Theratechnologies shall be the chairperson of the JCC. The chairperson shall establish the agenda for all JCC meetings after consultation with a representative of TaiMed and shall send notice of such meetings, including the agenda therefore to all JCC representatives; provided that either Party may request that specific items be included in the agenda.

5.6.3

Meetings. A meeting of the JCC shall occur within [REDACTED: Time Period] of the Execution Date, and thereafter shall be held at least annually or as determined by the chairperson, by videoconference or teleconference. With the consent of the Parties, the JCC meetings may be held in a form other than by videoconference or teleconference. The Party holding any JCC meeting shall appoint one person (who need not be a representative of the JCC) to attend the meeting as a secretary. The secretary shall prepare, within [REDACTED: Time Period] after each meeting, the minutes reporting in reasonable detail the discussions held or actions taken by the JCC, issues requiring resolution and resolutions of previously reported issues. Such minutes shall be circulated to the representatives of the JCC promptly following the meeting for review, comment and approval. If no comments are received by the secretary from a Party within [REDACTED: Time Period] of the receipt of the minutes by a Party, they shall be deemed to be approved by such Party.

5.6.4	Decision Making. While the JCC shall advise the Parties on those matters delegated to it, the JCC shall have no decision-making authority.

5.6.5	Expenses. Each of Party shall bear all expenses of its representatives related to their participation in the JCC.

ARTICLE 6

MANUFACTURING AND SUPPLY

6.1	TaiMed Supply Obligations

6.1.1

Supply Generally. TaiMed will, itself or through a designee that is approved by Theratechnologies in accordance with this Section 6.1 (such approval not to be unreasonably withheld, conditioned or delayed) (a “Manufacturing Designee”), manufacture and supply sufficient quantities of Product to satisfy commercial demands for quantities of Product in the Territories, including consistent with Theratechnologies’ forecasts provided to TaiMed in accordance with Section 6.4 as applicable. Notwithstanding the foregoing, Theratechnologies acknowledges and agrees that TaiMed may subcontract or outsource, in whole or in part, any of its obligations under this Article 6 to any Person listed on Schedule 6.1 hereto (as such Schedule may be updated by the mutual written consent of the Parties from time to time) (which Person shall be deemed to be a Manufacturing Designee for all purposes of this Agreement) upon written notice to Theratechnologies. In particular, TaiMed agrees and undertakes to enter into a Manufacturing Agreement with WuXi Apptec, prior to the full BLA submission to the FDA, for the manufacturing of the First Formulation of the Product.

6.1.2

Quality Requirements. All Product supplied by TaiMed will be tested, manufactured and released in accordance with all applicable quality standards and cGMP requirements and shall be supplied to Theratechnologies in the relevant product packaging and Product Labels and Insert as provided in Section 5.2. Except as otherwise provided in this Agreement, TaiMed shall be responsible, at its cost and expense, for all Regulatory Activities related to the manufacturing and supply of the Product.

6.1.3

Subcontracting. In the event that TaiMed proposes to subcontract or outsource, in whole or in part, any of its obligations under this Article 6 to any Person that is not listed on Schedule 6.1 hereto (as such Schedule may be updated by the mutual written consent of the Parties from time to time) (including for purposes of fulfilling its obligation to maintain a second source of supply hereunder), TaiMed shall present Theratechnologies with information on the identity and qualifications of the proposed subcontractor. Theratechnologies shall notify TaiMed in writing within [REDACTED: Time Period] following such presentation whether it approves or disapproves such proposed subcontractor (such approval not to be unreasonably withheld, conditioned or delayed).

6.1.4

Inspections. Upon reasonable notice to TaiMed, Theratechnologies shall have the right to make site visits to all facilities of TaiMed and Third Parties at which Product or active pharmaceutical ingredients used in the manufacturing of the Product are or will be manufactured, packaged, supplied, tested or released, including all second source suppliers of Product; provided that (a) any such site visits shall be conducted only during reasonable times during normal business hours and shall be reasonable in duration and shall not unreasonably interfere with TaiMed or any such Third Party’s day-to-day operations; (b) all information obtained in connection with such visit (regardless of the form or medium) shall be TaiMed’s Confidential Information and subject to obligations of confidentiality set forth in Article 11. TaiMed shall also allow any Governmental Body to inspect and access to such facilities and collaborate with them in connection with any site visit related to TaiMed or Theratechnologies.

6.2	Price and Payment

6.2.1

Transfer Price of the Product. Theratechnologies shall purchase Product from TaiMed that Theratechnologies orders pursuant to written purchase orders at a price equal to the North American Transfer Price of the Product or European Transfer Price of the Product, as the case may be, depending upon the intended end-users.

6.2.2

Product Requirements. Each Product manufactured for and supplied to Theratechnologies pursuant to this Agreement shall (a) be delivered to Theratechnologies in final, finished form in the relevant product packaging and Product Label and Insert for such Product (including all secondary packaging), (b) have a minimum shelf-life from the date of delivery between [REDACTED: Time Period] and one hundred percent (100%) of the shelf-life approved by the Competent Regulatory Body of a Country (provided that the Product may have a minimum shelf-life of [REDACTED: Time Period] (“Low Shelf-Life Inventory”), and (c) comply with applicable Law of a Country and meet the applicable specifications for such Product, unless otherwise approved in writing by Theratechnologies, at its sole discretion. Low Shelf-Life Inventory with less than [REDACTED: Time Period] of shelf-life remaining may be returned by Theratechnologies to TaiMed at Theratechnologies’ sole discretion and TaiMed shall refund the Base Transfer Price of the Product in the North American Territory and, in the European Territory, the price paid by Theratechnologies in each case for such Low Shelf-Life Inventory. In the event of such return of Low Shelf-Life Inventory, Theratechnologies will bear all shipment related costs.

6.2.3

Invoicing and Payment. TaiMed shall submit invoices to Theratechnologies for purchased Product promptly after delivery of such Product in accordance with Section 6.4. Theratechnologies shall pay TaiMed for each shipment of Product in the amount invoiced within [REDACTED: Time Period] after the date of receipt of the invoice for the North American Transfer Price of the Product and within [REDACTED: Time Period] after the date of receipt of payment from each Person who was sold a Product in the European Territory, unless such shipment is rejected by Theratechnologies for failure to comply with required applicable specifications for such Product upon delivery.

6.3	Inventory

TaiMed shall maintain a minimum stock of inventory in its or its Designee’s warehouses (specifically excluding any inventory in the distribution channel) of the Product, which shall not be less than the quantity necessary to meet the supply needs of Theratechnologies for the next Calendar Quarter, as forecasted by Theratechnologies pursuant to Section 6.4, in the form of finished Product and the supply needs of Theratechnologies for the next [REDACTED: Time Period], as forecasted by Theratechnologies pursuant to Section 6.4, in the form of frozen bulk drug substance ready for filling to prepare such quantity of finished Product. Within [REDACTED: Time Period] after [REDACTED: Time Period] during the Term of this Agreement, TaiMed shall provide to Theratechnologies a written report setting forth in reasonable detail the inventory on hand of finished Product and frozen bulk drug substance.

6.4	Forecasts; Orders; Delivery; Risk of Loss

6.4.1

Forecasts. No later than [REDACTED: Time Period] following each of (i) BLA Acceptance in the United States, and (ii) confirmation of acceptance of a dossier by the EMA in the European Territory with respect to the Product, and prior to the beginning of [REDACTED: Time Period] thereafter during the Term, Theratechnologies shall provide to TaiMed a good faith rolling forecast setting forth orders Theratechnologies reasonably expects to place for the Product for each of the next [REDACTED: Time Period] following the delivery of such forecast (without regard to potential expiration or termination of this Agreement), including Theratechnologies estimated Net Selling Price of the Product on a Country-by-Country basis for the immediately following Financial Year. Based upon such information, TaiMed and Theratechnologies shall agree on an Estimated Net Selling Price for the Product to be applicable for invoicing by TaiMed pursuant to any order issued during such Financial Year (the “Estimated Net Selling Price”). Within [REDACTED: Time Period] after [REDACTED: Time Period], Theratechnologies shall deliver to TaiMed a report setting forth in reasonable detail all relevant information in order to allow any adjustment between the Estimated Net Selling Price on a Country-by-Country basis and the definitive Net Selling Price of the Product on a Country-by-Country basis for the relevant period and any such required adjustment upward or downward shall be invoiced separately by TaiMed or Theratechnologies as applicable. The [REDACTED: Time Period] forecasts for the nearest [REDACTED: Time Period] in each such forecast shall constitute a binding commitment by Theratechnologies to purchase such minimum amount of Product, and shall be deemed a purchase order and shall be fulfilled by TaiMed on a [REDACTED: Time Period] basis; provided that Theratechnologies shall have no obligation to make any purchases of, and TaiMed shall have no obligation to supply, the Product hereunder until Marketing Approval has been obtained for such Product. The [REDACTED: Time Period] forecasts for the last [REDACTED: Time Period] in each forecast shall not be binding on Theratechnologies (except to the extent it reflects purchase orders previously submitted by Theratechnologies).

6.4.2

Orders Greater than Forecast. In the event that Theratechnologies places orders for the Product in excess of the amounts stated in the applicable binding forecast that covers such period, TaiMed shall use Commercially Reasonable Efforts to fulfill such additional orders, but shall have no obligation to supply such Product in excess of [REDACTED: Percentage] of the amounts stated in the preceding [REDACTED: Time Period] binding forecast for such Product.

6.4.3

Capacity Issues. If, upon receipt of any forecast, TaiMed has any concerns regarding manufacturing capacity (including capacity to meet such forecast), TaiMed shall promptly notify Theratechnologies and the Parties shall discuss in good faith how to address such concern; provided that the foregoing shall not relieve TaiMed of its obligations to supply Product to Theratechnologies pursuant to this Article 6. Theratechnologies’ discussions with TaiMed regarding any such matter shall not constitute or be construed as a waiver or other limitation of Theratechnologies’ rights and remedies under this Agreement.

6.4.4

Purchase Orders. All purchases of Product pursuant to this Agreement shall be made solely by written purchase orders; provided that the terms and conditions of this Agreement shall be controlling over any terms and conditions in such purchase orders; and provided further, subject to Sections 6.4.1 and 6.4.2, that each binding forecast shall be deemed a purchase order.

6.4.5

Delivery. Delivery of Product by TaiMed shall be [REDACTED: Delivery Term] as provided in the purchase order (which shall also refer to the quantity to be delivered in each Country). Without in any way amending the delivery terms contained herein, the Parties agree to discuss the delivery channel of a Product destined to the European Territory to minimize the costs and expenses to TaiMed. Transfer of title and risk of loss shall pass to Theratechnologies when [REDACTED: Title and Risk of Loss Terms and Conditions]. TaiMed will include with each shipment of Product the current material safety data sheet and a certificate of analysis reasonably acceptable to Theratechnologies, which shall, among other things, certify that each such Product meets all applicable specifications upon delivery.

6.4.6

Inspection of the Product Upon Delivery. Theratechnologies shall examine the Product upon delivery at Theratechnologies’ designated facility and shall notify TaiMed of any non-delivery of a portion of the shipment or any defect in any of the Product that is reasonably discoverable upon visual inspection of the Product. Within [REDACTED: Time Period] after Theratechnologies’ receipt of the Product, Theratechnologies shall furnish to TaiMed a description of the nature of any reasonably discoverable defect or shortage. Upon discovery, at any time, of any latent Product defects that existed when Product was delivered to Theratechnologies’ facility, Theratechnologies shall furnish to TaiMed a description of the latent defect. Upon receipt of notice of any defect or shortage, TaiMed shall promptly replace any defective or shorted Product or issue Theratechnologies a full credit for such defective or shorted Product, as appropriate under the circumstances. In the absence of a written notice from Theratechnologies to TaiMed in accordance with the terms of this Section 6.4.6, a shipment of the Product shall be deemed to have been delivered and accepted by Theratechnologies as complete and in satisfactory condition as to defects reasonable discoverable upon visual inspection. Theratechnologies shall, at TaiMed’s expense, follow TaiMed’s instructions to permit TaiMed’s inspection of the defective Product or to facilitate the return to TaiMed (or TaiMed’s Third Party disposal company) of any of the defective Product delivered to Theratechnologies.

6.4.7

Cost of Relaunching. If for any reason TaiMed is in breach of supplying the Product in accordance with purchase orders submitted by Theratechnologies to TaiMed in accordance with this Agreement for [REDACTED: Time Period], TaiMed shall, without limiting the other rights of Theratechnologies under this Agreement applicable in such circumstances, provided Theratechnologies does not exercise its right of termination of this Agreement in accordance with Section 14.3, reimburse to Theratechnologies all cost and expense incurred by Theratechnologies related to the relaunching of the Product, provided, further, that Theratechnologies shall keep and maintain complete and accurate books and records of such costs sufficient to verify such costs. Within [REDACTED: Time Period] after [REDACTED: Time Period] during the Term, Theratechnologies shall submit to TaiMed a statement for the costs and expenses of all relaunching cost and expense incurred by Theratechnologies during such [REDACTED: Time Period] (and any such costs payable by TaiMed in respect of prior [REDACTED: Time Period] that have not been paid to Theratechnologies), and TaiMed shall pay the amount reflected on such statement within [REDACTED: Time Period] after receipt thereof (unless the amount of such statement is then the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)). The Parties shall discuss and attempt to resolve in good faith any and all disputed amounts within a reasonable period of time.

6.4.8

Breach of Supply Obligations of TaiMed. If for any reason TaiMed is in breach of its obligations set forth in this Article 6 and such breach is not settled or cured after a good faith discussion between the Parties within [REDACTED: Time Period], Theratechnologies shall have the right to suspend any payment owed to TaiMed under Section 8.3. In addition, if TaiMed is in breach of its obligations to manufacture and supply sufficient quantities of Product to satisfy commercial demand for quantities of the Product for [REDACTED: Time Period] from the date the Commercialization of the Product in the Territories by Theratechnologies starts, TaiMed shall pay to Theratechnologies an amount equal to the aggregate of the amounts of the payments set forth in Section 8.1 plus interest calculated on the basis of the [REDACTED: Interest Rate] from the Execution Date up to the date of payment of such amount.

6.5	Manufacturing Designees

The use by TaiMed of a Manufacturing Designee in connection with the manufacture and supply of Product for Theratechnologies and its Affiliates and Designees pursuant to this Article 6 (including Third Parties that manufacture, package, supply, test or release the Product, and second source suppliers of the Product) shall not relieve TaiMed of any of its obligations under this Agreement, and TaiMed shall remain primarily liable and responsible for all acts and omissions of such Manufacturing Designees as if they were acts or omissions of TaiMed under this Agreement. TaiMed shall ensure that any Manufacturing Designee is bound by valid and enforceable written agreements that are not inconsistent with the applicable terms and conditions set out in this Agreement, including all applicable obligations, covenants and agreements of TaiMed set forth in this

Article 6 relating to the manufacture, testing, release, delivery and supply of the Product (regardless whether any such obligation, covenant or agreement set forth herein refers only to TaiMed or also references a Manufacturing Designee). Theratechnologies shall have the right to request a copy of any agreement between TaiMed and a Manufacturing Designee in connection with the manufacture and supply of Product for Theratechnologies, provided that TaiMed may redact therefrom any financial terms or other similar type of information or any confidential information in such agreement. Any such agreement with a Manufacturing Designee shall include the right of Theratechnologies, its Affiliates and their representatives to visit and inspect the facilities of such Manufacturing Designee at which the Product (or parts thereof) are manufactured, packaged, supplied, tested or released on, and subject to, the same terms and conditions applicable to any facility of TaiMed under Section 6.1.

ARTICLE 7

ADVERSE EVENTS; RECALLS

7.1	Notification

After the effective date of transfer of Marketing Approval of a Product in the United States as per Section 4.2, and after obtaining Marketing Approval of a Product in the European Territory, Theratechnologies shall notify appropriate Governmental Bodies in accordance with applicable Laws and, on a Calendar Quarter basis, notify TaiMed after receipt of information with respect to any Adverse Event during such Calendar Quarter that occurred in the Territories and is attributable to the use or application of such Product after the effective date of transfer of Marketing Approval of such Product in the United States as per Section 4.2, and after obtaining Marketing Approval of a Product in the European Territory; provided that Theratechnologies shall promptly notify TaiMed (but in no event later than contemporaneously with the notice that Theratechnologies provides to the appropriate Governmental Bodies) of all Serious Adverse Events that occurred in the Territories and is attributable to the use or application of such Product after the effective date of transfer of Marketing Approval of such Product in the United States as per Section 4.2. TaiMed shall notify appropriate Governmental Bodies in accordance with applicable Laws and, on a Calendar Quarter basis, notify Theratechnologies promptly after receipt of information with respect to any Adverse Event during such Calendar Quarter that occurred in the United States and is attributable to the use or application of a Product prior to the effective date of transfer of Marketing Approval of such Product in the United States as per Section 4.2 as well as to any Adverse Event during such Calendar Quarter that occurred outside of the North American Territory. Each Party also shall forward to the other, on a Calendar Quarter basis, information on any material difficulty associated with clinical use, studies, investigations, tests and prescriptions of, with respect to Theratechnologies, a Product in the Territories (after the effective date of transfer of Marketing Approval of such Product in the United States as per Section 4.2) and, with respect to TaiMed, a Product prior to the effective date of transfer of Marketing Approval of such Product in the United States as per Section 4.2 and any Product outside of the North American Territory. After the effective date of transfer of Marketing Approval of a Product in the United States as per Section 4.2, and after obtaining Marketing Approval of a Product in the European

Territory, Theratechnologies shall be responsible for any follow-up activities and all tracking, trending and signal detection for such Product in the Territories, and TaiMed shall be responsible for any follow-up activities and all tracking, trending and signal detection for such Product prior to the effective date of transfer of Marketing Approval of such Product in the United States as per Section 4.2 and any Product outside of the Territories. Each Party shall, without delay from its knowledge thereof, provide the other Party with any information of the nature of a Serious Adverse Event which occurred whether in or outside the Territories.

7.2	Reporting

Theratechnologies shall be responsible for preparing, processing, assessing, and submitting aggregate and periodic reports and expedited fifteen (15) day/seven (7) day adverse event reports within the Territories as required by Governmental Bodies. TaiMed shall be responsible for preparing, processing, assessing, and submitting aggregate and periodic reports and expedited fifteen (15) day/seven (7) day adverse event reports as required by Governmental Bodies for the Product outside the Territories. At each Party’s request and expense, the other Party shall reasonably cooperate with the requesting Party in connection with the requesting Party’s reporting responsibilities under this Section 7.2.

7.3	Literature Reports

From the Marketing Approval of a Product in the Territories, Theratechnologies shall be responsible for screening published scientific and medical literature for individual case safety reports related to such Product in the Territories. TaiMed shall be responsible for screening published scientific and medical literature for individual case safety reports related to a Product before the Marketing Approval of such Product and outside the Territories.

7.4	Global Database

To the extent required under applicable Law, after the effective date of transfer of Marketing Approval of a Product as per Section 4.2, Theratechnologies shall be responsible for the implementation of a database to allow tracking, trending and signal detection of Adverse Events attributable to the use or application of such Product in the Territories, provided, however, that in the event TaiMed implements a global database, Theratechnologies’ responsibility shall be limited to reporting Adverse Events that occurred in the Territories on such global database. Upon issuance of any authorization to market and sell such Product outside of the Territories, TaiMed shall be responsible for the implementation of a global database to allow tracking, trending and signal detection of Adverse Events attributable to the use or application of such Product worldwide.

7.5	Recalls

7.5.1

Subject to applicable Law and any order of a Competent Regulatory Body, Theratechnologies shall administer all recalls or market withdrawals of the Product in the Territories in accordance with applicable Laws and Theratechnologies’ standard operating procedures used in connection with any recalls or withdrawals of Theratechnologies products; provided that, to the extent reasonably practicable, Theratechnologies shall consult with TaiMed prior to the commencement of any recall or market withdrawal and, in any event, shall promptly notify TaiMed if Theratechnologies commences any such recall or market withdrawal. For the avoidance of doubt, TaiMed shall not initiate a recall or market withdrawal of the Product in the Territories. In the event of a recall or market withdrawal, Theratechnologies shall be responsible for all Regulatory Activities related to such recall and market withdrawal as well as for coordinating all Product subject to such recall or market withdrawal. The costs and expenses associated with such recalls or market withdrawals shall be allocated in accordance with Section 7.5.3. TaiMed shall cooperate with Theratechnologies with respect to, and use Commercially Reasonable Efforts to assist, any recall or market withdrawal of the Product.

7.5.2

Each Party shall promptly (but in any case, not later than [REDACTED: Time Period] (or earlier if required under applicable Law) notify the other in writing of any order, request or directive of a court or other Governmental Body to recall or market withdraw the Product of which such Party has notice of or is otherwise aware.

7.5.3

The costs and expenses associated with recalls (whether or not in connection with a market withdrawal) allocated to the Parties hereunder shall include only the direct costs of administering such recall or market withdrawal (including the replacement costs for the recalled Product). Subject to Article 13, such costs and expenses shall be allocated as follows:

(a)	In the event such recall or market withdrawal is due to acts or omissions of Theratechnologies, its Affiliates or its Designees, Theratechnologies shall pay all costs and expenses related thereto;

(b)	In the event such recall or market withdrawal is due to acts or omissions of TaiMed, its Affiliates or its Designees, TaiMed shall pay all costs and expenses related thereto; and

(c)

If a recall not covered by Section 7.5.3(a) or Section 7.5.3(b) is initiated in accordance with Section 7.5.1, the Parties shall agree on the allocation of cost and expense in advance. If the Parties cannot reach agreement before the recall, the cost and expense of such recall shall be shared by the Parties based on a good faith discussion.

7.6	Pharmacovigilance Agreement and Quality Agreement.

Theratechnologies shall, at its cost and expense, adopt a pharmacovigilance program that complies with applicable Laws of the Territories and the Pharmacovigilance Agreement. The Parties agree to enter into a Pharmacovigilance Agreement after the filing of the BLA with the FDA but prior to the issuance of a decision on such filing by the FDA. The Parties agree to execute a Quality Agreement prior to the filing of the BLA with the FDA.

ARTICLE 8

FINANCIAL CONSIDERATION

8.1	Initial Payments for North American Territory

In partial consideration of TaiMed’s grant to Theratechnologies of the exclusive right to Commercialize the Product in the North American Territory, Theratechnologies shall pay or cause to be paid to TaiMed or, if directed by TaiMed, one of its Affiliates, the following amounts: (i) US$1,000,000 in cash on March 18, 2016 (which amount TaiMed acknowledges having received); (ii) US$1,000,000, in Theratechnologies’ Common Shares (subject to the compliance by Theratechnologies with applicable securities Law, based on the volume-weighted average trading price of the Theratechnologies’ Common Shares on the TSX for the five (5) Business Days immediately preceding the March 18, 2016 date, converted into USD using the noon exchange rate of the Bank of Canada on the Business Day immediately preceding the March 18, 2016 date, and any fraction of Theratechnologies’ Common Shares payable to TaiMed as a result of the foregoing calculation shall be paid in cash), to be issued and delivered promptly to TaiMed after the date on which both the First Commercial Sale in the North American Territory of the Product bearing the Initial Product Label and the entering into a Manufacturing Agreement with WuXi Apptec for the manufacturing of the First Formulation of the Product is achieved (the “Share Release Date”); (iii) US$2,000,000 in Theratechnologies’ Common Shares to be issued and delivered promptly to TaiMed after the Share Release Date, subject to the prior approval of the TSX and to compliance by Theratechnologies with applicable securities Law, based on the volume-weighted average trading price of the Theratechnologies’ Common Shares on the TSX for the five (5) Business Days immediately preceding the date of the Marketing Approval of the Product in the United States, converted into USD using the noon exchange rate of the Bank of Canada on the Business Day immediately preceding the date of the Marketing Approval of the Product in the United States, and any fraction of Theratechnologies’ Common Shares payable to TaiMed as a result of the foregoing calculation shall be paid in cash; and (iv) US$1,000,000 in Theratechnologies’ Common Shares to be issued and delivered promptly to TaiMed after the Share Release Date, subject to the prior approval of the TSX and to compliance by Theratechnologies with applicable securities Law, based on the volume-weighted average trading price of the Theratechnologies’ Common Shares on the TSX for the five (5) Business Days immediately preceding the date of the First Commercial Sale of the Product in the North American Territory by Theratechnologies, converted into USD using the noon exchange rate of the Bank of Canada on the Business Day immediately preceding the date of the First Commercial Sale of the Product in the North American Territory by Theratechnologies, and any fraction of Theratechnologies’ Common Shares payable to TaiMed as a result of the foregoing calculation shall be paid in cash.

8.2	Initial Payments for European Territory

In partial consideration of TaiMed’s grant to Theratechnologies of the exclusive right to Commercialize the Product in the European Territory, Theratechnologies shall issue and deliver to TaiMed 906,077 Theratechnologies’ Common Shares (subject to the prior approval of the TSX and to compliance by Theratechnologies with applicable securities Law). The issuance of Theratechnologies’ Common Shares shall be made within 30 days from the Execution Date of this Agreement.

8.3	North American Commercial Milestone Payments

As further partial consideration for TaiMed’s grant to Theratechnologies of the exclusive right to Commercialize the Product in the North American Territory, Theratechnologies shall pay or cause to be paid to TaiMed or, if directed by TaiMed, one of its Affiliates, the following one-time payments upon the first occurrence of the following commercial event milestones achieved by Theratechnologies (each, a “Commercial Milestone”, and each such amount, a “Commercial Milestone Payment”):

Commercial Milestones	Commercial Milestone Payment

(a)   Achieving aggregate Net Sales of US$20 million over four (4) consecutive quarters of a Financial Year (it being understood that they may overlap two Financial Years) (the “Lower Sales Milestone”) in the North American Territory

US$7,000,000 (the “First Commercial Milestone Payment”)

(b) Upon the date of the first Commercial Sale in the North American Territory of the Bi-Weekly New Route of Administration (the “Bi-Weekly New Route of Administration Milestone”)	US$3,000,000 (the “Second Commercial Milestone Payment”)

(c) Upon the first Commercial Sale in the North American Territory of the Monthly New Route of Administration (the “Third Commercial Milestone”)	Amount of the Consideration related to the Third Commercial Milestone Payment determined in accordance with Section 3.9.2 (the “Third Commercial Milestone Payment”)

(d) Upon first achieving annual Net Sales of US$200,000,000 in the North American Territory in any Financial Year (the “US$200M Milestone”)	US$10,000,000 (“the “US$200M Milestone Payment”)

(e) Upon first achieving annual Net Sales of US$500,000,000 in the North American Territory in any Financial Year (the “US$500M Milestone”)	US$40,000,000 (the “US$500M Milestone Payment”)

(f) Upon first achieving annual Net Sales of US$1 Billion in the North American Territory in any Financial Year (the “US$1,000M Milestone”)	US$100,000,000 (“the “US$1,000M Milestone Payment”)

Theratechnologies shall provide TaiMed with a written notice regarding the achievement of any Commercial Milestone. Each of the Commercial Milestone Payments to be made under this Section 8.3 shall be due and payable only once.

8.4	North American Payments

The Commercial Milestone Payments to be made under this Section 8.4 shall be due and payable as follows and shall be made according to Section 9.1.

8.4.1

Payment of the First Commercial Milestone Payment. The First Commercial Milestone Payment of US$7,000,000 is payable in two (2) equal instalments of US$3,500,000 each. The first instalment shall be paid by Theratechnologies to TaiMed within thirty (30) days from the end of the quarter of the Financial Year of Theratechnologies during which the Lower Sales Milestone is achieved and the second instalment, twelve (12) months thereafter.

8.4.2

Payment of the Second Commercial Milestone Payment. The Second Commercial Milestone Payment of US$3,000,000 shall be paid by Theratechnologies to TaiMed in two (2) equal instalments of US$1,500,000. The first instalment shall be paid within thirty (30) days from the date of achieving the Bi-Weekly New Route of Administration Milestone and the second instalment shall be paid twelve (12) months thereafter.

8.4.3

Payment of the Consideration related to the Third Commercial Milestone Payment. Subject to the adjustment set forth in Section 3.9.3, if any, the Consideration related to the Third Commercial Milestone Payment shall be paid by Theratechnologies to TaiMed in instalments, within thirty (30) days from the end of each quarter of its Financial Year, equal to ten percent (10%) of the Net Sales during such quarter (without exceeding the outstanding principal amount at the end of such quarter). Such quarterly instalments shall include an interest portion, calculated using an annual interest rate equal to the US Prime Rate plus one point five percent (1.5%), based on the outstanding balance of the Consideration related to the Third Commercial Milestone Payment at the end of the relevant quarter of the Financial Year of Theratechnologies and a principal portion, representing the balance of the payment after having deducted the interest portion thereof. An example of the calculation of the payment of the Consideration related to the Third Commercial Milestone Payment is attached hereto as Schedule 8.4.3.

8.4.4

Payment of the US$200M Milestone. The payment of the US$200M Milestone in the amount of US$10,000,000 shall be paid by Theratechnologies to TaiMed within thirty (30) days from the date of approval of the annual audited financial statements of Theratechnologies for the Financial Year during which the US$200M Milestone was reached.

8.4.5

Payment of the US$500M Milestone. The payment of the US$500M Milestone in the amount of US$40,000,000 shall be paid by Theratechnologies to TaiMed within thirty (30) days from the date of approval of the annual audited financial statements of Theratechnologies for the Financial Year during which the US$500M Milestone was reached.

8.4.6

Payment of the US$1,000M Milestone. The payment of the US$1,000M Milestone in the amount of US$100,000,000 shall be paid by Theratechnologies to TaiMed within thirty (30) days from the date of approval of the annual audited financial statements of Theratechnologies for the Financial Year during which the US$1,000M Milestone was reached.

8.5	European Commercial Milestone Payments

As further partial consideration for TaiMed’s grant to Theratechnologies of the exclusive right to Commercialize the Product in the European Territory, Theratechnologies shall pay or cause to be paid to TaiMed or, if directed by TaiMed, one of its Affiliates, the following one-time payments upon the first occurrence of the following event milestones achieved by Theratechnologies (each, a “European Milestone”, and each such amount, a “European Milestone Payment”):

European Milestones	European Milestone Payment

(a)   Upon Marketing Approval of a Product by the EMA if, at the request of the EMA, TaiMed conducted additional Development work (the “European Development Milestone”) and incurred Development costs associated therewith pursuant to Section 3.5

50% of all direct out-of- pocket Development costs mandated by the EMA to obtain Marketing Approval (the “European Development Milestone Payment”)

(b) Upon the date of the First Commercial Sale in the European Territory of a Product (the “European Launch Milestone”)	US$10,000,000 (the “European Launch Milestone Payment”)

(c)   Upon first achieving aggregate Net Sales of US$150,000,000 in the European Territory over four (4) consecutive financial quarters of a Financial Year (it being understood that they may overlap two Financial Years) (the “US$150M European Milestone”)

US$10,000,000 (the “US$150M European Milestone Payment”)

(d)   Upon first achieving aggregate Net Sales of US$500,000,000 in the European Territory over four (4) consecutive financial quarters of a Financial Year (it being understood that they may overlap two Financial Years) (the “US$500M European Milestone”)

US$20,000,000 (the “US$500M European Milestone Payment”)

(e)   Upon first achieving aggregate Net Sales of US$1,000,000,000 in the European Territory over four (4) consecutive financial quarters of a Financial Year (it being understood that they may overlap two Financial Years) (the “US$1,000M European Milestone”)

US$50,000,000 (the “US$1,000M European Milestone Payment”)

Theratechnologies shall provide TaiMed with a written notice regarding the achievement of any European Milestone. Each of the European Milestone Payments to be made under this Section 8.5 shall be due and payable only once.

8.6	European Payments

The European Milestone Payments to be made under this Section 8.6 shall be due and payable as follows and shall be made according to Section 9.1 when paid in cash.

8.6.1

Payment of the European Development Milestone Payment. The European Development Milestone Payment shall be paid by Theratechnologies to TaiMed in instalments, within thirty (30) days from the end of each quarter of its Financial Year, equal to five percent (5%) of the Net Sales during such quarter (without exceeding the outstanding principal amount at the end of such quarter).

8.6.2

Payment of the European Launch Milestone Payment. The European Launch Milestone Payment of US$10,000,000 shall be paid in cash by Theratechnologies to TaiMed in two (2) equal instalments of US$5,000,000. The first instalment shall be paid twelve (12) months after the First Commercial Sales of a Product in the European Territory and the second instalment shall be paid twelve (12) months after first achieving aggregate Net Sales in the European Territory of US$50,000,000 over four (4) consecutive financial quarters of a Financial Year (it being understood that they may overlap two Financial Years).

8.6.3

Payment of the US$150M European Milestone Payment. The payment of the US$150M European Milestone Payment in the amount of US$10,000,000 shall be paid by Theratechnologies to TaiMed within thirty (30) days from the date of approval of the annual audited financial statements of Theratechnologies for the Financial Year during which the US$150M European Milestone was reached.

8.6.4

Payment of the US$500M European Milestone Payment. The payment of the US$500M European Milestone Payment in the amount of US$20,000,000 shall be paid by Theratechnologies to TaiMed within thirty (30) days from the date of approval of the annual audited financial statements of Theratechnologies for the Financial Year during which the US$500M European Milestone was reached.

8.6.5

Payment of the US$1,000M European Milestone Payment. The payment of the US$1,000M European Milestone Payment in the amount of US$50,000,000 shall be paid by Theratechnologies to TaiMed within thirty (30) days from the date of approval of the annual audited financial statements of Theratechnologies for the Financial Year during which the US$1,000M European Milestone was reached.

8.7	Consideration Shares

The Theratechnologies’ Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TH”. In connection with the issuance of the Consideration Shares, TaiMed acknowledges and agrees that:

8.7.1

The Consideration Shares will be issued pursuant to an exemption under applicable Canadian securities legislation and will not be qualified by any prospectus or registration statement in any jurisdiction;

8.7.2	No securities regulatory authority has made any finding or determination as to the merit for investment in, or made any recommendation or endorsement with respect to, the Consideration Shares;

8.7.3

The Consideration Shares will be subject to restrictions on resale in accordance with applicable Canadian securities legislation and this Section 8.7, and the Direct Registration System (“DRS”) advice evidencing the Consideration Shares issued to TaiMed (and any share certificate requested by TaiMed) will bear restrictive legends to that effect;

8.7.4

The Theratechnologies’ Common Shares are not listed on any stock exchange other than the TSX, and there is currently no market, nor any plan to develop any market, through which the Consideration Shares may be sold other than in Canada;

8.7.5

TaiMed did not ask for, and was not provided with, any offering memorandum or other disclosure document in respect of the Consideration Shares, other than documents that are publicly-available and may be accessed on the SEDAR Website at www.sedar.com;

8.7.6

TaiMed has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Consideration Shares, and TaiMed is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Consideration Shares; and

8.7.7

THERATECHNOLOGIES DOES NOT MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO THERATECHNOLOGIES OR THE CONSIDERATION SHARES, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT.

8.8	Holding Periods

8.8.1

TaiMed hereby agrees that it will not, directly or indirectly, in any manner whatsoever, for a period commencing on the date of issuance of the Consideration Shares pursuant to Section 8.1. and continuing for a period of [REDACTED: Time Period] thereafter, (i) offer, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize the Consideration Shares issued pursuant to Section 8.1 (including without limitation any short sale, put option or call option), (ii) enter into any swap or any form of agreement or arrangement the consequence of which is to alter the economic exposure to the Consideration Shares issued pursuant to Section 8.1, whether any such swap, agreement or arrangement is to be settled by delivery of Consideration Shares issued pursuant to Section 8.1, in cash or otherwise, or (iii) publicly announce an intention to do any of the foregoing.

8.8.2

TaiMed hereby agrees that it will not, directly or indirectly, in any manner whatsoever, for a period commencing on the date of issuance of the Consideration Shares pursuant to Section 8.2 and continuing for a period of [REDACTED: Time Period] thereafter, (i) offer, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize the Consideration Shares issued under these Sections (including without limitation any short sale, put option or call option), (ii) enter into any swap or any form of agreement or arrangement the consequence of which is to alter the economic exposure to the Consideration Shares issued under these Sections, whether any such swap, agreement or arrangement is to be settled by delivery of Consideration Shares issued under these Sections, in cash or otherwise, or (iii) publicly announce an intention to do any of the foregoing.

During the period beginning on each date of the issuance of the Consideration Shares pursuant to Section 8.2 and continuing for a period of [REDACTED: Time Period] thereafter, Theratechnologies will not, without the written consent of TaiMed, such consent not to be unreasonably withheld or delayed, issue or sell any Common Shares or any financial instruments convertible into or exchangeable for Common Shares or convertible securities, except (a) for purposes of compensation or incentive stock options for services provided by officers, directors, employees and consultants of Theratechnologies, (b) in connection with the exercise of stock options currently held by a director, officer, employee or consultant, (c) to satisfy existing instruments or agreements of Theratechnologies already issued as of the date of this Agreement, including the outstanding common share purchase warrants and brokers’ options or (d) as full or partial consideration for direct or indirect arm’s-length acquisitions.

ARTICLE 9

PAYMENT, REPORTING, AUDITING

9.1	Mode of Payment; Currency; and Invoicing

Any payments made by one Party to the other Party under this Agreement shall be made in U.S. dollars by electronic transfer in immediately available funds via either a bank wire transfer, an ACH (automated clearing house) mechanism, or any other means of electronic funds transfer, at the paying Party’s election, of immediately available funds in the requisite amount to such bank account as the receiving Party may from time to time designate by written notice to the paying Party at least [REDACTED: Time Period] before the payment is due. The Parties may vary the method of payment set forth herein at any time upon mutual agreement, and any change shall be consistent with the local Law at the place of payment or remittance. In the event TaiMed owes any amount to Theratechnologies pursuant to this Agreement, including in the event that one or more intellectual property licenses from Third Parties are required in order to offer to sell, sell or import Product (hereinafter “Third Party Licenses”), then any amount owed by TaiMed to Theratechnologies, including the consideration actually paid under such Third Party Licenses by Theratechnologies, its Affiliates or Sublicensees for sale of such Product, shall be deducted against payments due by Theratechnologies to TaiMed under Article 8.

9.2	Records Retention

For [REDACTED: Time Period] after each sale of the Product or such longer period as may be required by applicable Laws, Theratechnologies shall keep and maintain (and shall ensure that its Affiliates and Sublicensees shall keep and maintain) complete and accurate books and records of such sales of the Product, Net Sales of the Product including all deductions, and all amounts payable by Theratechnologies to TaiMed hereunder in sufficient detail to confirm the accuracy of the calculations hereunder. During the Term and for [REDACTED: Time Period] following the Calendar Year to which such books and records relate or such longer period as may be required by applicable Laws, each Party shall keep (and, as applicable, shall ensure that its Affiliates shall keep and Theratechnologies shall ensure that its Sublicensees shall keep) complete and accurate books and records of all transactions relating to Product in the Territories, including accurate records and documentation of all costs required to be paid by the other Party pursuant to this Agreement.

9.3	Interest

All late payments under this Agreement shall bear interest from the date due until paid at a rate equal to the [REDACTED: Interest Rate Percentage]in effect on the date that such payment was due.

9.4	Rights of Inspection

9.4.1 Without limiting either Party’s other inspection and audit rights set forth in this Agreement, during the Term and for up to [REDACTED: Time Period] following, as applicable, an obligation for a Party to make a payment based upon Net Sales or other cost and expense required to be reimbursed by a Party under this Agreement, upon the written request of a Party (the “Requesting Party”), and not more than once in each Calendar Year, the other Party shall permit, and shall cause its Affiliates and Designees to permit, an independent certified public accounting firm of nationally or internationally recognized standing selected by the Requesting Party, and reasonably acceptable to the other Party or such Affiliate or Designee, to have access to and to review, during normal business hours upon reasonable prior written notice, the applicable books and records of the other Party and its Affiliates or Designees to verify the accuracy of the payments and the amount and calculation based upon Net Sales or other costs expressly required to be shared or reimbursed by a Party under this Agreement. Such review may cover the books and records for sales made and costs incurred in any Calendar Year ending not more than [REDACTED: Time Period] prior to the date of such request, and any Calendar Year may only be audited once during the Term of this Agreement. The accounting firm shall disclose to the Parties only whether the amount of Net Sales or amounts required to be shared or reimbursed by a Party are correct or incorrect and the specific details concerning any discrepancies. No other information concerning the other Party or its Affiliates or Designees shall be provided to the Requesting Party.

9.4.2

If such accounting firm concludes that additional reimbursement amounts or other payments were owed during any Calendar Year ending not more than [REDACTED: Time Period] prior to the date of such request, the Party from whom such amounts are due and owing (the “Owing Party”) shall pay such additional amounts (together with any interest payable pursuant to Section 9.3) to the other Party or, if directed by such other Party, one of its Affiliates, within [REDACTED: Time Period] after the date such other Party delivers to the Owing Party such accounting firm’s written report. If such accounting firm concludes that an overpayment was made, the Party to whom such overpayment was made (the “Overpaid Party”) shall repay such overpayment to the other Party within [REDACTED: Time Period] after the date such other Party delivers to the Overpaid Party such accounting firm’s written report. The Requesting Party shall pay for the cost of such audit, provided, however, that if the audit shows an underpayment or overpayment of any reimbursement or other amounts of more than [REDACTED: Percentage] of the amount due for the applicable period, then the Owing Party or the Overpaid Party, as applicable, shall promptly reimburse the other Party for all costs incurred in connection with such audit.

9.4.3

Each Party shall treat all information that it receives under this Section 9.4 in accordance with the confidentiality provisions of Article 11 of this Agreement, and shall cause its accounting firm to enter into an acceptable confidentiality agreement with the other Party obligating such accounting firm to retain all such financial and other information in confidence pursuant to such confidentiality agreement, except to the extent necessary for such Party to enforce its rights under the Agreement.

9.5	Taxes

9.5.1

TaiMed shall be responsible for the payment of any and all income taxes, and any levies or other duties that are levied on and in connection with all payments made to TaiMed or its Affiliates by Theratechnologies under this Agreement. If applicable Law requires that an amount of Canadian income tax be deducted or withheld from any payment made by Theratechnologies to TaiMed or its Affiliates under this Agreement, Theratechnologies shall withhold the full amount of such Canadian income tax from such payment (as increased pursuant to Section 9.5.2) and shall pay such amount on behalf of TaiMed or its Affiliates to the proper Governmental Body. Theratechnologies shall send evidence of the obligation together with proof of payment to TaiMed within [REDACTED: Time Period] following such payment.

9.5.2

In the event that Theratechnologies is required to deduct or withhold an amount of Canadian income tax in respect of a payment made to TaiMed or its Affiliates pursuant to Section 8.3 and/or Section 8.5 of this Agreement, other than the Third Commercial Milestone Payment, the US$200M Milestone Payment, the US$500M Milestone Payment, and the US$1,000M Milestone Payment, such payment shall be increased by an amount equal to the lesser of (i) the required deduction or withholding and (ii) ten percent (10%) of the payment (the “Gross-Up Amount”).

9.5.3

For any payment increased by Gross-Up Amount pursuant to Section 9.5.2, TaiMed or its Affiliates shall take, or cause to be taken, all reasonable steps to claim any tax refund available under any applicable Law in respect of such payment. If TaiMed or any of its Affiliates is entitled to claim or receive a tax refund from such payment, after deducting any service fees for filing such tax refund, TaiMed shall pay the remaining amount to Theratechnologies.

9.5.4

It is understood and agreed between the Parties that any payments made by Theratechnologies under this Agreement are inclusive of any sales, use, exercise, value-added or similar tax imposed upon such payment.

9.5.5

The Parties agree to cooperate and produce on a timely basis any tax forms or reports reasonably requested by the other Party in connection with any payment made by one Party to the other Party or one of its Affiliates under this Agreement, all at the cost an expense of the requesting Party. Each Party further agrees to provide reasonable cooperation and documentation to the other Party, at the other Party’s cost and expense, in connection with any official or unofficial tax audit or contest relating to payments made by one Party to the other Party or one of its Affiliates under this Agreement and in connection with the indemnity provided for in Section 9.5.1.

ARTICLE 10

INVENTIONS AND PATENTS

10.1	Certification Under Drug Price Competition and Patent Restoration Act

Each Party shall immediately give written notice to the other Party of any certification of which they become aware filed pursuant to 21 U.S.C. § 355(j)(2)(A) (or any amendment or successor statute thereto) or equivalent Law of a Country claiming that any TaiMed Patents covering the Antibody or the Product are invalid or will not be infringed by the manufacture, use or sale of a product by a Third Party.

10.2	Listing of Patents

If applicable, the Parties shall, under good faith discussion, determine which of the TaiMed Patents shall be listed for inclusion in the Approved Drug Products with Therapeutic Equivalence Evaluations pursuant to 21 U.S.C. § 355 (or any successor), or equivalent Law with respect to the Product in the Territories; provided that Theratechnologies shall act in the ordinary course of business and consistent with practices within the pharmaceutical industry in making such listings and applicable Law.

10.3	Canadian Patent Register

If applicable, the Parties shall, under good faith discussion, determine which, if any, of the TaiMed Patents shall be listed for inclusion in the Patent Register pursuant to the Patented Medicines (Notice of Compliance) Regulations (SOR/93-133), or any successor Law with respect to the Product in Canada. TaiMed hereby agrees to the inclusion of any and all TaiMed Patents by Theratechnologies on the Patent Register; provided that nothing contained herein shall obligate Theratechnologies to exercise a right of action or institute any proceedings available under the Patented Medicines (Notice of Compliance) Regulations (SOR/93-133). In the event that Theratechnologies decides to exercise such right of action or institute such proceedings, TaiMed hereby agrees to provide reasonable assistance to Theratechnologies.

10.4	Title to New Technology

10.4.1

All Patent Rights, Know-How and Materials (including all associated intellectual property rights) arising from or out of the performance of this Agreement (including the exercise of any rights and the performance of any obligations) authored, invented, reduced to practice, developed or otherwise created by one or more employees or independent contractors of either Party or its Affiliates (“New Technology”) shall be solely owned by and be the sole property of TaiMed (“TaiMed’s Sole New Technology”), provided that in the event such New Technology is developed by Theratechnologies independently from TaiMed and its Affiliates and without reference to any information obtained or received under the performance of this Agreement, such New Technology shall be solely owned by and be the sole property of Theratechnologies (“Theratechnologies’s Sole New Technology”).

10.4.2

In the event any New Technology cannot be determined as TaiMed’s Sole New Technology or Theratechnologies’s Sole New Technology pursuant to Section 10.4.1 and the laws pertaining to inventorship or authorship in the United States, such New Technology shall be jointly owned by TaiMed and Theratechnologies (“Joint New Technology”).

10.5	Further Assurances

10.5.1

Each Party shall cause all of its Affiliates, employees, consultants, contractors and any Third Parties working on its or their behalf, and with respect to Theratechnologies, Sublicensees, to assign to such Party all of such Person’s right, title and interest in and to any Joint New Technology.

10.6	Patent Coordinators

10.6.1

TaiMed and Theratechnologies shall each appoint a patent coordinator reasonably acceptable to the other Party (each, a “Patent Coordinator”) to serve as such Party’s primary liaison with the other Party on matters relating to patent filing, prosecution, maintenance and enforcement. Each Party may replace its Patent Coordinator at any time by notice in writing to the other Party. The initial Patent Coordinators shall be:

For TaiMed:	[REDACTED: Name and Number]

For Theratechnologies:	[REDACTED: Name and Number]

10.7	Inventorship

In case of a dispute between Theratechnologies and TaiMed over inventorship or title of Joint New Technology or Sole New Technology, such dispute shall be resolved in accordance with US patent law and Article 15.

10.8	Cooperation

Each Party shall, and shall cause its Affiliates and any Third Parties working on its or their behalf and, with respect to Theratechnologies, Sublicensees, to, cooperate with and assist the other Party, if and as may be requested by such other Party, to effect the intent of this Article 10, including by executing such documents and taking such actions, and making its employees and independent contractors available to execute documents and provide information to such other Party or to such other Party’s authorized attorneys, agents or representatives, as necessary to achieve the foregoing allocation of ownership rights.

10.9	Patent Filing, Prosecution and Maintenance

10.9.1

TaiMed Patents. TaiMed shall have the first right, but not the obligation, to file, prosecute and maintain TaiMed Patents, at the sole cost and expense of TaiMed. TaiMed shall provide Theratechnologies with all official correspondence received from the United States Patent and Trademark Office (the “USPTO”), the Canadian Intellectual Property Office (the “CIPO”) and the European Patent Office (the “EPO”) relating to the prosecution of TaiMed Patents and all draft documents at least [REDACTED: Time Period] before filing such documents with the USPTO, the CIPO or the EPO, in each case to the extent that such correspondence or other documents within the prosecution files are not subject to a claim of privilege by TaiMed or any of its Affiliates. Theratechnologies shall have the right to provide comments and make suggestions concerning all prosecution matters relating to the TaiMed Patents, which TaiMed shall take into consideration but shall not be bound by such suggestions. TaiMed shall have final decision-making authority with respect to any aspect of the preparation, filing, prosecution or maintenance of the TaiMed Patents, including whether to file any patent term extensions for any of the TaiMed Patents. At TaiMed’s request, Theratechnologies will provide TaiMed with reasonable assistance in prosecuting TaiMed Patents to the extent reasonably possible, including providing such data and information in Theratechnologies’ Control that is, in TaiMed’s reasonable judgment, needed to support the prosecution of a TaiMed Patent; provided that TaiMed shall reimburse Theratechnologies for Theratechnologies’ costs and expenses incurred in providing such assistance. TaiMed shall provide Theratechnologies with a routine annual update of the patent status of the TaiMed Patents in the Territories and shall provide Theratechnologies with a copy of all documents relating to the TaiMed Patents filed at the USPTO, at the CIPO or at the EPO by or on behalf of TaiMed within [REDACTED: Time Period] of such filing.

10.9.2

Joint New Technology. In the case of Joint New Technology, the Parties shall meet through the Patent Coordinators to discuss in good faith and agree upon which of the Parties shall be responsible for filing, controlling prosecution and maintaining any patent applications for any inventions included in such Joint New Technology. The Party selected by the Patent Coordinators to be responsible for filing, controlling, prosecuting and maintaining any patent application for an invention included in the Joint New Technology shall timely provide the other Party the opportunity to review such patent application prior to filing with the USPTO or equivalent Governmental Body in any jurisdiction outside the United States and all official communications received from the USPTO or equivalent Governmental Body in any jurisdiction outside the United States and provide comments and suggestions on all filings with the USPTO or equivalent Governmental Body in any jurisdiction outside the United States regarding such patent application. The Parties shall share the costs equally in respect of the preparation of the applications, filing, prosecution, grant and maintenance of any Joint Patent. In the event that one Party (a) is not interested, or (b) not willing to equally share the related cost and expense, with respect to any Joint Patent in a given jurisdiction, then the other Party shall have the right, at its own cost and expense, to file for and prosecute such Joint Patent in such country in both Parties’ names.

10.10	Enforcement and Defense of Patents and Trademarks

10.10.1

Notice. If either Party becomes aware or reasonably believes that any TaiMed Technology or Trademark is being infringed in the Territories by a Third Party or if a Third Party claims that any TaiMed Patent (including any Joint Patent) is invalid or unenforceable, or challenges the validity, enforceability, ownership or use of any Trademark, the Party possessing such knowledge or reasonable belief shall promptly notify the other Party and provide it with details of such infringement or claim that are known by such Party. If either

Party becomes aware or reasonably believes that any Third Party is infringing or claims that any TaiMed Patent is invalid or unenforceable in a country where TaiMed manufactures or has manufactured Product for import into the Territories, such Party shall promptly notify the other Party and provide the other Party all details of such infringement or claim that are known to such Party.

10.10.2

Right to bring an Action. Theratechnologies shall have the right, but not the obligation, to attempt to resolve any Third Party infringement, claim or challenge relating to any Trademark. If Theratechnologies elects to resolve such Third Party infringement, claim or challenge relating to Trademarks, including by filing an infringement suit, defending against such claim or challenge or taking other similar action (each, an “Action”), (i) TaiMed shall have the right, but not the obligation to join as a party plaintiff or defendant to such Action, and to be represented by independent counsel of its own choice, at its own cost and expense, and (ii) Theratechnologies shall consult with TaiMed and take into consideration TaiMed’s comments and views, and Theratechnologies shall incorporate and act on such comments and views of TaiMed to the extent reasonable in defending against any (A) challenge with respect to any Trademark, and/or (B) Action with respect to which Theratechnologies seeks indemnification from TaiMed pursuant to Section 13.2. If Theratechnologies does not intend to prosecute or defend an Action in respect of any Trademark, Theratechnologies shall promptly inform TaiMed. If Theratechnologies does not initiate an Action with respect to such Third Party infringement, claim or challenge in respect of any Trademark prior to the earlier of (a) [REDACTED: Time Period] following notice thereof, and (b) [REDACTED: Time Period] before the time limit, if any, set forth in the applicable Laws for such actions, TaiMed shall then have the right to take an Action to attempt to resolve such Third Party infringement, claim or challenge. The Party initiating such Action shall have the sole and exclusive right to select counsel for any suit initiated by it pursuant to this Section 10.10. In order to establish standing, each Party hereby agrees to execute all papers and to perform such other acts as may be reasonably required and requested by the Party initiating such Action so that such Party may enforce its rights in the Trademark, including joining as a party plaintiff or defendant in any such Action if requested by such Party. Each Party shall consult with the other Party with respect to such enforcement or defense and shall keep the other Party fully informed of any determinations or material developments in any suit initiated by it pursuant to this Section 10.10.

10.10.3

Costs of an Action. Subject to the respective indemnity obligations of the Parties set forth in Article 13, the Party initiating an Action under Section 10.10.2 shall pay all costs and expenses associated with such Action, other than (subject to Section 10.10.5) the expenses of the other Party if the other Party elects to join such Action or is required to join such Action in order to establish standing. Subject to the respective indemnity obligations of the Parties set forth in Article 13, each Party shall have the right to join an Action relating to any TaiMed Technology or Trademark taken by the other Party at its own cost and expense.

10.10.4

No Settlement without Consent. Neither Party shall settle or otherwise compromise any Action without the other Party’s written consent (not to be unreasonably withheld, delayed or conditioned); provided that consent shall not be required from either Party for any settlement or compromise for which the settling Party will not seek indemnification from the other Party under this Agreement (provided that neither Party shall settle or otherwise compromise any Action in a manner that imposes any obligation on the other Party or its Affiliate or that adversely affects or would reasonably be expected to adversely affect the other Party (including by admitting that any TaiMed Patent or Joint New Technology is invalid or unenforceable or in a manner that admits fault or negligence on the part of the other Party or its Affiliate) without the written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned.

10.10.5

Reasonable Assistance. The Party not enforcing or defending any TaiMed Technology or Trademark shall provide reasonable assistance to the other Party, as may be reasonably requested by the other Party, including providing access to relevant documents and other evidence (provided that the Parties shall enter into a joint defense agreement with respect to the common interest privilege protecting such communications in a form reasonably acceptable to the Parties) and making its employees available, subject to the other Party’s reimbursement of any costs and expenses incurred by the non-enforcing or non-defending Party in providing such assistance.

10.10.6

Distribution of Amounts Recovered. Any amounts recovered by the Party initiating an Action pursuant to this Section 10.10, whether by settlement or judgment, shall be allocated in the following order: (a) to reimburse the Party initiating such Action for any costs and expenses incurred, (b) to reimburse the Party not initiating such Action for its costs and expenses incurred in such Action, including if it joins such Action, and (c) any remaining amount shall be split between the Parties, with the Party initiating an Action receiving [REDACTED: Percentage] and the other Party receiving [REDACTED: Percentage].

10.10.7

Joint Defense Agreement. The Parties shall enter into a joint defense agreement with respect to the common interest privilege protecting any communications between the Parties in connection with any such Action and any Third Party Action in connection with Section 10.11 in a form reasonably acceptable to the Parties.

10.11	Third Party Actions Claiming Infringement

10.11.1

Notice. If a Party becomes aware of any claim or action by a Third Party against either Party that claims that the development, manufacture, advertising, marketing, promotion, distribution, labeling, storage, handling, use, sale or offer for sale of or any other commercialization activity in connection with the Product in the Territories or the use of any Trademark or TaiMed Technology in the Territories infringes such Third Party’s intellectual property rights (each, a “Third Party Action”), such Party shall promptly notify the other Party in writing of all details regarding such claim or action that is reasonably available to such Party. For the avoidance of doubt, to the extent that the procedures set forth in this Section 10.11 conflict with the indemnity procedures set forth in Section 13.1, except as otherwise provided in Section 10.11.2 with respect to Section 13.2, the procedures set forth herein shall control.

10.11.2

Right to Defend. Without limiting the indemnification obligations of either Party set forth in Article 13, TaiMed shall have the first right, but not the obligation to defend a Third Party Action described in Section 10.11.1 through counsel of its choosing. If TaiMed declines or fails to assert its intention to defend such Third Party Action within [REDACTED: Time Period] of receipt/sending of notice under Section 10.11.1, then Theratechnologies shall have the right to defend such Third Party Action. The Party defending such Third Party Action shall have the sole and exclusive right to select counsel for such Third Party Action. If TaiMed is the Controlling Party, TaiMed shall consult with Theratechnologies and take into consideration Theratechnologies’ comments and views, and TaiMed shall incorporate and act on such comments and views of Theratechnologies to the extent reasonable in defending against any Third Party Action (or Action) (A) involving (x) any challenge to the validity or enforceability of any TaiMed Patent (including any Joint Patent) and any challenge with respect to any Trademark, and/or (y) any TaiMed Technology, and/or (B) with respect to which TaiMed seeks indemnification from Theratechnologies pursuant to Section 13.1.

10.11.3

Consultation. The Party defending a Third Party Action pursuant to Section 10.11.2 shall be the “Controlling Party”. The Controlling Party shall consult with the non-Controlling Party on all material aspects of the defense. The non-Controlling Party shall have a reasonable opportunity for meaningful participation in decision-making and formulation of defense strategy. The Parties shall reasonably cooperate with each other in all such Third Party Actions. Each Party shall have the right to join a Third Party Action defended by the other Party and to be represented by independent counsel of its own choice, at its own cost and expense.

10.11.4

Appeal. In the event that a judgment in a Third Party Action is entered against the Controlling Party and an appeal is available, the Controlling Party shall have the first right, but not the obligation, to file such appeal. In the event the Controlling Party does not desire to file such an appeal, it will promptly, in a reasonable time period (i.e., with sufficient time for the non-Controlling Party to take whatever action may be necessary) prior to the date on which such right to appeal will lapse or otherwise diminish, permit the non-Controlling Party to pursue such appeal at such non-Controlling Party’s own cost and expense. In such case, if requested by the non-Controlling Party, the Controlling Party shall join the appeal as a nominal party and shall provide reasonable cooperation to the non-Controlling Party at the non-Controlling Party’s cost and expense.

10.11.5

Costs of an Action. Subject to the respective indemnity obligations of the Parties set forth in Article 13, the Controlling Party shall pay all costs and expenses associated with such Third Party Action other than the expenses of the other Party if the other Party elects to join such Third Party Action or is required to join such Third Party Action in order to establish standing. Each Party shall have the right to join a Third Party Action defended by the other Party, at its own expense.

10.11.6

No Settlement without Consent. No Controlling Party shall settle or otherwise compromise any Third Party Action from the non-Controlling Party without the non-Controlling Party’s written consent (not to be unreasonably withheld, delayed or conditioned); provided that consent shall not be required from either Party for any settlement or compromise for which the settling Party will not seek indemnification from the other Party under this Agreement (provided that neither Party shall settle or otherwise compromise any Third Party Action in a manner that imposes any obligation on the other Party or its Affiliate or that adversely affects or would reasonably be expected to adversely affect the other Party (including by admitting that any TaiMed Patent or Joint New Technology is invalid or unenforceable or in a manner that admits fault or negligence on the part of the other Party or its Affiliate) without the written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned).

ARTICLE 11

CONFIDENTIALITY

11.1	Confidentiality Obligations

Each Party shall, and shall ensure that its Affiliates and its and their officers, directors, employees and agents shall, keep and maintain completely confidential and not publish or otherwise disclose and not use for any purpose except as expressly permitted hereunder any Confidential Information disclosed to it by the other Party pursuant to this Agreement. Information disclosed by a Party hereunder shall not constitute Confidential Information for any purpose under this Agreement to the extent that the receiving Party can demonstrate that such Confidential Information:

11.1.1	Was already known to the receiving Party or its Affiliates, other than under an obligation of confidentiality, at the time of disclosure;

11.1.2	Was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

11.1.3

Became generally available to the public or otherwise part of the public domain after its disclosure and other than through any direct or indirect act or omission of the receiving Party in breach of this Agreement;

11.1.4

Was subsequently lawfully disclosed to the receiving Party or its Affiliates by a Third Party without an obligation of confidentiality other than in contravention of a confidentiality obligation of such Third Party; or

11.1.5	Was developed or discovered by employees, consultants, contractors or agents of the receiving Party or its Affiliates who had no access to the Confidential Information of the disclosing Party.

11.2	Permitted Exceptions

Notwithstanding the above obligations of confidentiality and non-use, a Party may disclose information to the extent that such disclosure is reasonably necessary in connection with:

11.2.1	Prosecuting or defending litigation subject to the terms of Sections 10.10 or 10.11;

11.2.2	Conducting pre-clinical studies or Clinical Trials or other post Marketing Approval research and Development (including safety registries) hereunder;

11.2.3	Seeking Regulatory Approval of the Product hereunder; or

11.2.4

Complying with a judicial order, or applicable Law, including securities Law and the rules or requirements of any securities exchange or market on which a Party’s securities are listed or traded and the requirements of any regulatory authority.

In making any disclosures set forth in Sections 11.2.1 through 11.2.4 above, the disclosing Party shall, where reasonably practicable, give such advance notice to the other Party of such disclosure requirement as is reasonable under the circumstances, disclose no more of the other Party’s Confidential Information than reasonably necessary and will use its reasonable efforts to cooperate with the other Party in order to secure confidential treatment of such Confidential Information required to be disclosed. In addition, in connection with any permitted filing by either Party of this Agreement with any Governmental Body, the filing Party shall endeavor to obtain confidential treatment of economic, trade secret information and such other information as may be requested by the other Party, subject to applicable Law, and shall provide the other Party with the proposed confidential treatment request with reasonable time for such other Party to provide comments, and shall include in such confidential treatment request all reasonable comments of the other Party. With respect to financial and sales information, either Party may also disclose such information, subject to reasonable obligations of confidentiality, at least as stringent as those set forth herein, to actual and prospective acquirers, investors and other sources of finance (and to their respective advisors, agents and representatives) and actual and prospective permitted assignees.

11.3	Return of Confidential Information

Upon the request of either Party, upon termination or expiration of this Agreement, each Party shall promptly return to the other Party or destroy and certify destruction of all of the other Party’s Confidential Information, including all copies, excerpts or summaries thereof, in whatever form or medium, and thereafter shall not make any use of any such Confidential Information of the other Party, in each case except as expressly permitted hereunder; provided that in the event any Confidential Information of a Party, under such Party’s prior written consent, has become integrated with other business records of the other Party (the “Integrated Confidential Information”), such other Party shall not be obligated to return or destroy the Integrated Confidential Information; provided further that such other Party shall continue to be bound by the confidentiality obligations under this Agreement with respect to any such Integrated Confidential Information that is not so returned or destroyed.

11.4	Scientific Publications

11.4.1

Each party (“Publisher”) shall provide the other Party with the opportunity to review and comment upon any proposed scientific publications that relate to the Product (a) based on trials or studies sponsored by such Publisher or its Affiliates, and/or (b) with respect to which such Publisher or its Affiliates or employee of same is an author, in each case to the extent that such Publisher has the right to disclose to the other Party as set forth herein, at least [REDACTED: Time Period] prior to any disclosure to any Third Party (other than to a Third Party outside the Territories that is bound by obligations of confidentiality) or any intended submission for publication to obtain the other Party’ prior written consent (such consent not to be unreasonably withheld, delayed or conditioned). The Publisher shall in good faith take into consideration the comments of the other Party that are reasonable and provided in a timely manner. The requirements of this Section 11.4.1 shall not apply to any information in any scientific publication by the Publisher or its Affiliates to the extent submitted for publication as of or prior to the Execution Date or to the extent a Third Party has publication rights in connection with an agreement set forth on Schedule 11.4.1 or relating solely to products of the Publisher other than a Product, and, for the avoidance of doubt, neither the Publisher nor any of its Affiliates shall have any obligation to seek the other Party’s prior written consent, or provide the other Party with an opportunity to review and comment, before making any scientific publication to the extent submitted for publication as of or prior to March 18, 2016 or relating solely to products of the Publisher other than a Product.

11.5	Press Releases and Disclosure

The Parties hereby acknowledge and agree that upon the Execution Date, either Party may issue the press release attached at Schedule 11.4.1 without the consent of the other Party. Neither Party shall make any other press release or public announcements regarding the terms of this Agreement or relating to the Product (including the Development or Commercialization thereof) without the prior written consent of the other Party; provided that (a) TaiMed shall be permitted to make press releases and public announcements about Product that are being developed for Commercialization, or Commercialized outside the Territories (provided that TaiMed shall provide Theratechnologies with at least one (1) Business Day notice of any press release or public announcement concerning any adverse publicity or other negative news concerning the Product outside the Territories), (b) each Party shall be permitted to disclose the execution, terms and conditions of this Agreement if and to the extent required by (i) judicial order, or (ii) applicable Laws, including securities Laws and the rules or requirements of any securities exchange or market on which such Party’s securities are listed or traded and the requirements of any regulatory authority, provided that, with respect to subsections (i) and (ii), the Party seeking disclosure shall provide the other Party with reasonable advance notice of such disclosure (including the text thereof), disclose no more information relating to the terms of this Agreement or the Product than reasonably necessary and shall, to the extent practical, use its reasonable efforts to cooperate with such other Party in seeking confidential treatment of such information, (c) each Party shall have the right to disclose the execution, terms and conditions of this Agreement and information relating to the Product to the extent already disclosed by either Party pursuant to and in accordance with this Article 11 in connection with any investor calls or presentations (or other similar types of disclosures) in connection with disclosures about such Party’s business and (d) each Party shall have the right to disclose information to its attorneys, accountants and other professional advisors who are under an obligation to keep such information confidential.

ARTICLE 12

REPRESENTATIONS AND WARRANTIES

12.1	Representations and Warranties

Each Party represents and warrants to the other Party that, as of the Execution Date:

12.1.1	It is duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization;

12.1.2

It has taken all action required by Law, its articles of incorporation, by-laws or other organizational documents, or any agreement to which it is a party or to which it may be subject, and all other action necessary to authorize and approve the execution and delivery of this Agreement and the performance of its obligations under this Agreement (other than obtaining any Regulatory Approvals relating to the manufacture, use, importation, marketing or sale of the Antibody or the Product);

12.1.3

This Agreement is a legal and valid obligation of the Party, binding upon the Party, and enforceable against the Party in accordance with the terms of this Agreement, except as enforcement may be limited by applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless whether such enforceability is considered in a proceeding in equity or at law). Neither the execution and delivery of this

Agreement nor the performance hereof by the Party shall conflict with, breach or create in any Third Party the right to accelerate, terminate, rescind, renegotiate or modify any agreement or instrument to which such Party is a party or by which such Party is bound relating to the transactions contemplated by this Agreement, except for those breaches or rights that would not adversely affect the ability of the Party to perform its obligations under this Agreement, and does not and shall not violate any Law or any order of any court or any Governmental Body having authority over such Party, except for such violations that would not have an adverse effect on the ability of such Party to perform its obligations under this Agreement;

12.1.4

There is no action, claim, demand, suit, proceeding, arbitration, grievance, citation, summons or subpoena served upon the Party and the Party has not received any written notice of any ongoing inquiry, investigation or threat of any nature, civil, criminal, regulatory or otherwise, in law or in equity, relating to the transactions contemplated by this Agreement, except for any of the foregoing that would not adversely affect the ability of the Party to perform its obligations under this Agreement; and

12.1.5	It has all right, power and authority to enter into this Agreement, to perform its obligations and grant rights under this Agreement.

12.2	TaiMed Representations and Warranties

TaiMed represents and warrants to Theratechnologies that, as of the Execution Date unless indicated otherwise:

12.2.1

Except as set forth in Schedule 12.2.1, TaiMed owns the TaiMed Technology that covers or is used in connection with the Product in the Territories, free and clear of all liens, charges and encumbrances, and TaiMed has not prior to March 18, 2016 licensed, assigned, transferred or otherwise conveyed any right, title or interest in and to the TaiMed Technology that cover or are used in connection with the Product to any Third Party in the Territories and no other person, corporate or other private entity or Governmental Body has or shall have any claim of ownership whatsoever with respect to the TaiMed Technology;

12.2.2	The agreements listed in Schedule 12.2.1 represent all the material agreements TaiMed has entered into that may affect Theratechnologies’ exercise of the rights granted under this Agreement;

12.2.3	TaiMed and its Affiliates are in compliance, and it shall comply, and shall cause its Affiliates to comply, in all material respects, with all agreements listed in Schedule 12.2.1;

12.2.4

TaiMed and its Affiliates shall not, during the Term, amend any agreement listed in Schedule 12.2.1 in any manner that adversely affects the rights granted to Theratechnologies hereunder or Theratechnologies’ ability to materially perform its obligations hereunder;

12.2.5

TaiMed and its Affiliates shall not, during the Term, do or fail to do any acts, which cause to be terminated or result in the termination of any agreements listed in Schedule 12.2.1 or result in the loss of any rights under any such agreements, which would adversely affect the rights granted to Theratechnologies hereunder or Theratechnologies’ ability to materially perform its obligations hereunder;

12.2.6

TaiMed and its Affiliates shall not, during the Term, assign, convey or grant to a Third Party any right, title or interest in the TaiMed Technology that would adversely affect the rights granted to Theratechnologies hereunder or Theratechnologies’ ability to materially perform its obligations hereunder;

12.2.7

No claims have been asserted or threatened in writing by a Third Party against TaiMed: (a) challenging the validity, enforceability or ownership of the TaiMed Technology that cover or are used in connection with the Product; and/or (b) alleging that the use, reproduction, modification, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights under any TaiMed Technology, that cover or are used in connection with the Product infringes or will infringe any intellectual property right of such Third Party;

12.2.8

There is no unauthorized use, infringement or misappropriation of any of the TaiMed Technology that cover or are used in connection with the Product by any employee or former employee of TaiMed, or by any Third Party in the Territories;

12.2.9

No Third Party has filed against TaiMed, or threatened in writing to TaiMed to file any claim, lawsuit, complaint or other action alleging that any TaiMed Technology that cover or are used in connection with the Product in the Territories is invalid or unenforceable;

12.2.10

To the Knowledge of TaiMed, the exercise of any right granted to Theratechnologies herein does not and shall not infringe or result in the infringement of any intellectual property rights of any Third Party;

12.2.11

TaiMed has the full right to provide the TaiMed Materials to Theratechnologies pursuant to this Agreement, and, to the Knowledge of TaiMed, neither Theratechnologies’ use of the TaiMed Materials as contemplated by this Agreement nor such provision of such TaiMed Materials will infringe the intellectual property rights of any Third Party in the Territories with respect to the Product;

12.2.12

All employees of TaiMed who have performed any activities on its behalf in connection with research and development regarding the Antibody have assigned to TaiMed the whole of their rights in any intellectual property made, discovered or developed by them within the scope of their employment as a result of such research;

12.2.13	To the Knowledge of TaiMed, while this Agreement is in effect no Third Party licenses will be necessary to make, have made, use, offer for sale or sell the Product in the Territories;

12.2.14

(i) TaiMed is a corporation having net assets of at least CDN$5,000,000 as shown on its most recently prepared financial statements, is acting as principal for its own account and is not an entity created or being used solely to purchase or hold securities, and (ii) the issuance and distribution of the Consideration Shares to TaiMed is lawful in its jurisdiction of residence and will not require the filing of any prospectus or registration statement or otherwise trigger any disclosure or filing requirement in such jurisdiction;

12.2.15

TaiMed is a non-resident of Canada for Canadian income tax and sales tax purposes, does not carry on business in Canada, does not have a permanent establishment in Canada for Canadian income tax and sales tax purposes and is not registered or required to be registered for Canadian sales tax purposes;

12.2.16

TaiMed is a resident of the territory over which the Taxation Administration, Ministry of Finance, Taiwan exercises jurisdiction, for purposes of the Arrangement Between the Canadian Trade Office in Taipei and the Taipei Economic and Cultural Office in Canada for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Arrangement”),

12.2.17	TaiMed is not aware of any fact that may have an adverse effect on the exercise by Theratechnologies of any of its rights set forth herein.

ARTICLE 13

INDEMNIFICATION AND INSURANCE

13.1	Indemnification by Theratechnologies

Theratechnologies shall indemnify, defend and hold TaiMed and its Affiliates and each of their respective employees, officers, directors and agents (the “TaiMed Indemnitees”) harmless from and against any and all liabilities, obligations, claims, demands, judgments, losses, costs, damages, expenses, fines, royalties, governmental penalties or punitive damages, interest, settlement amounts, awards and judgments (including reasonable attorneys’ fees and expenses) (collectively, “Losses”), arising out of any Third Party claim or suit related to: (a) the gross negligence or willful misconduct of any Theratechnologies Indemnitee or any Designee; (b) the advertising, marketing, promotion, distribution, storage, handling, use, sale or offer for sale of or any other Commercialization activity in connection with the Product by or on behalf of any Theratechnologies Indemnitee; and/or (c) the misrepresentation or breach by Theratechnologies of its representations, warranties and covenants set forth in this Agreement and any breach by any Sublicensee of the terms or conditions of any sublicense agreement; provided that Theratechnologies’ obligations pursuant to this Section 13.1 shall not apply to the extent that such Losses are the subject of TaiMed’s indemnification obligation under Section 13.2.

13.2	Indemnification by TaiMed

TaiMed shall indemnify, defend and hold Theratechnologies and its Affiliates and Designees and each of their respective agents, employees, officers and directors (the “Theratechnologies Indemnitees”, and together with TaiMed Indemnitees, the “Indemnitees”) harmless from and against any and all Losses to the extent arising out of Third Party claims or suits related to: (a) the failure of the Product manufactured for and supplied to Theratechnologies by or on behalf of TaiMed pursuant to Article 6 to comply with applicable Laws in the Territories, cGMP requirements in the Territories and the applicable specifications for such Product in the Territories upon delivery in accordance with the delivery terms set forth in Article 6; (b) the gross negligence or willful misconduct of any TaiMed Indemnitee or any Manufacturing Designee; (c) any personal injury, death, risk of personal injury and/or Product Liability arising out of or related to the use of the Product as per applicable Law in the Territories; (d) any infringement or misappropriation, or alleged infringement or misappropriation, of any intellectual property rights of a Third Party in the Territories resulting from the manufacture, use or offer for sale or sale or Commercialization in the Territories of the Product; and (e) the misrepresentation or breach by TaiMed of its representations, warranties and covenants set forth in this Agreement and any breach by any Manufacturing Designee of the terms or conditions of any manufacturing agreement; provided that TaiMed’s obligations pursuant to this Section 13.2 shall not apply to the extent that such Losses are the subject of Theratechnologies’ indemnification obligation under Section 13.1.

13.3	NO CONSEQUENTIAL DAMAGES

IN NO EVENT SHALL EITHER PARTY OR ANY OF ITS AFFILIATES BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES FOR SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, WHETHER IN CONTRACT, WARRANTY, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY BREACH HEREOF, EXCEPT TO THE EXTENT THAT ANY SUCH DAMAGES (A) ARE PAYABLE TO A THIRD PARTY AS PART OF A THIRD PARTY CLAIM PURSUANT TO ANY INDEMNITY SET FORTH IN SECTION 13.1 OR SECTION 13.2, OR (B) ARISE OUT OF OR RELATE TO A BREACH BY EITHER PARTY OF ITS CONFIDENTIALITY OBLIGATIONS SET FORTH IN Article 11 OF THIS AGREEMENT.

13.4	Notification of Claims; Conditions to Indemnification Obligations

As a condition to an Indemnitee’s right to receive indemnification under this Article 13, it shall: (a) promptly notify the indemnifying Party as soon as it becomes aware of a claim or suit for which indemnification may be sought pursuant hereto, provided that any failure to so notify the indemnifying Party will not relieve the indemnifying Party from any liability that it may have to the indemnified Party under this Article 13 with respect to such claim or suit, except to the extent that the ability of the indemnifying Party to defend such claim or suit is materially prejudiced by the indemnified Party’s failure to give such notice; (b) reasonably cooperate, and cause the individual Indemnitees to reasonably cooperate, with the indemnifying Party in the defense, settlement or compromise of such claim or suit; and (c) except as set forth in Section 10.10 with respect to Actions and Section 10.11 with respect to Third Party Actions, permit the indemnifying Party to control the defense, settlement or compromise of such claim or suit, including the right to select defense counsel, provided that, subject to Section 10.10 with respect to Actions and Section 10.11 with respect to Third Party Actions, in the case of any such claim or suit related to the Product that has obtained Marketing Approval, Theratechnologies shall have the sole authority to control the defense of such claim or suit in accordance with Sections 10.10 and 10.11. The party controlling any claim or suit pursuant to this Section 13.4 shall consult with the other Party on all material aspects of such claim or suit. The non-controlling Party shall have a reasonable opportunity for meaningful participation in decision-making and formulation of defense strategy. The Parties shall reasonably cooperate with each other in all such claims and suits. In no event, however, may a Party settle or otherwise compromise any claim or suit (A) in a manner that imposes any obligation on the other Party or its Affiliate or that adversely affects or would reasonably be expected to adversely affect the other Party (including by admitting that any TaiMed Patent or Joint New Technology is invalid or unenforceable or in a manner that admits fault or negligence on the part of any Indemnitee) without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, delayed or conditioned, or (B) for which indemnification may be sought pursuant hereto without the other Party’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

13.5	Insurance

During the Term, each Party shall obtain and maintain, at its sole cost and expense, comprehensive general liability insurance (written on an occurrence basis and including any self-insured arrangements) covering bodily injury (including death) and property damage, and including coverage for product liability in amounts that are reasonable and customary in the United States or, with respect to Theratechnologies, Canada and Europe, in the pharmaceutical and biotechnology industry for companies engaged in comparable activities. It is understood and agreed that this insurance shall not be construed to limit either Party’s liability with respect to its indemnification obligations hereunder. Each Party will provide to the other Party upon request a certificate evidencing the insurance such Party is required to obtain and keep in force under this Section 13.5. Such certificate will provide that such insurance will not expire or be cancelled or modified without at least [REDACTED: Time Period] prior notice to the other Party. Upon expiration or termination of this Agreement, after the Commercialization of the Product, each Party shall maintain the insurance such Party is required to obtain and keep in force under this Section 13.5 in full force and effect for a period of [REDACTED: Time Period].

ARTICLE 14

TERM AND TERMINATION

14.1	Term and Expiration

The term of this Agreement (the “Term”) shall be deemed to have commenced on March 18, 2016, and, unless earlier terminated as provided in this Article 14 (the date of any such termination, the “Termination Date”), shall continue in full force and effect, on a Country-by-Country basis until the twelfth (12th ) anniversary date of the Marketing Approval of a Product in each Country.

14.2	Termination of the Agreement by TaiMed or Theratechnologies for specific events

14.2.1

Theratechnologies shall have the right to terminate this Agreement for a Country or the Territories with respect to the Product which is withdrawn from the market by a Competent Governmental Body of such Country or Territories upon [REDACTED: Time Period] prior written notice to TaiMed.

14.2.2

Theratechnologies shall have the right to terminate this Agreement in its entirety or with respect to the Product with respect to a Country or the Territories, upon [REDACTED: Time Period] prior written notice to TaiMed if the Product is deleted from the list of reimbursable Product of a Country or Territories or if the Commercialization of the Product in a Country or the Territories is not economically feasible for Theratechnologies.

14.2.3

TaiMed shall have the right to terminate this Agreement in its entirety or with respect to the Product with respect to a Country or the Territories, upon [REDACTED: Time Period] prior written notice to Theratechnologies if Theratechnologies fails to meet the requirement set forth in Section 5.5, subject to the other conditions set forth therein.

14.3	Termination upon Material Breach

14.3.1

If a Party breaches any of its material obligations under the Agreement (other than with respect to any payments due hereunder which shall be governed by Section 14.3.2), the Party not in default may deliver to the breaching Party a written notice specifying the nature of the default, requiring it to cure such breach, and stating its intention to terminate this Agreement if such breach is not cured within [REDACTED: Time Period]. If such breach is not cured within [REDACTED: Time Period] after the receipt of such notice, the Party not in default shall be entitled to terminate this Agreement, effective immediately upon written notice to the other Party.

14.3.2

If a Party breaches any of its obligations with respect to any payments under the Agreement (other than with respect to any amount that is the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)), the Party not in default may deliver to the breaching Party (with a copy to the breaching Party’s Chief Financial Officer at the address set forth in Section 16.11) (a) a written notice specifying the amount of the payment on which the breaching Party is in default (including any interest due pursuant to Section 9.3) and requiring it to cure such breach within [REDACTED: Time Period], and (b) if such breach is not cured within such [REDACTED: Time Period], a second notice stating its intention to terminate this Agreement if such breach is not cured within [REDACTED: Time Period] after receipt of such second notice. If such breach is not cured within [REDACTED: Time Period] after the receipt of such second notice, the Party not in default shall be entitled to terminate this Agreement, effective immediately upon written notice to the other Party; provided that such notice is given within [REDACTED: Time Period] of the expiration of the [REDACTED: Time Period] (provided that such breach remains uncured at the time of the receipt of such written notice of termination by the defaulting Party).

14.3.3	Any dispute regarding an alleged material breach of this Agreement shall be resolved in accordance with Article 15 hereof.

14.4	Effects of Termination

14.4.1	Survival.

(a)

The following Articles and Sections of this Agreement shall survive the expiration or termination of this Agreement for any reason: Section 9.1, Section 9.2, Section 9.4, Section 9.5, Section 10.4, Section 10.7, Section 10.8, Section 11.1, Section 11.2, Section 11.3, Article 13, Section 14.4, Section 14.5,             , Section 16.1, Section 16.8, Section 16.9, Section 16.10, Section 16.11, Section 16.12, Section 16.13, Section 16.14 and Article 1 to the extent that any defined terms in Article 1 are used in the foregoing Sections and Articles.

(b)

Termination of this Agreement shall not relieve the Parties of any liability that accrued hereunder prior to the effective date of such termination. In addition, termination of this Agreement shall not preclude either Party from pursuing all rights and remedies it may have hereunder or at Law or in equity with respect to any breach of this Agreement nor prejudice either Party’s right to obtain performance of any obligation.

14.4.2	Licenses.

(a)

Upon termination of this Agreement hereunder by either Party whether in whole or in part, with respect to the Product for a Country or the Territories (provided that if this Agreement is terminated in part, with respect to the Product for a Country or the Territories, then the following provisions shall only apply with respect to such Product and such Country or the Territories):

(i)

Theratechnologies shall (and if applicable, shall cause its Affiliates and Sublicensees to) promptly after such termination, but in no event later than [REDACTED: Time Period] thereafter, assign, convey and transfer to TaiMed (or its Designee), for no consideration, all of Theratechnologies’ right, title and interest in and to (i) all Regulatory Filings and Regulatory Approvals (including all BLAs, as applicable, and all related data), all data and databases relating to Adverse Events and Serious Adverse Events and post Marketing Approval safety registries prepared or obtained by or on behalf of Theratechnologies prior to the date of such termination, to the extent relating solely to the applicable Product(s) and Terminated Country(ies) that are subject to such termination (the “Terminated Product” and “Terminated Country(ies)”) and expressly excluding any Theratechnologies Sole New Technology, (ii) all regulatory correspondence Controlled by Theratechnologies’ or any of its Affiliate’s or Designee’s, to the extent relating solely to the Terminated Product(s) and Terminated Country(ies), and if applicable, to transfer and transition to TaiMed (or its designee), if and as may be reasonably requested by TaiMed, the conduct of any ongoing Phase IV Trials and other post-Marketing Approval research and Development in a manner and within such timing as mutually agreed upon by the Parties so as to not disrupt such Clinical Trials, except that, with respect to each of the foregoing subsections (i) and (ii), Theratechnologies may retain copies of such information, data, reports, records, regulatory correspondence and other materials as may be necessary for Theratechnologies to comply with applicable Law, and (iii) cooperate and assist TaiMed at TaiMed’s cost and expense (to the extent that TaiMed pre-approves such costs and expenses) in taking such actions and making such filings with the relevant Governmental Bodies as necessary to effect such assignments and transfers;

(ii)

Theratechnologies shall assign (and if applicable, shall cause its Affiliates to assign), for no consideration, to TaiMed all right, title and interest in and to the Internet domain name registrations for the Thera Product Website for the Terminated Product(s) and Terminated Country(ies) at TaiMed’s cost and expense and shall cease operation of such Thera Product Website;

(iii)

TaiMed shall not (and shall ensure its Affiliates and Designees do not) make any press release or public announcements (whether written or oral or in any other form or medium) about any Terminated Product and Terminated Country(ies), except to the extent permitted under Section 11.4.1;

(iv)

Theratechnologies shall, upon written request by TaiMed, either return or destroy all relevant records and materials in Theratechnologies’ or its Affiliates’ possession or Control containing or comprising any TaiMed Know-How, TaiMed Materials or any other TaiMed Technology or a tangible embodiment thereof (in whatever form or medium), or such other Confidential Information of TaiMed, in each case solely related to the Terminated Product and Terminated Country(ies); provided that Theratechnologies shall not be obligated to return or destroy any Integrated Confidential Information that has become integrated with other business records of Theratechnologies or its Affiliates or Designees; provided further that Theratechnologies shall continue to be bound by the confidentiality obligations under this Agreement with respect to any such Integrated Confidential Information that is not so returned or destroyed;

(v)

TaiMed has the right to purchase from Theratechnologies the Terminated Product it has in inventory at the Transfer Price of the Product plus applicable taxes, unless otherwise agreed between TaiMed and Theratechnologies;

Each Party shall bear its cost and expense incurred in connection with or arising out of the assignment, transfer and conveyance in accordance with Sections 14.4.2(a)(i) and 14.4.2(a)(ii), provided that, if this Agreement is terminated by Theratechnologies as a result of a breach by TaiMed of its obligations herein, TaiMed shall reimburse Theratechnologies for all cost and expense incurred in connection with or arising out of the assignment, transfer and conveyance in accordance with Sections 14.4.2(a)(i) and 14.4.2(a)(ii).

(b)

Upon termination of this Agreement hereunder by either Party whether in whole or in part, with respect to the Product and Country or the Territories, each Sublicensee shall continue to have the rights and license set forth in its sublicense agreements for a period of [REDACTED: Time Period] following the termination of this Agreement, but such sublicense agreement shall thereafter automatically and immediately terminate unless TaiMed agrees in writing to assume such sublicense agreement (and if TaiMed agrees to such assignment, then Theratechnologies shall promptly assign to TaiMed, and TaiMed shall assume, such sublicense agreement).

14.5	No Public Statements

The Parties agree that if this Agreement is terminated, neither Party shall disclose to any Third Party any reason for not proceeding without the express written consent of the other Party, and the Parties shall agree on statements for public disclosure, such agreement not to be unreasonably withheld or delayed. Notwithstanding the foregoing, each Party shall be permitted to make such disclosures if and to the extent required by (a) judicial order, or (b) applicable Laws, including any rules or requirements under any stock exchange on which such Party is listed or may be listed or by any regulatory authorities, provided that, with respect to subsections (a) and (b), the Party seeking disclosure shall provide the other Party with advance notice and shall to the extent practical and requested by the other Party, cooperate with such other Party in seeking confidential treatment of such information.

14.6	Fair Market Value of the Agreement

If TaiMed elects to terminate the Agreement, or to terminate the rights of Theratechnologies with respect to the North American Territory or the European Territory, in accordance with Section 14.2.3, TaiMed shall, in addition to all other obligations of the Parties set forth in Section 14.4 and Section 14.5, pay to Theratechnologies an amount equal to the fair market value as of the effective date of termination of its rights in this Agreement, in the North American Territory or the European Territory on the day preceding the effective date of termination (the “Fair Market Value of the Agreement”) plus applicable taxes, if any. The Fair Market Value of the Agreement, the North American Territory and the European Territory, shall be determined by a valuator who is a partner in New York, United States, of any of Deloitte LLP, KPMG LLP, Richter LLP, Ernst & Young LLP or PricewaterhouseCoopers LLP and who is a member of the Canadian Institute of Chartered Business Valuators, provided, however, that the auditors of Theratechnologies and TaiMed shall be excluded from serving as the Valuator. The Valuator shall be chosen by Theratechnologies and TaiMed within [REDACTED: Time Period] following the effective date of termination of this Agreement, or the rights of Theratechnologies with respect to the North American Territory or the European Territory, in accordance with Section 14.2.3. Failing such an agreement, each Party shall choose a valuator in accordance with the foregoing criteria and the Valuator shall be appointed pursuant to a draw between those valuators. The Parties agree to equally share the fees and expenses of the Valuator. The Valuator shall be instructed to render its determination of the Fair Market Value of the Agreement, or the rights of Theratechnologies with respect to the North American Territory or the European Territory, within [REDACTED: Time Period] following its appointment by Theratechnologies and TaiMed. The decision regarding the Fair Market Value of the Agreement of the Valuator shall be issued, in writing, and a copy thereof, and shall be delivered by the Valuator to Theratechnologies and TaiMed. The determination of the Fair Market Value of the Agreement or of the rights of Theratechnologies with respect to the North American Territory or the European Territory, as the case may be, by the Valuator shall be final and without appeal and binding upon all the Parties to this Agreement, same in case of manifest error. The Fair Market Value of the Agreement or of the rights of Theratechnologies with respect to the North American Territory or the

European Territory, as the case may be, shall be paid by TaiMed to Theratechnologies within [REDACTED: Time Period] from the determination of the Fair Market Value of the Agreement or of the rights of Theratechnologies with respect to the North American Territory or the European Territory, as the case may be, by the Valuator, plus interest at the [REDACTED: Percentage] from the effective date of termination up to the payment of the Fair Market Value of the Agreement or of the rights of Theratechnologies with respect to the North American Territory or the European Territory, as the case may be, by TaiMed to Theratechnologies.

ARTICLE 15

DISPUTE RESOLUTION

15.1	Disputes

The Parties recognize that disputes as to certain matters may from time to time arise during the Term which relate to either Party’s rights and/or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Article 15 if and when a dispute arises under this Agreement.

15.2	Escalation to Executive Officers

Either Party may, by written notice to the other Party, request that a dispute arising between the Parties in connection with the Development, Regulatory Activities or Commercialization of the Product be referred to the Chief Executive Officer of Theratechnologies (or an executive of Theratechnologies designated by the Chief Executive Officer) and the Chief Executive Officer of TaiMed (or an executive of TaiMed designated by the Chief Executive Officer) (the “Executive Officers”) for resolution. The Executive Officers shall meet within ten (10) days of such other Party’s receipt of written notice of such dispute. If the Executive Officers cannot resolve such dispute within thirty (30) days of written notice of such dispute, then, at any time after such thirty (30)-day period, either Party may bring the dispute to arbitration as provided in Section 15.3. Each Party shall bear the cost of its own attorneys’ fees and its own costs and expenses (including, without limiting, any expert fees and expenses) associated with dispute resolution by the Executive Officers and any arbitration. Either Party may proceed to enforce any and all of its rights with respect to such dispute. Notwithstanding the foregoing, nothing in this Sections 15.2 and in Section 15.3 shall be construed as precluding a Party from bringing an action for injunctive relief or other equitable relief prior to the initiation or completion of the above procedure.

15.3	Arbitration

All disputes or controversies arising out of, in connection with or related to the present Agreement and this Article 15 shall be submitted to the International Court of Arbitration of the International Chamber of Commerce and shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators appointed in accordance with the said Rules. For greater certainty, but without limiting, the Arbitral

Tribunal shall decide, inter alia, all issues of jurisdiction, if any, and all other issues, including all issues of merits and all measures. The seat, or legal place, of arbitration shall be the city of New York, in New York, United States. The language to be used in arbitral proceedings shall be English. The arbitration shall be confidential. No punitive damages may be awarded. All amounts awarded shall be in US Dollars.

ARTICLE 16

MISCELLANEOUS PROVISIONS

16.1	Relationship of the Parties

Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, joint venture or employer-employee relationship between the Parties.

16.2	Assignment

16.2.1

Either Party may assign or otherwise transfer this Agreement in its entirety to (a) any Affiliate of such Party, provided that any such assignment or other transfer to an Affiliate shall not relieve the Party of any of its obligations under this Agreement, (b) any Third Party in connection with a Change of Control or sales of all or substantially all of the business or division of the Party in which this Agreement is part, and (c) any Third Party with the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned. Neither Party shall have the right to assign this Agreement in part. Notwithstanding the foregoing, neither Party shall have the right to assign, delegate or sublicense this Agreement, in whole or in part, to any Person identified as an “excluded person” on the United States Health and Human Services Office of Inspector General and Government Services Administration Websites for excluded persons. For greater certainty, this Section 16.2.1 does not limit the right of the Parties set forth in Section 16.3.

16.2.2	This Agreement shall be binding upon the successors and permitted assigns of the Parties.

16.2.3	Any assignment not in accordance with Section 16.2.1 shall be void.

16.3	Performance by the Parties

Subject to the rights of Theratechnologies set forth in Article 6, each Party shall have the right to have any of its obligations hereunder performed, or its rights hereunder exercised, by, any of its Affiliates or designee of its choice (including a Sublicensee) (the “Designee”) and the performance of such obligations by any such Affiliate(s) or Designee shall be deemed to be performance by the Party; provided that any such delegation by a Party to any of its Affiliates or Designee shall not relieve the delegating Party of any of its obligations under this Agreement and the delegating Party shall ensure the performance of its obligations under this Agreement in accordance with the terms and conditions of this Agreement and that any failure of any Affiliate performing any obligations of the delegating Party hereunder shall be deemed to be a failure by the delegating Party to perform such obligations. Each Party and any of its Affiliates or Designee performing any of the Party’s obligations or receiving any benefits under this Agreement shall be responsible for all acts or omissions of the Party or its Affiliates’ Designees, directors, officers, employees, contractors or consultants. Each Party and any such Affiliate (for greater certainty excluding any Designee which is not one of its Affiliates) shall be jointly and severally liable hereunder, and each Party shall have the right to enforce the terms of this Agreement against any such Affiliate of the other Party as if it were a Party. In the event an Affiliate of Theratechnologies ceases to be an Affiliate of Theratechnologies, any engagement with such Affiliate with respect to this Agreement shall automatically and immediately terminate. Furthermore, for any Designee that is not an Affiliate of Theratechnologies to perform obligations of Theratechnologies hereunder, prior written consent of TaiMed shall be required (such approval not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, TaiMed acknowledges and agrees that Theratechnologies may subcontract or outsource, in whole or in part, any of its obligations under this Agreement to any Person listed on Schedule 16.3 hereto (as such Schedule may be updated by the mutual written consent of the Parties from time to time).

16.4	Compliance with Laws

Each of TaiMed and Theratechnologies shall conduct, and shall use Commercially Reasonable Efforts to cause its Affiliates and Designees and its and its Affiliates’ and Designees’ employees, contractors and consultants to conduct, all activities contemplated under this Agreement in accordance with all applicable Laws.

16.5	Further Actions

Each Party agrees to execute, acknowledge and deliver such further instruments and to do all such other acts as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

16.6	Accounting Procedures

All monetary amounts expressed in this Agreement are expressed in U.S. dollars. Each Party shall calculate all amounts hereunder and perform other accounting procedures required hereunder and applicable to it in accordance with the conventions, rules and procedures promulgated by the International Accounting Standards Committee (International Accounting Standards).

16.7	Force Majeure

Neither Party shall be liable to the other for failure or delay in the performance of any of its obligations under this Agreement for the time and to the extent such failure or delay is caused by acts of God, earthquake, riot, civil commotion, terrorism (or the threat thereof), war, strikes or other labor disputes, fire, flood, failure or delay of transportation, default by suppliers or unavailability of raw materials, governmental acts or restrictions or any other reason which is beyond the control of the respective Party. If any Manufacturing

Designee is affected by any force majeure event, it shall be deemed to be a force majeure of TaiMed as well, and if any Designee is affected by any force majeure event, it shall be deemed to be a force majeure of Theratechnologies as well. The Party affected by force majeure shall provide the other Party with full particulars thereof as soon as it becomes aware of the same (including its best estimate of the likely extent and duration of the interference with its activities), and will use Commercially Reasonable Efforts to overcome the difficulties created thereby and to resume performance of its obligations hereunder as soon as practicable.

16.8	Entire Agreement of the Parties; Amendments

This Agreement and the schedules and exhibits hereto constitute and contain the entire understanding and agreement of the Parties respecting the subject matter hereof and cancel and supersede any and all prior negotiations, correspondence, understandings and agreements between the Parties, whether oral or written, regarding such subject matter, including the Distribution and Marketing Agreement dated as of March 18, 2016 and entered into between the Parties. No waiver, modification or amendment of any provision of this Agreement shall be valid or effective unless made in a writing referencing this Agreement and signed by a duly authorized officer of each Party.

16.9	Construction

Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “include,” “includes” and “including” are not limiting and shall be deemed to be followed by “without limitation”; (b) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (c) references to an agreement, statute or instrument mean such agreement, statute or instrument as from time to time amended, modified or supplemented; (d) references to a Person are also to its permitted successors and assigns; (e) captions and other headings to this Agreement are for convenience only, and shall have no force or effect in construing or interpreting any of the provisions of this Agreement or any other legal effect; (f) references to “Parties”, “Article”, “Section”, “Exhibit” or “Schedule” refer to the Parties to, an Article or Section of, or any Exhibit or Schedule to, this Agreement unless otherwise indicated; (g) the word “will” shall be construed to have the same meaning and effect as the word “shall” and vice versa; and (h) the word “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”.

16.10	Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of New York, excluding application of any conflict of laws principles that would permit or require application of the Law of a jurisdiction outside of New York and will be subject to the exclusive jurisdiction of the courts of competent jurisdiction located in New York. The Convention for the International Sale of Goods shall not apply to this Agreement and is hereby expressly disclaimed.

16.11	Notices and Deliveries

All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, and if not during normal business hours of the recipient, then on the next Business Day, (c) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) three (3) Business Days after deposit with a nationally recognized overnight courier, with written verification of receipt. All communications shall be sent to the Parties at the following addresses:

(i)	if to Theratechnologies, to:

Theratechnologies Inc.

2015 Peel, 5th Floor

Montréal, Québec, Canada H3A 1T8

Attention:	[REDACTED: Name]
Facsimile:	[REDACTED: Fax Number]

with a copy to:

Theratechnologies Inc.

2015 Peel, 5th Floor

Montréal, Québec, Canada H3A 1T8

Attention:	[REDACTED: Name]
Facsimile:	[REDACTED: Fax Number]

(ii)	if to TaiMed, to:

TaiMed Biologics Inc.

3F., No. 607, Ruiguang Rd.

Neihu District Taipei City 11492, Taiwan

Attention:	[REDACTED: Name]
Facsimile:	[REDACTED: Fax Number]

with a copy to:

TaiMed Biologics Inc.

2 Executive Circle

Irvine, CA 92614 USA

Attention:	[REDACTED: Time Period]
Facsimile:	[REDACTED: Fax Number]

or to such other address as the addressee shall have last furnished in writing in accordance with this provision to the addressor.

16.12	Waiver

A waiver by either Party of any of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any other term or condition hereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either Party.

16.13	Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid to the fullest extent permitted under applicable Law, but if one or more provisions of this Agreement are held to be unenforceable or invalid under or in contravention of applicable Law by any court of competent jurisdiction, such provision shall be interpreted to the fullest extent permitted by applicable Law, and the Parties shall negotiate in good faith to replace such provision with a provision which effects to the fullest extent possible the original intent of such provision.

16.14	Counterparts

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together will be deemed to be one and the same instrument. A facsimile copy of this Agreement, including the signature pages, will be deemed an original.

[Remainder of this page intentionally

left blank; signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the day and year first above written, each copy of which shall for all purposes be deemed to be an original.

THERATECHNOLOGIES INC.

By:	(Signed) Luc Tanguay
Name: Luc Tanguay
Title: President and Chief Executive Officer

TAIMED BIOLOGICS INC.

By:	(Signed) James N. Chang
Name: James N. Chang
Title: President and Chief Executive Officer

LIST OF SCHEDULES

1.	Schedule 1.5	–	Molecular formula of the Antibody

2.	Schedule 1.30	–	Controlled

3.	Schedule 3.9.3	–	Adjustment to the Consideration related to the Third Commercial Milestone Payment

4.	Schedule 5.1.1	–	List of Countries

5.	Schedule 6.1	–	Manufacturing Designees

6.	Schedule 8.4.3	–	Calculation of Third Commercial Milestone Payment

7.	Schedule 11.4.1	–	Scientific Publications

8.	Schedule 11.4.1	–	Press Release

9.	Schedule 12.2.1	–	TaiMed Representations and Warranties

10.	Schedule 16.3	–	Theratechnologies’ authorized Designees

SCHEDULE 1.5

MOLECULAR FORMULA OF THE ANTIBODY

[REDACTED: Molecular Formula]

SCHEDULE 1.30

CONTROLLED

[REDACTED: List of Controlled Information]

116744.00090/92601564.25

SCHEDULE 3.9.3

ADJUSTMENT TO THE CONSIDERATION RELATED TO THE THIRD COMMERCIAL MILESTONE PAYMENT

[No Information Available.]

SCHEDULE 5.1.1

LIST OF COUNTRIES

[REDACTED: List of Countries]

SCHEDULE 6.1

MANUFACTURING DESIGNEES

WuXi Apptec

SCHEDULE 8.4.3

CALCULATION OF THIRD COMMERCIAL MILESTONE PAYMENT

[REDACTED: Calculation]

SCHEDULE 11.4.1

SCIENTIFIC PUBLICATIONS

[REDACTED: List of Scientific Publications]

SCHEDULE 11.4.1

PRESS RELEASE

News Release

THERATECHNOLOGIES ACQUIRES COMMERCIAL RIGHTS TO IBALIZUMAB IN

THE EUROPEAN UNION AND FOUR ADDITIONAL TERRITORIES

Montreal, Canada – March 6, 2017 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) is pleased to announce that it has reached an agreement with TaiMed Biologics, Inc. for the acquisition of the commercial rights to ibalizumab in the European Union, Israel, Norway, Russia and Switzerland.

Ibalizumab is an investigational humanized monoclonal antibody currently being developed for the potential treatment of multidrug resistant (MDR) HIV-1 infection. Theratechnologies first acquired the commercial rights to ibalizumab in the United States and Canada in March 2016. The existing agreement between both companies has been amended to include the additional territories and related new obligations.

“Based on clinical trial results obtained, we believe that there is tremendous potential for ibalizumab. After the United States, Europe is the second most important market in the world. Early market research results indicate that the European Union is a significant opportunity,” said Luc Tanguay, President and Chief Executive Officer, Theratechnologies inc.

“If approved in Europe, ibalizumab will serve to sustain our growth over the long-term. This shows that our business plan is working as we are now gathering momentum,” added Mr. Tanguay.

“Our experience with Theratechnologies ever since the beginning of our partnership in the United States has convinced us that it represented the ideal partner to bring our product to the European market. We are very pleased to see our relationship with Theratechnologies grow with the addition of these new territories for the commercialization of ibalizumab,” said James Chang, President and CEO, TaiMed Biologics, Inc.

Transaction terms

Under the terms of the agreement, Theratechnologies will assume regulatory responsibilities and associated costs.

Clinical trial activity required by the EMA, if any, and associated costs will be the responsibility of TaiMed.

Both parties have agreed to a transfer price of 52% for annual European sales up to US$50M. The transfer price will increase to 57% on annual sales above the US$50M threshold.

The agreement also provides for development, launch and sales milestones including:

•	An upfront payment of US$3M payable through the issuance of 906,077 common shares of Theratechnologies;

•

An approval milestone representing 50% of the cost of the clinical trials and all associated development activities required, if any, to obtain approval in Europe, payable through transfer price increase of 5% of net sales;

•	A launch milestone payment of US$10M, payable as follows:

○	US$5M, one year after launch; and

○	US$5M, one year after reaching European sales of US$50M over four consecutive quarters;

•	A milestone of US$10M upon European sales reaching US$150M over four consecutive quarters;

•	A milestone of US$20M upon European sales reaching US$500M over four consecutive quarters;

•	A milestone of US$50M upon European sales reaching US$1B over four consecutive quarters;

The agreement has a 12-year term following marketing approval on a country-by-country basis.

Theratechnologies intends to initiate discussions with the European Medicines Agency (EMA) as soon as possible to discuss the strategy in regards to the potential filing of an application.

While a definitive sales and marketing strategy has yet to be developed, Theratechnologies will analyze different options to ensure the optimal commercialization approach in Europe.

About ibalizumab

Ibalizumab is an investigational humanized monoclonal antibody currently being developed for the potential treatment of Multiple Drug Resistant Human Immunodeficiency Virus-1 (MDR HIV-1) infection. Unlike other antiretroviral agents, ibalizumab binds primarily to the second extracellular domain of the CD4+ T cell receptor, away from major histocompatibility complex II molecule binding sites. It potentially prevents HIV from infecting CD4+ immune cells while preserving normal immunological function. Ibalizumab is active against HIV-1 resistant to all approved antiretroviral agents. Ibalizumab has been tested in Phase I and II clinical trials and the Phase III trial was the last pivotal clinical study necessary for the completion of a Biologics License Application (BLA) expected to be submitted to the Food and Drug Administration (FDA).

Ibalizumab has received “Breakthrough Therapy” designation from the FDA. This designation is given to a therapy that may provide a substantial improvement over what is currently available to address a serious and life-threatening condition. Ibalizumab also received “Orphan Drug” designation by the FDA.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs to promote healthy living and an improved quality of life among HIV patients. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate” or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, discussions that we intend to have with the EMA, the approval and sale of ibalizumab for the treatment of MDR HIV-1 infected patients in Europe and in the other countries mentioned in this press release and the growth of Theratechnologies based on such approval and the sales of ibalizumab related thereto.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include but are not limited to, the following: all data obtained from the conduct of the Phase I, II and III clinical trials will support the filing of a marketing authorization application with the EMA and the other European countries mentioned herein, ibalizumab will be approved for the treatment of MDR HIV-1 infected patients by the EMA and the other European countries mentioned herein and, if approved, Theratechnologies will have set-up on time the necessary infrastructure to launch and commercialize ibalizumab in Europe. These risks and uncertainties include, but are not limited to, the risk that the data obtained so far from the Phase I, II and III clinical trials do not support the filing of a marketing authorization application in Europe and that additional studies need to be conducted, that the EMA or any one of the regulatory authorities in the other countries mentioned herein does not approve ibalizumab as a treatment for MDR HIV-1 infection and, if approved, that the EMA or these regulatory authorities impose a significant limitation on its use resulting in a smaller patient population who could benefit from ibalizumab.

We refer potential investors to the “Risk Factors” section of our Annual Information Form (AIF) dated February 7, 2017 for additional risks and uncertainties about Theratechnologies. The AIF is available on the Corporation’s website at www.theratech.com and on SEDAR at www.sedar.com.

The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

Tel.: (514) 336-7800, ext. 297

SCHEDULE 12.2.1

REPRESENTATIONS AND WARRANTIES

N/A

SCHEDULE 16.3

THERATECHNOLOGIES’ DESIGNEES

[REDACTED: List of Designees]